A copy of this preliminary prospectus has been filed with the securities regulatory authority in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This preliminary prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and, in such jurisdictions, only by persons permitted to sell such securities.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities legislation and may not be offered or sold in the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities legislation or pursuant to an exemption therefrom. This preliminary prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See “Plan of Distribution”.

PRELIMINARY PROSPECTUS

Initial Public Offering	May 22, 2015

$125,000,000

12,500,000 Class A Restricted Voting Units

Alignvest Acquisition Corporation (the “Corporation” or “we” or “us”) is a newly organized special purpose acquisition corporation incorporated under the laws of the Province of Ontario for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, which we refer to throughout this prospectus as our “qualifying acquisition”. We have not identified any qualifying acquisition target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any prospective qualifying acquisition target. While we are not limited to a particular industry or geographic region for purposes of completing our qualifying acquisition, we intend to focus our search for target businesses that operate in North America and specifically those that operate in or have specific ties to Canada. We intend to focus on acquiring companies with an estimated enterprise value of between $250 million and $1.25 billion.

This is an initial public offering of our securities. Each Class A Restricted Voting Unit has an offering price of $10.00 per Class A Restricted Voting Unit and consists of one Class A Restricted Voting Share and one-half of a Warrant. Upon the closing of our qualifying acquisition, each Class A Restricted Voting Share would, unless previously redeemed, be automatically converted into one Class B Share. The Warrants will become exercisable, at an exercise price of $11.50, only commencing 30 days after the completion of our qualifying acquisition and will expire on the day that is five years after the completion of our qualifying acquisition or earlier, as described in this prospectus. We have also granted the Underwriters, being TD Securities Inc., Cantor Fitzgerald & Co., BMO Nesbitt Burns Inc. and CIBC World Markets Inc. a 30-day non-transferable option to purchase up to an additional 1,875,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over- allotments, if any, and for market stabilization purposes. See “Plan of Distribution”. All capitalized terms not herein defined have the meanings ascribed to them in the “Glossary of Terms”.

If we are unable to consummate a qualifying acquisition within the Permitted Timeline of 21 months from the Closing (or 24 months from the Closing if we have executed a letter of intent, agreement in principle or definitive agreement for a qualifying acquisition within 21 months from the Closing but have not completed the qualifying acquisition within such 21-month period), we will be required to redeem each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion of: (A) the escrow account, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected Winding-Up expenses and certain other related costs (as described herein), each as reasonably determined by the Corporation. The Underwriters will have no right to the deferred underwriting commissions held in the escrow account in such circumstances.

Such Permitted Timeline, however, could be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, and with the consent of the TSX, if required. If such approval and consent (if applicable) is obtained, holders of Class A Restricted Voting Shares, whether such holders voted for or against, or did not vote on, the extension of the Permitted Timeline, would be permitted to deposit all or a portion of their shares for redemption before the second business day prior to the meeting in respect of the extension. Immediately prior to the date that the extension of the Permitted Timeline takes effect, we would be required to redeem such Class A Restricted Voting Shares so deposited at an amount per share, payable in cash, equal to the pro-rata portion of: (A) the escrowed funds available in the escrow account at the time of the meeting in respect of the extension, including any interest or other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation. For greater certainty, such amount will not be reduced by the deferred underwriting commissions per Class A Restricted Voting Share held in the escrow account.

Alignvest Management Corporation, which we refer to as “Alignvest” or our “Sponsor” throughout this prospectus, and Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker (which we refer to collectively with our Sponsor as our “Founders” throughout this prospectus) intend to purchase an aggregate of 470,000 Class B Units at an offering price of $10.00 per Class B Unit (for an aggregate purchase price of $4,700,000) that will occur simultaneously with the Closing. Each Class B Unit consists of one Class B Share and one-half of a Warrant. Our Founders have also advised that if the Over-Allotment Option is exercised by the Underwriters, they intend to purchase from us additional Class B Units (up to an aggregate maximum of 46,875 additional Class B Units) at a price of $10.00 per Class B Unit, in an amount such that the gross proceeds from the sale of such Class B Units is equal to the total upfront underwriting commissions payable on the additional Class A Restricted Voting Units purchased by the Underwriters pursuant to their exercise of the Over-Allotment Option. The purchase of these additional Class B Units by our Founders will occur simultaneously with the purchase of Class A Restricted Voting Units resulting from the exercise of the Over-Allotment Option.

Prior to the Closing, our Founders will have purchased 3,722,969 Class B Shares, also referred to as the “Founders’ Shares” throughout this prospectus, for an aggregate price of $25,000, or approximately $0.0067 per Founders’ Share, or $0.0077 per Founders’ Share if the Over-Allotment Option is not exercised. Up to 480,469 of the Founders’ Shares, which are referred to throughout this prospectus as the “Over-Allotment Forfeitable Founders’ Shares”, are subject to forfeiture by the Founders without compensation depending on the extent to which the Over- Allotment Option is exercised. The Founders’ Shares outstanding after giving effect to this Offering and at the conclusion of the Over-Allotment Option Period, including any corresponding forfeiture of the Over-Allotment Forfeitable Founders’ Shares depending on the extent to which the Over-Allotment Option is exercised, will represent 20% of the issued and outstanding shares of the Corporation (including all Class A Restricted Voting Shares and Class B Shares).

Accordingly, with the inclusion of our Class B Shares forming part of the Class B Units that our Founders intend to purchase (and assuming that our Founders do not purchase any Class A Restricted Voting Units in this Offering), our Founders will hold approximately a 22.90% voting interest to vote on the qualifying acquisition (assuming no exercise of the Over-Allotment Option) and a 22.78% voting interest (assuming exercise of the Over-Allotment Option in full). Accordingly, our Founders may significantly influence the vote on the qualifying acquisition, which they may be inclined to do given the difference in economic interests of our Founders as compared to the holders of Class A Restricted Voting Shares. See “Risk Factors”. The Class A Restricted Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. Prior to the Shareholders Meeting at which a qualifying acquisition is approved, holders of the Class A Restricted Voting Shares are not entitled to vote at (or receive notice of or meeting materials in connection with) meetings held only to consider the election and/or removal of directors and auditors. The holders of the Class A Restricted Voting Shares would, however, be entitled to vote on and receive notice of meetings on all other matters requiring shareholder approval (including the proposed qualifying acquisition and any proposed extension to the Permitted Timeline). In lieu of holding an annual meeting, the Corporation has undertaken to file an annual information form, issue a press release announcing the filing thereof and informing holders of Class A Restricted Voting Shares of the status of identifying and securing a qualifying acquisition, and, not less than two weeks later, hold an investor conference call.

In lieu of any entitlement of the Class A Restricted Voting Shares to participate in a take-over bid made for other securities of the Corporation, prior to the Closing, each of our Founders will agree, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, and pursuant to TSX rules, not to transfer any of its Founders’ Shares until the earlier of: one year following completion of the qualifying acquisition, and the closing share price of the Class B Shares equaling or exceeding $12.00 per share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) for any 20 trading days within a 30- trading day period at any time following the closing of the qualifying acquisition, subject to applicable securities laws, TSX rules and applicable escrow requirements, and except for transfers required due to the structuring of the qualifying acquisition, in which case such restriction will apply to the securities received in connection with the qualifying acquisition. Following the qualifying acquisition, the Founders’ Shares are also expected to be subject to TSX escrow restrictions.

In addition, in lieu of any entitlement of the Class A Restricted Voting Shares to participate in a take-over bid made for other securities of the Corporation, prior to the Closing, each of our Founders will agree, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, not to transfer any of its Class B Units (or any Class B Shares or Warrants forming part of the Class B Units) until a date that is 30 days after the closing of the qualifying acquisition, except for transfers required due to the structuring of the qualifying acquisition, in which case such restriction will apply to the securities received in connection with the qualifying acquisition. Any Class A Restricted Voting Shares purchased by our Founders would not be subject to the restrictions set out in the Forfeiture and Transfer Restrictions Agreement and Undertaking. See “Description of Securities - Class A Restricted Voting Shares and Class B Shares”.

In addition to the foregoing transfer restrictions, and pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, 25% of the Founders’ Shares held by each of the Founders, representing 5% of the shares issued and outstanding immediately following the conclusion of the Over-Allotment Option Period, which we refer to as the “Founders’ Forfeiture Shares” in this prospectus, will be subject to forfeiture by the Founders on the fifth anniversary of the qualifying acquisition unless the closing share price of the Class B Shares exceeds $13.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the qualifying acquisition. At such time as the foregoing $13.00 closing Class B Share price forfeiture condition is satisfied, the Founders’ Forfeiture Shares will, as applicable, become subject to the same ongoing restrictions applicable to the other Founders’ Shares at that time (which may include escrow restrictions applicable to the Founders’ Shares and any other restrictions mandated by the TSX or described herein). The Founders’ Forfeiture Shares cannot be transferred until fulfillment of the foregoing conditions and subject to all of the restrictions applicable to the other Founders’ Shares, as described in this prospectus. See “Description of Securities - Class A Restricted Voting Shares and Class B Shares” and “Description of Securities - Founders’ Shares and Class B Units”.

	Price: $10.00 per Class A Restricted Voting Unit(1)

	Price to public	Underwriters’	Net proceeds to the
		commission(2)	Corporation (3)

Per Class A Restricted Voting Unit	$10.00	$0.60	$9.40

Total(4)(5)	$125,000,000	$7,500,000	$117,500,000

(1)

This preliminary prospectus assumes (i) an offering size of $125,000,000 worth of Class A Restricted Voting Units ($143,750,000 in the event the Over-Allotment Option is fully exercised), (ii) the subscription by our Founders for $4,700,000 worth of Class B Units ($5,168,750 in the event the Over-Allotment Option is fully exercised), and (iii) the prior issuance of 3,242,500 Founders’ Shares (assuming no exercise of the Over-Allotment Option and thus the forfeiture of the maximum of 480,469 Over-Allotment Forfeitable Founders’ Shares subject to forfeiture; however, the 3,242,500 Founders’ Shares would increase up to a maximum of 3,722,969 to the extent the Over- Allotment Option is fully exercised). Should those numbers change, proportionate or other changes, as applicable, will be made to the final prospectus reflecting changes to the Offering including the size of the over-allotment, subscriptions by our Founders for Class B Units and the purchases by our Founders of the Founders’ Shares, including the Over-Allotment Forfeitable Founders’ Shares. This prospectus also qualifies the Class B Units being offered only to our Founders at an offering price of $10.00 per Class B Unit, including the Class B Shares and the Warrants underlying the Class B Units.

(2)

An underwriting commission equal to up to $7,500,000 or 6.0% of the gross proceeds of the Class A Restricted Voting Units sold under this Offering will be payable to the Underwriters. The table above assumes full payment of 100% of the underwriting commissions. $0.350 per Class A Restricted Voting Unit or $4,375,000 in the aggregate (or $5,031,250 if the Over-Allotment Option is exercised in full), representing approximately 58.33% of the Underwriters’ commission, will be deposited with the Escrow Agent in an escrow account at a Canadian chartered bank or subsidiary thereof, in accordance with the Escrow Agreement, and released to the Underwriters only upon completion of our qualifying acquisition. See “Plan of Distribution”.

(3)

Before deducting the expenses of this Offering estimated at $750,000 (assuming no exercise of the Over-Allotment Option), as described in this prospectus under “Use of Proceeds”, which expenses will be paid by us from the proceeds of this Offering.

(4)

Including the net proceeds of the sale of the Class B Units to our Founders, the “Net Proceeds to the Corporation” would be $122,200,000 (without the exercise of the Over-Allotment Option) and $140,293,750 (with the exercise of the Over-Allotment Option), in both instances, assuming payment of deferred underwriting commissions.

(5)

If the Over-Allotment Option is exercised in full, the total “Price to Public”, “Underwriters’ Commission” and “Net Proceeds to the Corporation” would be $143,750,000, $8,625,000 (includes deferred Underwriters’ commissions) and $135,125,000, respectively. See “Plan of Distribution”. A purchaser who acquires Class A Restricted Voting Units forming part of the Underwriters’ over-allocation position pursuant to the Over-Allotment Option acquires those securities under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or through secondary market purchases.

The offering price of the Class A Restricted Voting Units has been determined by negotiation between us, our Sponsor and the Underwriters.

Upon the Closing, an aggregate of $125,000,000 from the sale of the Class A Restricted Voting Units and Class B Units (or $143,750,000 if the Over-Allotment Option is exercised in full), or $10.00 per Class A Restricted Voting Unit sold to the public, will be held by Computershare Trust Company of Canada, as Escrow Agent, in an escrow account in Toronto, Ontario at a Canadian chartered bank or subsidiary thereof, in accordance with the Escrow Agreement. As further described in this prospectus, based on the initial $125,000,000 placed in escrow (and assuming no exercise of the Over-Allotment Option), an interest rate of approximately 0.65% per annum and current income tax rates, if the escrow account remains in place over the next 21 months (and no qualifying acquisition has been completed), the cash held in escrow is expected to grow from the initial $10.00 per Class A Restricted Voting Unit sold to the public to approximately $10.11 per Class A Restricted Voting Share, before applicable taxes and other permitted deductions. Subject to applicable law and payment of certain taxes, permitted redemptions and certain expenses, as further described herein, none of the funds held in the escrow account will be released to the Corporation prior to the closing of a qualifying acquisition. Following the closing of our qualifying acquisition, we will use a portion of the balance of the non-redeemed shares’ portion of the escrow account (less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) (subject to availability, failing which any shortfall shall be made up from other sources) to pay the Underwriters their deferred underwriting commissions. The per share amount we will distribute to holders of Class A Restricted Voting Shares who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the Underwriters. See “Use of Proceeds” and “Plan of Distribution”.

The escrowed funds will be held following the Closing to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a qualifying acquisition or an extension to the Permitted Timeline, or in the event a qualifying acquisition does not occur within the Permitted Timeline), (ii) fund the qualifying acquisition with the net proceeds following payment of any such redemptions and deferred underwriting commissions, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned thereon, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commissions in the amount of $4,375,000 (or $5,031,250 if the Over-Allotment Option is exercised in full), which (subject to availability, failing which any shortfall shall be made up from other sources) will be payable by the Corporation to the Underwriters upon the closing of our qualifying acquisition.

Consummation of the qualifying acquisition will require approval by (i) a majority of our directors unrelated to the qualifying acquisition, and (ii) the holders of the Class A Restricted Voting Shares and Class B Shares, voting together as if they were a single class of shares, at a Shareholders Meeting held to consider the qualifying acquisition. In conjunction with the Shareholders Meeting, we will provide holders of our Class A Restricted Voting Shares with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to the second business day before the Shareholders Meeting with effect, subject to applicable law, immediately prior to the closing of our qualifying acquisition, for an amount per share, payable in cash, equal to the pro-rata portion of: (A) the escrowed funds available in the escrow account at the time of the Shareholders Meeting, including interest and other amounts earned thereon, less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation, subject to the limitations described in this prospectus. For greater certainty, such amount will not be reduced by the amount of any tax of the Corporation under Part VI.1 of the Tax Act or the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. Holders of Class A Restricted Voting Shares may elect to redeem their Class A Restricted Voting Shares, whether they vote for or against, or do not vote on, the qualifying acquisition, subject to certain limitations, as further described under “Qualifying Acquisition – Redemption Rights”. Holders of Class A Restricted Voting Shares will be given not less than 21 days’ notice of the Shareholders Meeting and of the redemption deadline. Participants through CDS Clearing and Depositary Services Inc. (“CDS”) may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares for redemption. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

Our Founders will not be entitled to redeem the Founders’ Shares in connection with a qualifying acquisition or an extension to the Permitted Timeline or entitled to access the escrow account should a qualifying acquisition not occur within the Permitted Timeline, as further described herein. In addition, our Founders will not be entitled to redeem their Class B Units (including their underlying securities) in connection with the qualifying acquisition or an extension to the Permitted Timeline or entitled to access the escrow account should a qualifying acquisition not occur within the Permitted Timeline, as further described herein. Our Founders (including our Sponsor) will, however, participate in any liquidation distribution with respect to any Class A Restricted Voting Shares they may acquire in connection with or following this Offering.

The Underwriters collectively, as principals, conditionally offer the Class A Restricted Voting Units, subject to prior sale, if, as and when issued, sold and delivered by us and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to approval of certain legal matters by Stikeman Elliott LLP on our behalf and on behalf of our Sponsor and by Osler, Hoskin & Harcourt LLP on behalf of the Underwriters.

Underwriters’ Position	Maximum Size or	Exercise Period or	Exercise Price or Average
	Number of Securities	Acquisition Date	Acquisition Price
Available

Over-Allotment Option	1,875,000	Up to 30 days following	$10.00 per Class A
		the Closing Date	Restricted Voting Unit

There is currently no market through which the Units and Warrants forming part of the Units offered under this prospectus may be sold, and purchasers may not be able to re-sell securities purchased under this prospectus. This may affect the pricing of the securities in secondary market purchases, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.

An investment in the Class A Restricted Voting Units offered by this prospectus is highly speculative due to the proposed nature of our business and is subject to a number of risks that should be considered by a prospective purchaser. Investors should carefully consider the risk factors described under “Risk Factors” before purchasing the Class A Restricted Voting Units.

Subscriptions will be received subject to rejection or allocation in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Closing is expected to occur on or about •, 2015, or such later date as we and the Underwriters may agree, but in any event no later than • , 2015. Subject to certain exceptions, registration of the Class A Restricted Voting Units (consisting of the Class A Restricted Voting Shares and Warrants) and transfers thereof held through CDS, or its nominee will be made electronically through the non- certificated inventory (NCI) system of CDS. Class A Restricted Voting Units registered in the name of CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing. A purchaser of Class A Restricted Voting Units (subject to certain exceptions) will receive only a customer confirmation from the registered dealer through which the Class A Restricted Voting Units are purchased. Subsequently, once the Class A Restricted Voting Shares and Warrants begin trading separately approximately 40 days following the Closing Date, subject to certain exceptions, registration of Class A Restricted Voting Shares and Warrants underlying the Units and transfers thereof held through CDS, or its nominee will be made electronically through the non-certificated inventory (NCI) system of CDS. The Class B Units (consisting of the Class B Shares and Warrants) will be represented by a physical certificate until the Class A Restricted Voting Shares and Warrants begin trading separately approximately 40 days following the Closing Date, at which point a warrant certificate will be issued for the Warrants forming part of the Class B Units, and the initial certificate will continue to represent the Class B Shares forming part of the Class B Units. The Founders’ Shares are also represented by certificates.

V

Investors should rely only on the information contained in this prospectus and are not entitled to rely on parts of information contained in this prospectus to the exclusion of other parts of this prospectus. None of the Corporation, the Founders (including, for greater certainty, the Sponsor), or the Underwriters has authorized anyone to provide investors with additional or different information. Neither the Corporation nor any of the Underwriters is offering to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities qualified thereunder.

GLOSSARY OF TERMS

“Alignvest” means Alignvest Management Corporation;

“allowable capital loss” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations – Disposition of Securities”;

“Business Corporations Act” means the Business Corporations Act (Ontario), as it may be amended from time to time; “Cantor” means Cantor Fitzgerald & Co.; “CDS” means CDS Clearing and Depositary Services Inc.;

“Class A Restricted Voting Shares” means the Class A restricted voting shares of the Corporation forming part of the Class A Restricted Voting Units, which are “restricted securities” within the meaning of such term under applicable Canadian securities laws, and each a “Class A Restricted Voting Share”;

“Class A Restricted Voting Units” means the 12,500,000 Class A restricted voting units (or up to a maximum of 14,375,000 Class A restricted voting units to the extent the Over-Allotment Option is exercised) being offered to the public under this prospectus at an offering price of $10.00 per Class A Restricted Voting Unit (for an aggregate purchase price of $125,000,000, assuming no exercise of the Over-Allotment Option), each comprised of one Class A Restricted Voting Share and one-half of a Warrant, and each a “Class A Restricted Voting Unit”;

“Class B Shares” means the Class B shares of the Corporation forming part of the Class B Units, and where applicable, the Founders’ Shares, and each a “Class B Share”;

“Class B Units” means the 470,000 Class B units (or up to a maximum of 516,875 Class B units to the extent the Over-Allotment Option is exercised) intended to be sold to our Founders simultaneously with the public offering of Class A Restricted Voting Units, at an offering price of $10.00 per Class B unit (for an aggregate purchase price of $4,700,000, assuming no exercise of the Over-Allotment Option, or an aggregate purchase price of $5,168,750 assuming the full exercise of the Over-Allotment Option), each comprised of one Class B Share and one-half of a Warrant, and each a “Class B Unit”;

“Closing” means the closing of this Offering;

“Closing Date” means the date of the Closing, which is expected to occur on or about •, 2015 or such other date as the Corporation, our Sponsor and the Underwriters may agree, but in any event no later than •, 2015;

“Code” means Internal Revenue Code of 1986, as amended;

“Corporation” means Alignvest Acquisition Corporation, a corporation incorporated under the laws of the Province of Ontario pursuant to the Business Corporations Act;

“CPPIB” means Canada Pension Plan Investment Board;

“CRA” means the Canada Revenue Agency;

“Escrow Agent” means Computershare Trust Company of Canada;

“Escrow Agreement” means the escrow agreement to be dated as of the Closing Date between the Corporation, the Escrow Agent, and the Joint Book-Runners on behalf of the Underwriters;

“Extraordinary Dividend” means any dividend, together with all other dividends payable in the same calendar year, that has an aggregate absolute dollar value which is greater than $0.25 per share, with the adjustment to the applicable price (as the context may require) being a reduction equal to the amount of the excess;

“Forfeiture and Transfer Restrictions Agreement and Undertaking” means the forfeiture and transfer restrictions agreement and undertaking to be dated as of the Closing Date, entered into by the Founders in favour of the Corporation, the Joint Book-Runners, on behalf of the Underwriters, and the TSX;

“Founders” means our Sponsor, Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker, as the collective holders of the Founders’ Shares;

“Founders’ Forfeiture Shares” means the 25% of the Founders’ Shares held by each of the Founders, representing 5% of the shares issued and outstanding immediately following the conclusion of the Over-Allotment Option Period, which are subject to forfeiture by the Founders on the fifth anniversary of the qualifying acquisition unless the closing share price of the Class B Shares exceeds $13.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) for any 20 trading days within a 30- trading day period at any time following the closing of the qualifying acquisition. The Founders’ Forfeiture Shares cannot be transferred until fulfillment of the foregoing conditions and are subject to all of the restrictions applicable to the other Founders’ Shares;

“Founders’ Shares” means the 3,722,969 Class B Shares issued to our Founders prior to the Closing (up to 480,469 of such Founders’ Shares, referred to as the Over-Allotment Forfeitable Founders’ Shares, are subject to forfeiture by the Founders without compensation depending on the extent to which the Over-Allotment Option is exercised), and for greater certainty includes the Founders’ Forfeiture Shares but does not include the Class B Shares forming part of the Class B Units to be purchased by our Founders simultaneously with the Closing;

“Holder” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations”;

“HOOPP” means Healthcare of Ontario Pension Plan;

“Initial Escrow Amount” means, upon the Closing, an aggregate of $125,000,000 (or $143,750,000 if the Over- Allotment Option is exercised in full), or $10.00 per Class A Restricted Voting Unit sold to the public;

“Joint Book-Runners” means TD and Cantor;

“Make Whole Agreement and Undertaking” means the make whole agreement and undertaking to be dated as of the Closing Date, entered into by our Sponsor in favour of the Corporation;

“management” or our “management team” means the officers and directors of the Corporation;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“Non-Resident Holder” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations – Holders not Resident in Canada”;

“NYSE” means the New York Stock Exchange;

“Offering” means the 12,500,000 Class A Restricted Voting Units (or 14,375,000 Class A Restricted Voting Units if the Over-Allotment Option is exercised in full) that are being offered to the public under this prospectus;

“OTPP” means Ontario Teachers’ Pension Plan;

“Over-Allotment Forfeitable Founders’ Shares” means up to a maximum of 480,469 of the aggregate 3,722,969 Founders’ Shares being purchased by the Founders prior to the Closing, which 480,469 Founders’ Shares are subject to forfeiture by the Founders without compensation depending on the extent to which the Over-Allotment Option is exercised;

“Over-Allotment Option” means the non-transferable option granted by the Corporation to the Underwriters to purchase up to an additional 1,875,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, exercisable for a period of 30 days from the Closing Date, to cover over-allotments, if any, and for market stabilization purposes;

“Over-Allotment Option Period” means the period of 30 days from the Closing Date;

“Permitted Timeline” means the allowable time period within which the Corporation must consummate its qualifying acquisition, being 21 months from the Closing (or 24 months from the Closing if the Corporation has executed a letter of intent, agreement in principle or definitive agreement for a qualifying acquisition within 21 months from the Closing but has not completed the qualifying acquisition within such 21-month period), as it may be extended as described in this prospectus;

“Proposed Amendments” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations”;

“Qualified Institutional Buyer” has the meaning ascribed to such term under Rule 144A of the U.S. Securities Act;

“qualifying acquisition” means the acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, which must have a minimum fair market value, as determined by our board of directors, equal to 80% of the assets held in the escrow account (excluding the deferred underwriting commissions and applicable taxes payable on interest and other amounts earned in the escrow account), and which is intended to be consummated by the Corporation within the Permitted Timeline and in accordance with applicable law and as more fully described in this prospectus;

“Regulations” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations”;

“Resident Holder” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“RRIF” has the meaning set out under the heading “Eligibility for Investment”;

“RRSP” has the meaning set out under the heading “Eligibility for Investment”;

“Securities” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations”, and “Security” means any one of them;

“SEDAR” means System for Electronic Document Retrieval and Analysis;

“Shareholders Meeting” means the meeting of shareholders of the Corporation to be held to vote on our qualifying acquisition;

“Sponsor” means Alignvest Management Corporation;

“Tax Act” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning set out under the heading “Certain Canadian Federal Income Tax Considerations – Disposition of Securities”;

“TD” means TD Securities Inc.;

“TFSA” has the meaning set out under the heading “Eligibility for Investment”;

“TSX” means the Toronto Stock Exchange;

“Underwriters” means TD, Cantor, BMO Nesbitt Burns Inc. and CIBC World Markets Inc., and “Underwriter” means any one of them;

“Underwriting Agreement” means the underwriting agreement dated •, 2015 among the Corporation, our Sponsor and the Underwriters;

“Units” means the Class A Restricted Voting Units and Class B Units, collectively, and each a “Unit”;

“U.S. Person” means a “U.S. person” as such term is defined in Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant Agent” means Computershare Trust Company of Canada;

“Warrant Agreement” means the warrant agency agreement to be dated as of the Closing Date between the Corporation and the Warrant Agent;

“Warrants” means the 6,485,000 share purchase warrants (or 7,445,938 share purchase warrants if the Over- Allotment Option is exercised in full) that the Corporation is selling as a portion of the Class A Restricted Voting Units and the Class B Units, respectively, and each a “Warrant”. At the Closing, each whole Warrant will entitle the holder thereof to purchase one Class A Restricted Voting Share at an exercise price of $11.50, subject to anti- dilution adjustments, as described in this prospectus. The Warrants would become exercisable only commencing 30 days after the completion of our qualifying acquisition, at which time, as the remaining Class A Restricted Voting Shares would have been automatically converted into Class B Shares, each whole Warrant would be exercisable for one Class B Share;

“Winding-Up” means the liquidation and cessation of the business of the Corporation, upon which the Corporation shall be permitted to use up to a maximum of $50,000 of any interest and other amounts earned from the proceeds in the escrow account to pay actual and expected costs in connection with applications to cease to be a reporting issuer and winding-up and dissolution expenses, as determined by the Corporation; and

“Working capital” means the current assets of the Corporation less the current liabilities of the Corporation.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this Offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.

Unless otherwise stated in this prospectus:

•	“we”, “us” or the “Corporation” refer to Alignvest Acquisition Corporation; and

•	all dollar amounts are expressed in Canadian dollars and references to “$” are to Canadian dollars.

THE CORPORATION AND ITS BUSINESS

We are a newly organized special purpose acquisition corporation incorporated under the laws of the Province of Ontario for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, which we refer to throughout this prospectus as our “qualifying acquisition”. We have not identified any qualifying acquisition target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any prospective qualifying acquisition target. If we complete more than one qualifying acquisition, each such qualifying acquisition is expected to occur concurrently and would be subject to the same vote at the Shareholders Meeting.

Our objective is to execute a qualifying acquisition, the terms of which are determined by us to be favourable and provided that the target business has a fair market value of at least 80% of the assets held in the escrow account (excluding the deferred underwriting commissions and applicable taxes payable on interest and other amounts earned in the escrow account). The fair market value of the target business will be determined by our board of directors based upon one or more valuation methods generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and book value).

We intend to identify, evaluate, and execute an attractive qualifying acquisition by leveraging Alignvest’s network to find one or more attractive and, wherever possible, proprietary investment opportunities. Our efforts to identify a target business will not be limited to a particular industry although we will focus our search efforts on industries where members of our team have prior leadership and / or investment experience. We intend to focus our search for target businesses that operate in North America and specifically those that operate in or have specific ties to Canada. We intend to focus primarily on acquiring companies with an enterprise value between $250 million and $1.25 billion.

We believe that our structure may provide investors with access to an investment opportunity with many of the advantages of private equity investments, however with improved terms and better alignment with our Sponsor than under traditional private equity fund structures. Similar to a private equity fund, investors will benefit from an experienced, professional management team to identify, assess and structure an attractive acquisition, employing extensive due diligence on investment opportunities. However, investors may benefit from several advantages over investing in a committed private equity fund. Firstly, investors have the opportunity to choose whether to participate in the qualifying transaction or to redeem their shares. This provides investors the ability to make their own assessment of a transaction, rather than investing in a blind pool. Secondly, investors’ shares and warrants are anticipated to be liquid, tradable securities, allowing investors access to liquidity if required, unlike a private equity commitment. Thirdly, unlike a private equity commitment, investors pay no management fee to a sponsor. Our Sponsor bears the full financial burden of sourcing a deal and risks substantial capital in the event no qualifying acquisition is made.

We believe that our Sponsor, its partners, the Corporation and our management and directors, have a combination of skills, experience and relationships that will allow us to successfully identify and execute a qualifying acquisition, including:

•

Our Sponsor’s team has an extensive network of business contacts that we believe will generate attractive, and wherever possible, proprietary investment opportunities. Our Sponsor’s partners have developed a substantial network that includes corporate management and boards, entrepreneurs, family business owners, governments, financial sponsors, and financial intermediaries such as investment bankers. We believe these contacts will allow us to evaluate a wide range of potential investments.

•

Our Sponsor’s partners have extensive relationships with large family-controlled businesses, entrepreneurs, corporate chief executives and boards of directors. Our Sponsor’s shareholders include six high net worth family offices and entrepreneurs that founded or control large businesses or groups of businesses, and who collectively own 11% of our Sponsor. The businesses they have founded or control have generated in aggregate approximately $7.5 billion of annual revenue. We believe that our Sponsor’s relationships with these family offices and entrepreneurs and other high net worth family offices and entrepreneurs will allow us access to proprietary deal flow through non-traditional channels.

•

Our directors Bonnie Brooks, Nadir Mohamed and Donald Walker, lead or have led major Canadian corporations listed on both the TSX and the NYSE, with aggregate current annual revenue in excess of $65 billion and aggregate current market capitalization in excess of $55 billion. We believe that having directors that are, or have been, in such positions at large public companies may allow us to access acquisition opportunities, including spin-outs or carve-outs, that would be difficult to source without high level corporate access.

We believe we are well-positioned to add value to a target once that business has been acquired. Members of Alignvest’s team have founded, grown and led several successful businesses. Many of our and our Sponsor’s team members have started or held senior leadership positions in successful enterprises, including, but not limited to, ATI Technologies, Goldman Sachs Canada, Rogers Communications, Magna International, Hudson’s Bay Company, and Canada Pension Plan Investment Board (“CPPIB”). We believe these experiences will allow us valuable insight into businesses in several industry verticals, including technology, media & telecommunications, financial services, retail and consumer services, manufacturing and business services, and infrastructure-like assets.

In addition, a number of our and our Sponsor’s team members have also successfully invested in large private transactions at merchant banking and private equity firms and pension funds, such as Fenway Partners, Goldman Sachs Canada, Healthcare of Ontario Pension Plan (“HOOPP”), the Ontario Teachers’ Pension Plan (“OTPP”), EdgeStone Capital Partners, GTCR, TPG-Axon Capital Management, Soros Fund Management and The Blackstone Group. We intend to use this experience to apply the rigor associated with private equity investment processes to the evaluation, due diligence and structuring of a potential qualifying acquisition. We will also apply best practices gleaned from our team’s experience on a number of public and private company boards to provide stewardship and governance. We believe that this experience will be compelling for certain sellers of businesses who will become shareholders in the Corporation as a result of the qualifying acquisition.

Each of our Sponsor’s officers is an employee, partner and/or equity owner of our Sponsor, as are our directors Nadir Mohamed and Andy Moysiuk. In these roles, they will all benefit directly from the successful consummation of a qualifying acquisition. Each of our officers and our Chairman, Timothy Hodgson, are free of conflicting business arrangements and intend to focus their deal sourcing capabilities for investments between $250 million and $1.25 billion on the Corporation. Further, Alignvest is an investment and asset management provider and does not have any conflicting advisory activities.

Alignvest’s partners and employees intend to dedicate significant effort to sourcing, evaluating, and structuring a qualifying acquisition, including our Chairman, Timothy Hodgson, our President and Chief Executive Officer, Reza Satchu, our Chief Financial Officer, Sanjil Shah and our Chief Operating Officer, Andre Mousseau.

In addition, we have assembled a deep team which is expected to be involved in various stages of sourcing, evaluating, and structuring a qualifying acquisition, including:

•	Our director, Bonnie Brooks, Vice Chairman of Hudson’s Bay Company and former Chief Executive Officer of Hudson’s Bay, who intends to take a role in sourcing and evaluating potential candidates for a qualifying acquisition;

•	Our director, Vince Hemmer, former Principal at GTCR, who intends to take a role in sourcing, evaluating and structuring a qualifying acquisition;

•

Our director, Adam Jiwan, former investment professional at TPG-Axon Capital Management, Soros Fund Management and The Blackstone Group, who intends to take a role in sourcing, evaluating and structuring a qualifying acquisition;

•

Our director and our Sponsor’s Vice Chairman, Nadir Mohamed, former President and Chief Executive Officer of Rogers Communications, who intends to take a role in sourcing and evaluating potential candidates for a qualifying acquisition;

•

Our director and our Sponsor’s Partner, Andy Moysiuk, former Managing Partner of HOOPP Capital Partners, who intends to be integral in all aspects of sourcing, evaluating and structuring a qualifying acquisition;

•

Our director and our Sponsor’s Partner, Razor Suleman, founder and former Chief Executive Officer of Achievers, who intends to take a role in sourcing and evaluating potential technology and business services company candidates for a qualifying acquisition;

•	Our director, Donald Walker, Chief Executive Officer of Magna International, who intends to take a role in sourcing and evaluating potential candidates for a qualifying acquisition;

•

Our Sponsor’s Managing Partner and Chief Investment Officer, Donald Raymond, former Chief Investment Strategist of CPPIB, who intends to take a role in in sourcing and evaluating investment recommendations for a qualifying acquisition;

•

Our Sponsor’s Partner and co-founder, Lee Lau, co-founder of ATI Technologies, who intends to take a role in sourcing and evaluating potential technology company candidates for a qualifying acquisition; and

•	Our Sponsor’s Partner, Rupert Adams, who intends to take a role in sourcing potential qualifying acquisition candidates through his wide network of relationships with family-owned businesses.

We intend to identify target businesses that are domiciled in Canada or have a significant nexus in Canada. We believe businesses in Canada may be compelling targets for a qualifying acquisition.

We believe that our capability to use our experience, network and expertise to improve the performance of a target business following a qualifying acquisition will make us an attractive partner for potential targets. Our experience in business building and leadership may enhance the value of a qualifying acquisition if used to drive strategic and operating improvements, or to use the target as a platform to make further acquisitions, creating incremental value over time. For this reason, maintaining a long-term interest and active role in the target may be a means of increasing the likelihood of concluding an attractive qualifying acquisition, as well as enhancing the value of a transaction for our shareholders, the target's shareholders and our Sponsor. We believe that our team’s experience as founders and operators of successful businesses, and our relationships with family offices and highly-placed corporate executives will make us a compelling investment partner for potential targets, particularly family- controlled businesses and corporate divestitures.

Alignvest seeks to deliver exceptional risk adjusted returns for its clients. Alignvest was formed in 2011 and has raised equity and investment capital from a number of private family offices and institutions. Alignvest’s founding partners have committed to invest over $230 million of their personal capital into funds managed by Alignvest on a fully discretionary basis, with the capital subject to an investment period to 2024 and subject to full recyclability (including all gains) over the investment period. We believe this long term, discretionary and aligned pool of capital provides the firm with a strong and differentiated foundation. Alignvest is headquartered in Toronto, Ontario, with an additional office in London, UK. Alignvest and its investment platforms have over 30 partners and employees.

Alignvest Management Corporation is the parent company of three investment platforms: Alignvest Capital Management Inc. (“ACM”), a registered investment fund manager, portfolio manager and exempt market dealer with the Ontario Securities Commission, for its public market strategies, Alignvest Private Capital (“APC”), for its direct private investments, and Alignvest Investment Management Corporation (“AIM”), a registered investment fund manager, portfolio manager and commodity trading manager with the Ontario Securities Commission, which provides institutional quality, total portfolio management capabilities to asset owners. Alignvest seeks to recruit and partner only with best in class investors. To date, APC has made direct private investments in KGS-Alpha Capital Markets, a U.S. broker-dealer, and Edgewood Health Network, a Canadian mental health and addictions treatment provider.

Members of our and our Sponsor’s team have started and built several successful organizations, including ATI Technologies, SupplierMarket, StorageNow, KGS-Alpha Capital Markets and Achievers and have held senior leadership positions in a number of successful enterprises, including Goldman Sachs Canada, Rogers Communications, Magna International, Hudson’s Bay Company and CPPIB. Collectively, the team also has experience in making private investments at entities including Fenway Partners, Goldman Sachs Canada, HOOPP, OTPP, EdgeStone Capital Partners, GTCR, TPG-Axon Capital Management, Soros Fund Management and The Blackstone Group.

Our strategy is to leverage our executive leadership and entrepreneurial expertise, private equity investment experience and substantial network of entrepreneurs, corporate Chief Executive Officers and family-controlled business owners to identify and execute an attractive qualifying acquisition. We expect that our network will provide us with acquisition opportunities, of which many will be proprietary in nature. We believe acquisition opportunities could come from a number of sources:

•

The networks of Alignvest’s partners and employees. Alignvest’s partners and employees have a prominent profile within the Canadian business community, family-controlled businesses and global institutions. Alignvest also has advised and invested with or on behalf of several prominent high net worth family offices and entrepreneurs. These relationships may provide access to proprietary investment opportunities such as family-controlled businesses with founders who wish to partner with like-minded leaders and entrepreneurs to grow their businesses and access liquidity for their shareholdings.

•

The networks of the Corporation’s board members. Our board members include both seasoned senior investment professionals and current or former founders or Chief Executive Officers of major Canadian corporations who can draw upon their networks to source investment opportunities including transactions that may not otherwise be available such as corporate divestitures.

•

Investment opportunities identified through the pro-active searching of the Corporation’s team. We expect that Alignvest’s acquisition team will undertake to identify potential investment targets, and use Alignvest’s network to initiate contact with target companies’ senior executives, board members or owners to uncover proprietary investment opportunities.

•

Financial intermediaries such as investment bankers. Our and our Sponsor’s team have substantial experience and are well known in the Canadian financial community. We expect financial intermediaries will introduce us to companies that are for sale and/or may be searching for an investment partner.

The experience of our management team in leading, investing in and advising companies across a broad range of sectors has, in our view, provided us with insight into the key criteria and critical success factors for executing on successful acquisitions. Management has demonstrated the ability to create value in organizations across different stages of growth, which we believe will allow us to identify and evaluate investment opportunities, and to structure an attractive investment on behalf of our shareholders. Further, we believe our operating expertise will make us an attractive partner for sellers of businesses who would like to partner with us by keeping a substantial retained interest in the company following a qualifying acquisition.

Canada’s economy is strong and diverse. Gross domestic product growth has been robust and resilient over the last 15 years, averaging 2.2%(1) growth and is forecasted to grow 1.9% (2) in 2015 and 2.3% (2) in 2016. Canada has a diverse economy, with no one sector contributing more than 13% of gross domestic product. The mining and oil & gas sectors (where we do not intend to target acquisitions) directly contribute less than 10% to Canada’s gross domestic product, while Canada’s top two sectors are service-producing industries. While a marked decline in energy prices has led to tempered Canadian growth forecasts, the negative impact for the oil & gas sector is expected to be offset by strength in consumer spending and exports(3). The weaker Canadian dollar, a by-product of the oil price decline, is expected to underpin a solid gain in exports this year(3).

(1)	Source: World Bank.
(2)	Growth rates represent average of TD Economics’, BMO Economics’, and RBC Economics’ forecasts.
(3)	Source: RBC Economics, March 2015.

We believe in the long-term Canadian economy and that the mid-sized merger market in Canada is less competitive than many other global markets. Canada’s public and private capital markets are very developed compared to its global peers; however, we believe that the mid-cap private equity market has not developed to the same extent. Our management team and our Sponsor believe that there are a limited number of private equity investors in Canada pursuing transactions of a similar size and, in contrast to the U.S. market, there are currently only a very limited number of Canadian-based special purpose acquisition corporations.

Alignvest’s partners have been active in Canada for many years as investors, advisors and executives, and our networks, while global in nature, are particularly strong in Canada. We intend to seek to capitalize on our competitive position and advantage in the market to source and consummate a qualifying acquisition in Canada.

We expect to concentrate our efforts on identifying and evaluating acquisitions that we believe will be compelling investment opportunities and where the Alignvest team has substantial leadership and/or investment expertise. We intend to concentrate on areas where we have strong access to deal flow from our networks, where we believe we have a differentiated ability to evaluate and structure transactions based on our sector knowledge, and where our leadership experience is anticipated to allow us to add value after closing a qualifying acquisition. While we have not yet identified any particular industry for our qualifying acquisition, we currently do not expect to pursue any natural resources extraction investments.

Subject to compliance with the TSX’s fair market value threshold for our qualifying acquisition, our management will have flexibility in identifying and selecting one or more prospective target businesses. We will seek to acquire established and viable companies or assets that have demonstrated sound historical financial performance (and possibly that have their own succession issues) that could make us an attractive business opportunity.

We will likely use substantially all of the proceeds of this Offering net of redemptions and underwriting commissions, and the gross proceeds of our Class B Unit sales to our Founders ($4,700,000 assuming no exercise of the Over-Allotment Option), to finance a qualifying acquisition of a target business and to pay our expenses. All of the proceeds of the sale of the Class A Restricted Voting Units will be held in the escrow account. We may also use our share capital and/or debt, in whole or in part, as consideration to finance our qualifying acquisition.

In connection with any proposed qualifying acquisition, we will seek shareholder approval at the Shareholders Meeting called for such purpose. Our management and board of directors do not intend to put forward a target business candidate or prospective qualifying acquisition for shareholder approval unless our Sponsor has agreed in advance to vote all of its shares then held, being its respective Founder Shares, Class B Shares (forming part of the Class B Units) and any Class A Restricted Voting Shares purchased during or after the Offering, in favour of the proposed qualifying acquisition. Our qualifying acquisition must be approved by (i) a majority of the votes cast by all shareholders (including holders of Class A Restricted Voting Shares and holders of Class B Shares, being our Founders (including our Sponsor)), voting together as if they were a single class of shares, and (ii) a majority of the directors unrelated to the qualifying acquisition. Holders of Warrants are excluded from voting as shareholders in respect of the proposed qualifying acquisition. Upon the Closing, it is intended that our Founders’ Shares, which will be held by our Sponsor, Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker, will represent 20% of our issued and outstanding shares (including all Class A Restricted Voting Shares and Class B Shares). Accordingly, with the inclusion of the Class B Shares forming part of the Class B Units that our Founders intend to purchase (and assuming that our Founders do not purchase any Class A Restricted Voting Units in this Offering), our Founders will hold approximately a 22.90% voting interest to vote on the qualifying acquisition (assuming no exercise of the Over-Allotment Option) and a 22.78% voting interest (assuming exercise of the Over- Allotment Option in full). As a result, our Founders will have significant influence in determining the outcome of the Shareholders Meeting, at which shareholder approval of the qualifying acquisition will be sought, and accordingly, which transaction would ultimately be completed as our qualifying acquisition.

Holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares, whether they vote for or against, or do not vote on, the qualifying acquisition, provided that they deposit their shares for redemption prior to the second business day before the Shareholders Meeting with effect, subject to applicable law, immediately prior to the closing of our qualifying acquisition, for an amount per share, payable in cash, equal to the pro-rata portion of: (A) the escrowed funds available in the escrow account at the time of the Shareholders Meeting, including interest and other amounts earned thereon, less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation, subject to the limitations described in this prospectus. For greater certainty, such amount will not be reduced by the amount of any tax of the Corporation under Part VI.1 of the Tax Act or the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. Holders of Class A Restricted Voting Shares will be given not less than 21 days’ notice of the Shareholders Meeting and of the redemption deadline. Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares pursuant to the redemption right. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

The amount in the escrow account will initially be $10.00 per Class A Restricted Voting Unit. Based on the initial $125,000,000 placed in escrow (and assuming no exercise of the Over-Allotment Option), an interest rate of approximately 0.65% per annum and current income tax rates, if the escrow account remains in place over the next 21 months (and no qualifying acquisition has been completed), the cash held in escrow is expected to grow from the initial $10.00 per Class A Restricted Voting Unit sold to the public to approximately $10.11 per Class A Restricted Voting Share, before applicable taxes and other permitted deductions. For greater certainty, following the closing of our qualifying acquisition, we will use a portion of the balance of the non-redeemed shares’ portion of the escrow account (less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) (subject to availability, failing which any shortfall shall be made up from other sources) to pay the Underwriters their deferred underwriting commissions. The per share amount we will distribute to holders of Class A Restricted Voting Shares who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the Underwriters. Holders of Class A Restricted Voting Shares who redeem or sell their Class A Restricted Voting Shares will continue to have the right to exercise any Warrants they may hold if the qualifying acquisition is consummated. Holders of Class B Shares do not have redemption rights with respect to their Class B Shares. In the event a qualifying acquisition does not occur within the Permitted Timeline, the Underwriters will have no right to their deferred underwriting commissions held in escrow.

We anticipate structuring our qualifying acquisition to acquire 100% of the equity interest or assets of the target business or businesses. However, we may structure our qualifying acquisition to acquire less than 100% of the equity interest or assets of the target business, and in such case, specific securities regulatory requirements may apply to the qualifying acquisition, including pursuant to National Policy 41-201 – Income Trusts and Other Indirect Offerings.

We have no present intention to enter into a qualifying acquisition with a target business that is affiliated with any of our Sponsor, officers or directors; however, we are not prohibited from pursuing a qualifying acquisition with a company that is affiliated with any of our Sponsor, officers or directors. In the event we seek to complete our qualifying acquisition with a company that is affiliated with any of our Sponsor, officers or directors, in addition to any requirements imposed by applicable law, we, or a committee of independent directors, in connection with the Shareholders Meeting, would be required to obtain an opinion from a qualified person concluding that our qualifying acquisition is fair to us or our shareholders from a financial point of view. In addition, if the qualifying acquisition involves a related party, the transaction may be subject to the minority shareholder protections of MI 61- 101, which would, in certain circumstances, require approval by minority shareholders and/or an independent valuation. The TSX may also impose additional requirements in such circumstances.

THE OFFERING

Securities Offered to Public:	12,500,000 Class A Restricted Voting Units offered to the public (assuming no exercise of the Over-Allotment Option), each Class A Restricted Voting Unit consisting of:

•	one Class A Restricted Voting Share; and

•	one-half of a Warrant.

Price:	$10.00 per Class A Restricted Voting Unit.

Trading Commencement and Separate Trading of Shares and Warrants:	The Class A Restricted Voting Units are intended to begin trading promptly after the Closing.

The Class A Restricted Voting Shares and Warrants comprising the Class A Restricted Voting Units will initially trade as a unit but it is anticipated that the Class A Restricted Voting Shares and Warrants comprising the Class A Restricted Voting Units will begin trading separately approximately 40 days following the Closing Date.

Class A Restricted Voting Units
Offered to Public:

Number outstanding before the	Nil.
Closing:

Number outstanding after the Closing:	12,500,000 Class A Restricted Voting Units (assuming no exercise of the Over-Allotment Option).

14,375,000 Class A Restricted Voting Units (assuming the Over-Allotment Option is fully exercised).

Class B Units Offered to Founders:	470,000 Class B Units offered to our Founders (and up to an aggregate maximum of an additional 46,875 Class B Units if the Over-Allotment Option is exercised in full), each Class B Unit consisting of:

•	one Class B Share; and

•	one-half of a Warrant.

Price:	$10.00 per Class B Unit.

Number outstanding before the	Nil.
Closing:

Number outstanding after the Closing:	470,000 Class B Units (assuming no exercise of the Over-Allotment Option).
Our Founders intend to purchase in aggregate up to an additional 46,875 Class B Units, depending on whether the Over-Allotment Option is exercised in whole or in part.

Founders’ Shares:

Prior to the Closing, our Founders will have purchased an aggregate of 3,722,969 Class B Shares (also referred to herein as Founders’ Shares) for an aggregate purchase price of $25,000, or approximately $0.0067 per Founders’ Share, or $0.0077 per Founders’ Share if the Over-Allotment Option is not exercised.

The Founders’ Shares will be acquired by the Founders on the following basis: 3,257,598 Class B Shares by the Sponsor, 93,074 Class B Shares by Bonnie Brooks, 93,074 Class B Shares by Vince Hemmer, 93,074 Class B Shares by Adam Jiwan, 93,074 Class B Shares by Nadir Mohamed, and 93,074 Class B Shares by Donald Walker.

Up to 480,469 of such Founders’ Shares (referred to herein as the “Over- Allotment Forfeitable Founders’ Shares”), based on each Founder’s pro-rata ownership portion of the Founders’ Shares, are subject to forfeiture by our Founders without compensation depending on the extent to which the Over- Allotment Option is exercised.

The Founders’ Shares outstanding, after giving effect to this Offering and at the conclusion of the Over-Allotment Option Period, will represent 20% of the issued and outstanding shares of the Corporation (including all Class A Restricted Voting Shares and Class B Shares).

Shares:

The two share class structure (Class A Restricted Voting Shares and Class B Shares) has been adopted to seek to provide appropriate treatment for the holders of the Class A Restricted Voting Shares in the event a qualifying acquisition is not completed within the Permitted Timeline.

Number outstanding before the Closing:

3,722,969 Class B Shares (the Founders’ Shares), to be held initially by our Founders (up to 480,469 of which are Over-Allotment Forfeitable Founders’ Shares which are subject to forfeiture by our Founders without compensation depending on the extent to which the Over-Allotment Option is exercised).

Number outstanding after the Closing:

12,500,000 Class A Restricted Voting Shares (being the Class A Restricted Voting Shares forming part of the Class A Restricted Voting Units, but before the Class A Restricted Voting Shares issuable on exercise of associated Warrants) (14,375,000 Class A Restricted Voting Shares if the Over- Allotment Option is fully exercised).

3,712,500 Class B Shares (including the 3,242,500 Founders’ Shares initially held by our Founders, net of the 480,469 Over-Allotment Forfeitable Founders’ Shares which would be forfeited if the Over-Allotment Option is not exercised, and including the 470,000 Class B Shares forming part of the Class B Units to be purchased by our Founders under this prospectus, but before the exercise of associated Warrants).

In the event the Underwriters exercise the Over-Allotment Option fully, our Founders intend to purchase in aggregate up to an additional 46,875 Class B Units, and thus there would be 4,239,844 Class B Shares outstanding (including the 3,722,969 Founders’ Shares initially held by our Founders, together with the 516,875 Class B Shares forming part of the 516,875 Class B Units to be purchased by our Founders under this prospectus, but before the exercise of associated Warrants).

Upon the closing of a qualifying acquisition, each Class A Restricted Voting Share would, unless previously redeemed, be automatically converted into one Class B Share.

Warrants:

Number outstanding before the Closing:	Nil.

Number outstanding after the Closing:

6,485,000 Warrants (6,250,000 Warrants forming part of the Class A Restricted Voting Units to be sold to the public and 235,000 Warrants forming part of the Class B Units to be sold to our Founders, assuming no exercise of the Over-Allotment Option).

7,445,938 Warrants if the Over-Allotment Option is fully exercised (7,187,500 Warrants forming part of the Class A Restricted Voting Units to be sold to the public and 258,438 Warrants forming part of the Class B Units to be sold to our Founders).

Warrant Description:

The Warrants will become exercisable only commencing 30 days after the completion of our qualifying acquisition. Each whole Warrant is exercisable to purchase one Class A Restricted Voting Share. As the outstanding Class A Restricted Voting Shares will have been automatically converted into Class B Shares at that time, each whole Warrant outstanding will be exercisable for one Class B Share.

Warrants may be exercised only for a whole number of shares. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares to be issued to the Warrant holder.

On the exercise of any Warrant, the Warrant exercise price will be $11.50, subject to adjustments as described herein.

The Warrants will expire at 5:00 p.m. (Toronto time) on the day that is five years after the completion of our qualifying acquisition or may expire earlier if a qualifying acquisition does not occur within the Permitted Timeline or if the expiry date is accelerated.

Once the Warrants become exercisable, we may accelerate the expiry date of the outstanding Warrants by providing 30 days’ notice, if and only if, the closing price of the Class B Shares equals or exceeds $24.00 per Class B Share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period.

The exercise price and number of shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend or our recapitalization, reorganization, merger or consolidation. The Warrants will not, however, be adjusted for issuances of shares at a price below their respective exercise prices.

Founders’ Shares Description:

3,722,969 Founders’ Shares (up to a maximum of 480,469 of which, referred to as the Over-Allotment Forfeitable Founders’ Shares, will be subject to forfeiture without compensation depending on the extent to which the Over- Allotment Option is exercised). The Founders’ Shares will not have any access to, or benefit from, the proceeds in the escrow account, and will not possess any redemption rights.

Prior to the Closing, the Founders will agree, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, not to transfer any of their Founders’ Shares until the earlier of: one year following completion of the qualifying acquisition, and the closing share price of the Class B Shares equaling or exceeding $12.00 per share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the qualifying acquisition, subject to applicable securities laws, TSX rules and applicable escrow requirements, and except for transfers required due to the structuring of the qualifying acquisition, in which case such restriction will apply to the securities received in connection with the qualifying acquisition. Following the qualifying acquisition, the Founders’ Shares are also expected to be subject to TSX escrow restrictions.

Any Class A Restricted Voting Shares purchased by our Founders pursuant or subsequent to the Offering will not be subject to the transfer restrictions set out in the Forfeiture and Transfer Restrictions Agreement and Undertaking.

Pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, 25% of the Founders’ Shares held by each of the Founders, representing 5% of the shares issued and outstanding immediately following the conclusion of the Over-Allotment Option Period will be subject to forfeiture by the Founders on the fifth anniversary of the qualifying acquisition unless the closing share price of the Class B Shares exceeds $13.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the qualifying acquisition. At such time as the foregoing $13.00 closing Class B Share price forfeiture condition is satisfied, the Founders’ Forfeiture Shares will, as applicable, become subject to the same ongoing restrictions applicable to the other Founders’ Shares at that time (which may include escrow restrictions applicable to the Founders’ Shares and any other restrictions mandated by the TSX or described herein). The Founders’ Forfeiture Shares cannot be transferred until fulfillment of the foregoing conditions and subject to all of the restrictions applicable to the other Founders’ Shares, as described in this prospectus.

Class A Restricted Voting Shares:

The Class A Restricted Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. Prior to the Shareholders Meeting at which a qualifying acquisition is approved, holders of the Class A Restricted Voting Shares are not entitled to vote at (or receive notice of or meeting materials in connection with) meetings held only to consider the election and/or removal of directors and auditors. The holders of the Class A Restricted Voting Shares would, however, be entitled to vote on and receive notice of meetings on all other matters requiring shareholder approval (including the proposed qualifying acquisition and any proposed extension to the Permitted Timeline). In lieu of holding an annual meeting, the Corporation has undertaken to file an annual information form, issue a press release announcing the filing thereof and informing holders of Class A Restricted Voting Shares of the status of identifying and securing a qualifying acquisition, and, not less than two weeks later, hold an investor conference call. See “Description of Securities - Class A Restricted Voting Shares and Class B Shares”.

Class B Unit Description:

The Class B Units (including the Class B Shares or any shares acquired upon exercise of the Warrants) intended to be purchased by our Founders pursuant to this prospectus will not be subject to forfeiture based on performance.

The Class B Shares will not have any access to, or benefit from, the proceeds in the escrow account, and the Class B Shares will not possess any redemption rights.

While the Founders’ Shares would likely be subject to escrow under TSX rules following the closing of the qualifying acquisition, the additional Class B Shares forming part of the Class B Units are not expected to be subject to escrow following the closing of the qualifying acquisition.

In addition to other resale restrictions, prior to the Closing, each of our Founders will agree, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, not to transfer any of its Class B Units (or any of its Class B Shares or Warrants underlying its Class B Units) until a date that is 30 days after the closing of the qualifying acquisition, subject to applicable securities laws, and except for transfers required due to the structuring of the qualifying acquisition, in which case such restriction will apply to the securities received in connection with the qualifying acquisition.

Proceeds Held in Escrow:

Upon the Closing, an aggregate of $125,000,000 (or $143,750,000 if the Over-Allotment Option is exercised in full), or $10.00 per Class A Restricted Voting Unit sold to the public (the “Initial Escrow Amount”), will be held by Computershare Trust Company of Canada, as Escrow Agent, in an escrow account at a Canadian chartered bank or subsidiary thereof, in accordance with the Escrow Agreement. These proceeds include $4,375,000 (or $5,031,250 if the Over-Allotment Option is exercised in full) in deferred underwriting commissions.

Subject to applicable law, as further described herein, none of the funds held in the escrow account will be released from the escrow account until the earliest of: (i) the closing of our qualifying acquisition within the Permitted Timeline; (ii) a redemption (on the closing of a qualifying acquisition or on an extension of the Permitted Timeline, each as provided herein) of, or an automatic redemption of, Class A Restricted Voting Shares; (iii) a winding-up of the Corporation; and (iv) the requirement of the Corporation to pay taxes on the interest or certain other amounts earned on the escrowed funds (including, if applicable, as described herein, under Part VI.1 of the Tax Act arising in connection with the redemption of the Class A Restricted Voting Shares), and for payment of certain expenses. For greater certainty, the aggregate $25,000 of initial proceeds from the Class B Shares (Founders’ Shares) to be issued to the Founders prior to the Closing, and any other net amounts of the sale of Class B Units to our Founders, will not be held in escrow and may be used to fund our general ongoing expenses.

The proceeds deposited in the escrow account will be required to be invested only in short-term Canadian government securities with a maturity of 180 days or less, as determined by the Corporation from time to time, and for greater certainty, will not be invested in government agency securities.

The escrowed funds will be held following the Closing to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a qualifying acquisition or an extension to the Permitted Timeline, or in the event a qualifying acquisition does not occur within the Permitted Timeline), (ii) fund the qualifying acquisition with the net proceeds following payment of any such redemptions and deferred underwriting commissions, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned thereon, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commissions in the amount of $4,375,000 (or $5,031,250 if the Over-Allotment Option is exercised in full), which (subject to availability, failing which any shortfall shall be made up from other sources) will be payable by the Corporation to the Underwriters upon the closing of our qualifying acquisition. The per share amount we will distribute to holders of Class A Restricted Voting Shares who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the Underwriters.

Anticipated Expenses and Funding Sources:

A portion of the $129,700,000 of the proceeds of the sale of the Class A Restricted Voting Units and Class B Units (in the event the Over-Allotment Option is not exercised), is expected to be used to pay the expenses of this Offering (in the estimated amount of $750,000) and the upfront underwriting commission of $3,125,000 (assuming no exercise of the Over-Allotment Option). The remaining net proceeds of the sale of the Class B Units not placed in escrow (in the estimated amount of $825,000) (which, for greater certainty, does not include the $25,000 of initial proceeds to be raised prior to the Closing which are also not to be placed in escrow) are expected to be used towards general ongoing expenses and funding our qualifying acquisition. The Corporation will not have any access to the escrowed funds for funding general ongoing expenses or funding a qualifying acquisition prior to the closing of a qualifying acquisition; however, the Corporation may have access to the escrowed funds for paying taxes on interest or other amounts earned on the escrowed funds, for certain expenses on a redemption or a Winding-Up, and also for funding general ongoing expenses or for other purposes upon completion of the qualifying acquisition.

To the extent that we require additional funding for general ongoing expenses or in connection with our qualifying acquisition, we may obtain such funding either through: (i) unsecured loans from our Sponsor and/or its affiliates, up to a maximum principal amount of $1,000,000 in the aggregate, which loans would be expected to bear interest at no more than the prime rate plus 1% and be repayable in cash no earlier than the closing of the qualifying acquisition, unless otherwise approved by the TSX in each case, would not have recourse against the funds held in the escrow account, and which may only be convertible into shares and/or Warrants in connection with the closing of a qualifying acquisition, subject to TSX consent; or (ii) a rights offering in respect of shares available to our shareholders (in accordance with the requirements of applicable securities legislation and TSX rules, and subject to the consent of the Joint Book-Runners, on behalf of the Underwriters, if applicable), subject to the amount per share deposited into the escrow account in connection therewith being at least equal to the per share amount of the escrow funds then on deposit in the escrow account, including any interest and other amounts earned thereon (net of any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account).

Conditions to Consummating our Qualifying Acquisition:

Our qualifying acquisition must occur within the Permitted Timeline (being 21 months from the Closing, or 24 months from the Closing if we have executed a letter of intent, agreement in principle or definitive agreement for a qualifying acquisition within 21 months from the Closing but have not completed the qualifying acquisition within such 21-month period). Such Permitted Timeline, however, could be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, and the consent of the TSX (if required). We are not limited to only one qualifying acquisition, but to the extent we undertake more than one, they are expected to be completed concurrently within the Permitted Timeline and would be subject to the same vote at the Shareholders Meeting.

Absent TSX exemptive relief, the fair market value of our qualifying acquisition (or the aggregate fair market value of our combined qualifying acquisitions, if there is more than one, all of which must be completed concurrently) must not be less than 80% of the assets held in the escrow account (excluding the deferred underwriting commissions and applicable taxes payable on interest and other amounts earned in the escrow account). Immediately following this Offering, this amount would be equal to $96,500,000 (or $110,975,000 if the Over-Allotment Option is exercised in full). The fair market value of the target business will be determined by our board of directors based upon one or more valuation methods generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and book value).

Our qualifying acquisition must be approved by (i) a majority of our directors unrelated to the qualifying acquisition, and (ii) a majority of the votes cast by all shareholders (including holders of Class A Restricted Voting Shares and holders of Class B Shares, being our Founders (and including our Sponsor), voting together as if they were a single class of shares). Our management and board of directors do not intend to put forward a target business candidate or prospective qualifying acquisition for shareholder approval unless our Sponsor has agreed in advance to vote all of its shares then held, being its respective Founder Shares, Class B Shares (forming part of the Class B Units) and any Class A Restricted Voting Shares purchased during or after the Offering, in favour of the qualifying acquisition.

Warrants are excluded from voting as shares in respect of the proposed qualifying acquisition.

Details regarding the Shareholders Meeting and any qualifying acquisition will be provided to shareholders in an information circular prepared by our management in advance of the Shareholders Meeting. Such information circular will contain prospectus level disclosure of the resulting issuer assuming completion of the qualifying acquisition, and will be subject to the review of the TSX. In connection with a qualifying acquisition, the Corporation will also be required to prepare and file with applicable securities regulatory authorities a prospectus containing disclosure regarding the Corporation and its proposed qualifying acquisition. This prospectus would be either a non-offering prospectus or provide for the issuance of securities required in connection with the completion of the qualifying acquisition. Any such financing would not affect amounts held in the escrow account or amounts to be distributed to holders of the Class A Restricted Voting Shares therefrom.

Permitted Purchases of Class A Restricted Voting Shares by our Affiliates:

Prior to shareholder approval of our initial qualifying acquisition, our Founders (for greater certainty, including our Sponsor) and/or their affiliates, our directors, executive officers, advisors and/or their affiliates may purchase Class A Restricted Voting Shares in this Offering, in privately negotiated transactions or in the open market.

Redemption Rights for Holders of Class A Restricted Voting Shares:

In conjunction with the Shareholders Meeting to be held to vote on whether we proceed with our qualifying acquisition, we will provide holders of our Class A Restricted Voting Shares with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to the second business day before the Shareholders Meeting with effect, subject to applicable law, immediately prior to the closing of our qualifying acquisition, for an amount per share, payable in cash, equal to the pro-rata portion of: (A) the escrowed funds available in the escrow account at the time of the Shareholders Meeting, including interest and other amounts earned thereon, less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation, subject to the limitations described in this prospectus. For greater certainty, such amount will not be reduced by the amount of any tax of the Corporation under Part VI.1 of the Tax Act or the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. Holders of Class A Restricted Voting Shares may elect to redeem their Class A Restricted Voting Shares, whether they vote for or against, or do not vote on, the qualifying acquisition. Holders of Class A Restricted Voting Shares will be given not less than 21 days’ notice of the Shareholders Meeting and of the redemption deadline. Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares pursuant to the redemption right. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

Our articles (which, among other things, provide for the various redemption rights of holders of Class A Restricted Voting Shares) may only be amended by a special resolution, which would require 66 2/3% of votes cast to be voted in favour of the proposed amendment. The Corporation has agreed with the Joint Book-Runners, on their own behalf and on behalf of the Underwriters, that it will not propose any amendments to the articles prior to the closing of a qualifying acquisition which would materially adversely affect the redemption rights of the holders of Class A Restricted Voting Shares unless it has first amended the Escrow Agreement to provide holders of Class A Restricted Voting Shares with redemption rights, should such amendment of the articles proceed, that are substantially equivalent to the redemption rights that would apply to redemption on the extension of the Permitted Timeline. In addition, TSX consent to any such amendments would be required, which the Corporation does not believe would be likely to be obtained. The consent of the Joint Book-Runners and the Escrow Agent would also be required.

Limitations on Redemption	Notwithstanding the foregoing redemption rights, each holder of Class A

Rights of Shareholders Holding 15% or More:

Restricted Voting Shares, together with any affiliate of such holder or other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the Closing. This limitation will not apply in the event a qualifying acquisition does not occur within the Permitted Timeline, or in the event of an extension to the Permitted Timeline. Such shareholders would still be entitled to vote all Class A Restricted Voting Shares owned by them in respect of a proposed qualifying acquisition.

Release of Funds in Escrow Account on Closing of our Qualifying Acquisition:

On the closing of our qualifying acquisition, all remaining amounts held in the escrow account not previously paid out or payable by the Corporation to redeeming holders of Class A Restricted Voting Shares (including expenses directly related to the redemptions), paid out or payable by the Corporation for tax liabilities of the Corporation, or payable by the Corporation to the Underwriters in satisfaction of their deferred underwriting commissions, will be available to the Corporation. Funds released from the escrow account to us can be used to pay all or a portion of the purchase price of the business or businesses we acquire as part of our qualifying acquisition and to pay other expenses associated with our qualifying acquisition. If our qualifying acquisition is paid for using shares or debt securities, or not all of the funds released from the escrow account are used for payment of the purchase price in connection with our qualifying acquisition, we may apply the cash balance that is not applied to the purchase price and released to us from the escrow account for general corporate purposes, including maintenance or expansion of operations of acquired businesses, payment of principal or interest due on indebtedness incurred in consummating the qualifying acquisition, funding of subsequent acquisitions, payment of dividends or general ongoing expenses.

Redemption of Class A Restricted Voting Shares if No Qualifying Acquisition:

If we are unable to consummate a qualifying acquisition within the Permitted Timeline, we will be required to redeem as promptly as reasonably possible, on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline), each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion of: (A) the escrow account including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected Winding-Up expenses and certain other related costs, each as reasonably determined by the Corporation. The Underwriters will have no right to the deferred underwriting commissions held in the escrow account in such circumstances.

Upon such redemption, the rights of holders of Class A Restricted Voting Shares as shareholders will be completely extinguished (including the right to receive further liquidation distributions, if any), subject to applicable law. See “Make Whole Covenants” below.

There will be no redemption rights or distributions with respect to the Warrants, which will expire worthless if we fail to consummate our qualifying acquisition within the Permitted Timeline.

The Class B Shares forming part of the Class B Units will not possess any redemption rights. Our Founders (including our Sponsor) will, however, participate in any liquidation distribution with respect to any Class A Restricted Voting Shares they may acquire in connection with or following this Offering.

The Underwriters will not have any entitlement to their deferred underwriting commissions held in the escrow account in the event we do not consummate our qualifying acquisition within the Permitted Timeline (as it may be extended). The amount in deferred underwriting commissions will be included with the escrowed funds that will be available to fund the redemption of our Class A Restricted Voting Shares in the event of an extension to the Permitted Timeline, or in the event a qualifying acquisition does not occur within the Permitted Timeline.

Limited Payments to Insiders:

There will be no finder’s fees, consulting fees, reimbursements or cash payments made to any of our Sponsor, officers, directors or special advisors, or to their affiliates, for services rendered to us prior to or in connection with the completion of our qualifying acquisition, except that members of our board of directors who are not employees of the Corporation or the Sponsor may receive finder’s fees if such fees are expressly approved by a majority of our unconflicted directors, being the other directors who do not have a conflict of interest in respect of the proposed acquisition, and subject to TSX consent; however, they will not be made prior to the completion of the qualifying acquisition and will not be paid from the proceeds of the escrow account prior to the completion of the qualifying acquisition.

Notwithstanding the foregoing, we anticipate the following payments will be made; however, they will not be paid from the proceeds of the escrow account prior to the completion of the qualifying acquisition, but rather from funds on hand, from additional sources of funds at the time of the qualifying acquisition, from the proceeds of the escrow account after their release to the Corporation, or from additional funds as discussed in this prospectus:

•	repayment of unsecured loans, and any interest thereon, wichmay be made by our Sponsor or our Sponsor’s affiliates to finance transaction costs in connection with a prospective qualifying acquisition;

•

payment of approximately $10,000 (plus applicable taxes) per month for office space and related services pursuant to an administrative services agreement entered into with our Sponsor which, if applicable, may include payment for services of related parties or qualified affiliates of related parties, for, but not limited to, various administrative, managerial or operational services or to help effectuate our qualifying acquisition; and

•

reimbursement of out-of-pocket expenses incurred by the above-noted persons in connection with certain activities on our behalf, such as identifying possible business targets and qualifying acquisitions.

There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the escrow account, such expenses would not be reimbursed by us unless we consummate a qualifying acquisition.

Our board of directors will review and be required to approve all reimbursements and payments made to our Founders, officers, directors or special advisors, or our affiliates or associates or their respective affiliates or associates, with any interested director abstaining from such review and approval.

Audit Committee:	We have established, and following the Closing will be required to maintain, an audit committee composed entirely of independent directors. See “Directors and Officers – Audit Committee”.

Make Whole Covenants:

Prior to the Closing, and pursuant to the Make Whole Agreement and Undertaking, our Sponsor will agree that (A) in the event of the liquidation of the escrow account upon the occurrence of: the automatic redemption by the Corporation of the Class A Restricted Voting Shares resulting from the inability of the Corporation to complete a qualifying acquisition within the Permitted Timeline, or on a winding-up, or (B) in the event of an extension to the Permitted Timeline, or the completion of a qualifying acquisition, it will be liable to us if and to the extent any claims by any third party (other than our auditors) for services rendered or products sold to us, or a prospective qualifying acquisition target with which we have entered into, or discussed entering into a transaction agreement, reduce the amount of funds in the escrow account to below the lesser of (i) $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share, or (ii) such lesser amount per Class A Restricted Voting Share held in the escrow account as of the date of the liquidation of the escrow account due to reductions in the value of the assets held in escrow (other than due to the failure to obtain waivers from such third parties), in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the escrow account, and except as to any claims under our indemnity of the Underwriters against certain liabilities.

Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and, therefore, our Sponsor may not be able to satisfy those obligations. We have not asked our Sponsor to reserve for such eventuality. We believe the likelihood of our Sponsor having to indemnify us is limited because we will endeavor to have all vendors and prospective qualifying acquisition targets as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the escrow account.

In the event of an extension to the Permitted Timeline, an automatic redemption, or a Winding-Up, whereby the taxes payable pursuant to Part VI.1 of the Tax Act would cause the amounts paid per share from the escrow account to redeeming holders of Class A Restricted Voting Shares to be less than the initial $10.00 invested (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations), our Sponsor will, pursuant to the Make Whole Agreement and Undertaking, be liable to the Corporation for an amount required in order for the Corporation to be able to pay $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares (but in no event more than the Part VI.1 taxes that would be owing by the Corporation where the amount paid to redeem each applicable Class A Restricted Voting Share would be $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share). Other than as described herein, our Sponsor will not be liable to the Corporation for any other reductions to the escrow account that would cause the Corporation to pay less than $10.00 per Class A Restricted Voting Share to redeeming holders, including any amount on account of non-resident withholding tax applicable to any deemed dividends that arise on any redemptions.

Our Sponsor is permitted to make direct payments or contributions to the escrow account in the manner it determines, for indemnity purposes or otherwise.

RISKS

We are a newly formed company that has conducted no operations and has generated no revenues. Until we complete our qualifying acquisition, we will have no operations and will generate no operating revenues. In making their decision whether to invest in our Class A Restricted Voting Units, investors should factor this, along with the background of our management team, into their investment decision-making. Investors should carefully consider the foregoing factors and the other risk factors set forth in the section “Risk Factors”.

SUMMARY FINANCIAL DATA

The following table summarizes the relevant financial data for our business and should be read with our notes to financial statements, which are included in this prospectus. Only the following balance sheet is presented, as the Corporation has not had any significant operations to date.

				Pro Forma, as at
				•, 2015 after
				giving effect to
		As at •, 2015		the Offering, and
		prior giving		assuming no
		effect to the		exercise of the
		Offering		Over-Allotment
				Option (in
				thousands of
				dollars)
Balance Sheet Data:

Working capital		$10	$	•

Total assets		$10	$	•

Deferred Underwriters Commission (1)	$		$	•

Value of Class A Restricted Voting Shares that may be redeemed in connection with our initial qualifying acquisition	$		$	•

Shareholders’ equity(2)(3)		$10	$	•

(1)	Represents deferred underwriting commissions payable only upon completion of our qualifying acquisition.
(2)	Excludes Class A Restricted Voting Shares, which are subject to redemption in connection with our qualifying acquisition.
(3)

Assumes issue costs of $8,250,000. Issue costs include $7,500,000 of underwriting commissions, of which $3,125,000 are paid in cash upon closing of the Offering and with the balance only becoming payable upon completion of our qualifying acquisition.

The post-Offering total assets amount includes the Initial Escrow Amount, which amount, less deferred underwriting commissions and taxes payable (but which will not include any tax of the Corporation under Part VI.1 of the Tax Act), and less redemption amounts to redeeming holders of Class A Restricted Voting Shares, will be available to us to complete our initial qualifying acquisition(s) within the Permitted Timeline. The Initial Escrow Amount includes $4,375,000 (or $5,031,250 if the Over-Allotment Option is exercised in full) in deferred underwriting commissions. The Underwriters will not be entitled to any interest accrued on the deferred underwriting commissions.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, our counsel and counsel to our Sponsor, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, based on the current provisions of the Tax Act, the regulations thereunder in force as of the date hereof and all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, each of the Class A Restricted Voting Shares, Warrants, and Class B Shares, if issued on the date hereof, would be qualified investments for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered education savings plan, registered disability savings plan or tax-free savings account (“TFSA”), provided that:

(i)

in the case of Class A Restricted Voting Shares and Class B Shares, the Class A Restricted Voting Shares or Class B Shares are listed on a designated stock exchange in Canada for the purposes of the Tax Act (which currently includes the TSX); and

(ii)	in the case of the Warrants:

(a)	the Warrants are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX); or

(b)

the shares to be issued on the exercise of the Warrants are qualified investments as described in (i) above, provided that the Corporation is not, and deals at arm’s length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under or a holder of such registered plan.

Notwithstanding the foregoing, the holder of a TFSA or the annuitant under an RRSP or RRIF will be subject to a penalty tax in respect of Class A Restricted Voting Shares, Class B Shares or Warrants held in the TFSA, RRSP or RRIF, if such securities are prohibited investments for the TFSA, RRSP or RRIF. A Security will generally be a “prohibited investment” for a TFSA, RRSP, or RRIF if the holder of the TFSA or the annuitant under the RRSP or RRIF does not deal at arm’s length with the Corporation for the purposes of the Tax Act, or the holder or annuitant has a “significant interest” (as defined in subsection 207.01(4) the Tax Act) in the Corporation. Holders of a TFSA and annuitants under an RRSP or RRIF should consult their own tax advisors as to whether the Class A Restricted Voting Shares, Class B Shares, or Warrants will be a prohibited investment in their particular circumstances.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus constitute “forward-looking statements” for the purpose of applicable Canadian securities legislation. These statements reflect our management’s expectations with respect to future events, the Corporation’s financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this prospectus should not be unduly relied upon. Unless otherwise indicated, these statements speak only as of the date of this prospectus.

In particular, this prospectus contains forward-looking statements pertaining to the following, among other things:

•	our ability to complete our qualifying acquisition and its potential success;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors, both before and following our qualifying acquisition;

•	our potential ability to obtain additional financing to complete our qualifying acquisition;

•	our pool of prospective target businesses for our qualifying acquisition;

•	the ability of our officers, directors and management team to generate a number of potential acquisition opportunities;

•	the operation of the business acquired through the qualifying acquisition;

•	the potential liquidity and trading of our securities;

•	the lack of a market for our securities;

•	the use of proceeds not held in the escrow account;

•	fluctuations in interest rates; and

•	our financial performance following this Offering.

With respect to forward-looking statements contained in the prospectus, assumptions have been made regarding, among other things:

•

(i) the subscription by our Founders for $4,700,000 worth of Class B Units ($5,168,750 in the event the Over-Allotment Option is fully exercised), and (ii) the prior issuance of 3,242,500 Founders’ Shares (assuming no exercise of the Over-Allotment Option and thus the forfeiture of the maximum of 480,469 Over-Allotment Forfeitable Founders’ Shares subject to forfeiture; however, the 3,242,500 Founders’ Shares would increase up to a maximum of 3,722,969 to the extent the Over-Allotment Option is fully exercised);

•	the ability of the Corporation and our management team to successfully consummate a qualifying acquisition within the Permitted Timeline;

•

an interest rate of 0.65% per annum and current income tax rates, for the Corporation’s projection of an accrual of interest earned in the escrow account over the next 21 months, and the increase of the initial $10.00 per Class A Restricted Voting Unit sold to the public held in the escrow account to approximately $10.11 per Class A Restricted Voting Share, before applicable taxes and other permitted deductions (and for greater certainty, following the closing of our qualifying acquisition, we will use a portion of the balance of the non-redeemed shares’ portion of the escrow account (less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) to pay the Underwriters their deferred underwriting commissions); and

•

projected Offering-related expenses and projected operational and qualifying acquisition-related expenses for the Permitted Timeline leading up to our qualifying acquisition, as further described in “Use of Proceeds”.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and included elsewhere in this prospectus, including:

•	the Corporation’s lack of operating history and revenues;

•

the ability of our holders of Class A Restricted Voting Shares to redeem their Class A Restricted Voting Shares for cash may make our financial condition less attractive to potential qualifying acquisition targets;

•	the requirement that we complete our qualifying acquisition within the Permitted Timeline (unless extended);

•	the net proceeds of this Offering not being held in the escrow account may be insufficient to alowus to operate until at least the Permitted Timeline;

•	third parties may bring claims against us where we are not indemnified by our Founders;

•	our management’s and board of directors’ intention to put forward a target business candidate or prospective qualifying acquisition for shareholder approval only if supported by our Sponsor;

•	our Founders’, directors’, officers’ or their affiliates’ ability to purchase Class A Restricted Voting Shares, which may influence a vote on a proposed qualifying acquisition;

•

each of our Founders will lose its investment in us if our qualifying acquisition is not completed and their holdings of Founders’ Shares may create financial incentives that differ compared to holders of Class A Restricted Voting Shares;

•

the ability of our shareholders to exercise redemption rights with respect to a large number of our Class A Restricted Voting Shares, which may not allow us to complete the most desirable qualifying acquisition or optimize our capital structure;

•	the potential for the Sponsor to lose its entire investment if the qualifying acquisition is not completed;

•	changes in laws or regulations, or a failure to comply with any laws and regulations;

•

potential adverse tax consequences on holders of Class A Restricted Voting Shares and on the Corporation in the event the Corporation acquires a United States company or assets of a United States entity in an “inversion” transaction;

•	the inability to ascertain the merits or risks of any particular target’s business operations;

•	the target company may be outside our management’s area of expertise;

•	the target business with which we enter into our qualifying acquisition may not have attributes entirely consistent with our general criteria and guidelines;

•

we may not be required to obtain an opinion from a qualified person confirming that the price weintend to pay for a target company or target business is fair to us or our shareholders from a financial point of view;

•	resources could be wasted in researching acquisitions that are not consummated;

•	the loss of our directors and officers;

•	the loss of key personnel;

•	a target’s business management may not have the skills, qualifications or abilities to manage a public company;

•	the loss of an acquisition target’s key personnel;

•	certain of our officers and directors may have conflicts of interest with the target company;

•	multiple prospective targets may give rise to increased costs and risks that could negatively impact our operations and profitability;

•	a qualifying acquisition with a private company may result in a qualifying acquisition with a company that is not as profitable as we suspected, if at all;

•	the inability to maintain control of a target business after our qualifying acquisition;

•	the inability to obtain additional financing to complete our qualifying acquisition or to fund the operations and/or growth of a target business;

•	the lack of investment diversification and dependence on a single target business which may have a limited number of products or services if we are only able to complete one qualifying acquisition;

•	a market for our securities may not develop;

•	the tax consequences of the qualifying acquisition; and

•	other factors discussed under “Risk Factors”.

Readers are cautioned that the foregoing list of risk factors should not be construed as exhaustive.

Note Regarding Financial Outlook and Future-Oriented Financial Information

Financial outlook and future-oriented financial information contained in this prospectus about prospective financial performance, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on our management’s assessment of the relevant information currently available, and to become available in the future. In particular, this prospectus contains projected operational information for the Permitted Timeline leading up to our qualifying acquisition, a projected accrual of interest in the escrow account, and a projected dilution to holders of Class A Restricted Voting Shares on a per share basis (which includes a projected pro forma net tangible book value after giving effect to this Offering). These projections contain forward-looking statements and are based on a number of material assumptions and factors set out above. Actual results may differ significantly from the projections presented herein. These projections may also be considered to contain future-oriented financial information or a financial outlook. The actual results of the Corporation’s operations for any period will likely vary from the amounts set forth in these projections, and such variations may be material. See above and under the heading “Risk Factors” for a discussion of the risks that could cause actual results to vary. The future-oriented financial information and financial outlooks contained in this prospectus have been approved by management as of the date of this prospectus. Readers are cautioned that any such financial outlook and future-oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, the Corporation’s directors and management. The Corporation and our management believe that the prospective financial information has been prepared on a reasonable basis, reflecting our management’s best estimates and judgments, and represents, to the best of our management’s knowledge and opinion, upon review by the board of directors, the Corporation’s expected course of action. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

Any forward-looking statement included in this prospectus is expressly qualified by this cautionary statement, and except as otherwise indicated, is made as of the date of this prospectus. None of the Corporation, our Sponsor or the Underwriters assume or undertake any obligation to update or revise any forward-looking statements or departures from them, except as required by applicable law. New factors emerge from time to time, and it is not possible for our management to predict all such factors and to assess in advance the impact of each such factor on the business of the Corporation or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

MARKET AND INDUSTRY DATA

In this prospectus, we rely on and refer to information and statistics regarding market shares of various companies and the markets in which we compete. We have obtained some of this market share information and industry data from internal surveys, market research, publicly available information and industry publications. Such reports generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy or completeness of such information is not guaranteed. Although we believe this information is reliable, neither we nor our Sponsor nor the underwriters have independently verified or can guarantee the accuracy or completeness of that information and investors should use caution in placing reliance on such information.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that have been or will be filed on SEDAR after the date of the final prospectus and before the termination of the distribution under this Offering (including any amendments to, or an amended version of, any template version of any marketing materials) will be deemed to be incorporated into the prospectus. Any template version of any marketing materials that are utilized by the Underwriters in connection with this Offering are not part of this prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this prospectus.

THE CORPORATION

The Corporation was incorporated under the Business Corporations Act on May 11, 2015. Our head office and registered office are located at 100 King Street West, 70th Floor, Suite 7050, Toronto, Ontario, M5X 1C7.

The Corporation’s by-laws include, among other provisions, a provision providing for a forum for adjudication of certain disputes, whereby unless the Corporation approves or consents in writing to the selection of an alternative forum, the courts of the Province of Ontario and appellate courts therefrom shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation, (iii) any action asserting a claim arising pursuant to any provision of the Business Corporations Act or the articles or by-laws of the Corporation (as either may be amended from time to time), or (iv) any action asserting a claim otherwise related to the relationships among the Corporation, its affiliates and their respective shareholders, directors and/or officers, but does not include claims related to the business carried on by the Corporation or such affiliates. Any person or entity owning, purchasing or otherwise acquiring any interest, including without limitation any registered or beneficial ownership thereof, in the securities of the Corporation shall be deemed to have notice of and consented to the provisions of the by-laws.

OUR BUSINESS

Introduction

We are a newly organized special purpose acquisition corporation incorporated under the laws of the Province of Ontario for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation, which we refer to throughout this prospectus as our “qualifying acquisition”. We have not identified any qualifying acquisition target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any prospective qualifying acquisition target. If we complete more than one qualifying acquisition, each such qualifying acquisition is expected to occur concurrently.

Our objective is to execute a qualifying acquisition, the terms of which are determined by us to be favourable and provided that the target business has a fair market value of at least 80% of the assets held in the escrow account (excluding the deferred underwriting commissions and applicable taxes payable on interest and other amounts earned in the escrow account). The fair market value of the target business will be determined by our board of directors based upon one or more valuation methods generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and book value).

We believe that our structure may provide investors with access to an investment opportunity with many of the advantages of private equity investments, however with improved terms and better alignment with our Sponsor than under traditional private equity fund structures. Similar to a private equity fund, investors will benefit from an experienced, professional management team to identify, assess and structure an attractive acquisition, employing extensive due diligence on investment opportunities. However, investors may benefit from several advantages over investing in a committed private equity fund. Firstly, investors have the opportunity to choose whether to participate in the qualifying transaction or to redeem their shares. This provides investors the ability to make their own assessment of a transaction, rather than investing in a blind pool. Secondly, investors’ shares and warrants are anticipated to be liquid, tradable securities, allowing investors access to liquidity if required, unlike private equity commitments. Thirdly, unlike a private equity commitment, investors pay no management fee to a sponsor. The Sponsor bears the full financial burden of sourcing a deal and risks substantial capital in the event no qualifying acquisition is made.

Business Strategy

We intend to identify, evaluate, and execute an attractive qualifying acquisition by leveraging Alignvest’s network to find one or more attractive and, wherever possible, proprietary investment opportunities. Our efforts to identify a target business will not be limited to a particular industry although we will focus our search efforts on industries where members of our team have prior leadership and/or investment experience. We intend to focus our search for target businesses that operate in North America and specifically those that operate in or have specific ties to Canada. We intend to focus primarily on acquiring companies with an enterprise value between $250 million and $1.25 billion.

We believe that our Sponsor, Alignvest Management Corporation, and our management and directors, have a combination of skills, experience and relationships that will allow us to successfully identify and execute a qualifying acquisition, including:

Breadth of Network

Alignvest’s team has an extensive network of business contacts that we believe will generate attractive and, wherever possible, proprietary investment opportunities. Alignvest’s partners have developed a substantial network that includes corporate management and boards, entrepreneurs, family business owners, governments, financial sponsors, and financial intermediaries such as investment bankers. We believe these contacts will allow us to evaluate a wide range of potential investments.

Alignvest’s partners have extensive relationships with large family-controlled businesses, entrepreneurs, corporate chief executives and boards of directors. Alignvest’s shareholders include six high net worth family offices and entrepreneurs that founded or control large businesses or groups of businesses, and who collectively own 11% of Alignvest. The businesses they have founded or control have generated in aggregate approximately $7.5 billion of annual revenue. We believe that our Sponsor’s relationships with these families and other high net worth families and entrepreneurs will allow us access to proprietary deal flow through non-traditional channels. In addition, our directors Bonnie Brooks, Nadir Mohamed and Donald Walker, lead or have led major Canadian corporations listed on both the TSX and the NYSE, with aggregate current annual revenue in excess of $65 billion and aggregate current market capitalization in excess of $55 billion. We believe that having directors that are, or have been, in such positions at large public companies may allow us to access acquisition opportunities, including spin-outs or carve- outs, that would be difficult to source without high level corporate access.

Experience and Expertise

We believe we are well-positioned to add value to a target once that business has been acquired. Members of Alignvest’s team have founded, grown and/or led several successful businesses.

Several of our and our Sponsor’s team members have founded, grown or sold successful enterprises, including ATI Technologies, SupplierMarket, StorageNow and Achievers. We believe this experience will allow us to be trusted partners to entrepreneurs and owners of family-controlled businesses who may wish to find a partner with whom to grow or exit their businesses.

Several of our and our Sponsor’s team members have held senior leadership positions in successful enterprises, including, but not limited to, Goldman Sachs Canada, Rogers Communications, Magna International, Hudson’s Bay Company and Canada Pension Plan Investment Board (CPPIB). We believe these experiences provide us with valuable insight into businesses in several industry verticals, including technology, media & telecommunications, financial services, retail and consumer services, manufacturing and business services, and infrastructure-like assets.

In addition, a number of our and our Sponsor's team members have also successfully invested in large private transactions at merchant banking and private equity firms and pension funds, such as Fenway Partners, Goldman Sachs Canada, Healthcare of Ontario Pension Plan (HOOPP), the Ontario Teachers’ Pension Plan (OTPP), EdgeStone Capital Partners, GTCR, TPG-Axon Capital Management, Soros Fund Management and The Blackstone Group. We intend to use this experience to apply the rigor associated with private equity investment processes to the evaluation, due diligence and structuring of a potential qualifying acquisition. We will also be in a position to provide stewardship and governance to target businesses based on our and our Sponsor's teams’ experience on a number of public and private company boards. We believe that this experience may be of value to certain sellers of businesses who will become shareholders in the Corporation as a result of the qualifying acquisition.

Full Attention and Alignment of Interest

Each of our Sponsor’s officers is an employee, partner and/or equity owner of our Sponsor, as are our directors Nadir Mohamed and Andy Moysiuk. In these roles, they will all benefit directly from the successful consummation of a qualifying acquisition. Each of our officers and our Chairman, Timothy Hodgson, are free of conflicting business arrangements and intend to focus their deal sourcing capabilities for investments between $250 million and $1.25 billion on the Corporation. Further, Alignvest is an investment and asset management provider and does not have any conflicting advisory activities.

Alignvest’s partners and employees intend to dedicate significant effort to sourcing, evaluating, and structuring a qualifying acquisition, including our Chairman, Timothy Hodgson, our President and Chief Executive Officer, Reza Satchu, our Chief Financial Officer, Sanjil Shah and our Chief Operating Officer, Andre Mousseau.

In addition, we have assembled a deep team which is expected to be involved in various stages of sourcing, evaluating, and structuring a qualifying acquisition, including:

•

Our director, Bonnie Brooks, Vice Chairman of Hudson’s Bay Company and former Chief Executive Officer of Hudson’s Bay, who intends to take a role in sourcing and evaluating potential candidates for a qualifying acquisition;

•	Our director, Vince Hemmer, former Principal at GTCR, who intends to take a role in sourcing, evaluating and structuring a qualifying acquisition;

•

Our director, Adam Jiwan, former investment professional at TPG-Axon Capital Management, Soros Fund Management and The Blackstone Group, who intends to take a role in sourcing, evaluating and structuring a qualifying acquisition;

•

Our director and our Sponsor’s Vice Chairman, Nadir Mohamed, former President and Chief Executive Officer of Rogers Communications, who intends to take a role in sourcing and evaluating potential candidates for a qualifying acquisition;

•

Our director and our Sponsor’s Partner, Andy Moysiuk, former Managing Partner of HOOPP Capital Partners, who intends to be integral in all aspects of sourcing, evaluating and structuring a qualifying acquisition;

•

Our director and our Sponsor’s Partner, Razor Suleman, founder and former Chief Executive Officer of Achievers, who intends to take a role in sourcing and evaluating potential technology and business services company candidates for a qualifying acquisition;

•	Our director, Donald Walker, Chief Executive Officer of Magna International, who intends to take a role in sourcing and evaluating potential candidates for a qualifying acquisition;

•

Our Sponsor’s Managing Partner and Chief Investment Officer, Donald Raymond, former Chief Investment Strategist of CPPIB, who intends to take a role in sourcing and evaluating investment recommendations for a qualifying acquisition;

•

Our Sponsor’s Partner and co-founder, Lee Lau, co-founder of ATI Technologies, who intends to take a role in sourcing and evaluating potential technology company candidates for a qualifying acquisition; and

•	Our Sponsor’s Partner, Rupert Adams, who intends to take a role in sourcing potential qualifying acquisition candidates through his wide network of relationships with family-owned businesses.

Focus on Canada

We intend to identify target businesses that are domiciled in Canada or have a significant nexus in Canada. We believe businesses in Canada may be compelling targets for a qualifying acquisition.

Canada’s economy is strong and diverse. Gross domestic product growth has been robust and resilient over the last 15 years, averaging 2.2%(1) growth and is forecasted to grow 1.9% (2) in 2015 and 2.3% (2) in 2016. Canada has a diverse economy, with no one sector contributing more than 13% of gross domestic product. The mining and oil & gas sectors directly contribute less than 10% to Canada’s gross domestic product, while Canada’s top two sectors are service-producing industries. While a marked decline in energy prices has led to tempered Canadian growth forecasts, the negative impact for the oil & gas sector is expected to be offset by strength in consumer spending and exports(3). The weaker Canadian dollar, a by-product of the oil price decline, is expected to underpin a solid gain in exports this year(3).

(1)	Source: World Bank.
(2)	Growth rates represent average of TD Economics’, BMO Economics’, and RBC Economics’ forecasts.
(3)	Source: RBC Economics, March 2015.

Gross Domestic Product Growth Rates: Canada versus U.S.

Source: World Bank.

Certain of the areas we intend to focus on are under-represented in the public markets relative to their percent of GDP, which we believe will make compelling investments for investors seeking exposure to those sectors.

Canadian Gross Domestic Product – Sector	TSX Composite – Sector Breakdown
Breakdown

Source: Statistics Canada, February 2015	Source: Bloogbarg, As of May 11. 2015
Note: Manufacturing, Construction and Trade is comprised of Manufacturing (10.6%), Construction (7.2%) and Trade (11.0%) . Other is comprised of Public Administration (6.7%), Professional Services (5.3%), Educational Services (5.2%), Information and Cultural (3.2%), Administration and Support (2.5%), and Other (7.0%) .

We believe in the long-term Canadian economy and that the mid-sized merger market in Canada is less competitive than many other global markets. Canada’s public and private capital markets are very developed compared to its global peers; however, we believe that the mid-cap private equity market has not developed to the same extent. Our management team and our Sponsor believe that there are a limited number of private equity investors in Canada pursuing transactions of a similar size, in contrast to the U.S. market. While the U.S. economy is 9.7 (1) times larger than Canada’s (as measured by 2014 gross domestic product), the U.S. has approximately 40(2) times more private equity assets under management and approximately 20(2) times more private equity funds than Canada. Furthermore, there are currently only a very limited number of Canadian-based special purpose acquisition corporations.

(1)	Source: IMF, World Economic Outlook Database. April 2015.
(2)	Source: Pitchbook and Prequin.

Alignvest’s partners have been active for many years as investors, advisors and executives, and our networks are particularly strong in Canada. We will seek to capitalize on our relationships to source and consummate a qualifying acquisition in Canada.

Long Term Value Focus and Operating Experience

We believe that our capability to use our experience, network and expertise to improve the performance of a target business following a qualifying acquisition will make us an attractive partner for potential targets. Our experience in business building and leadership may enhance the value of a qualifying acquisition if used to drive strategic and operating improvements, or to use the target as a platform to make further acquisitions, creating incremental value over time. For this reason, maintaining a long-term interest and active role in the target may be a means of increasing the likelihood of concluding an attractive qualifying acquisition, as well as enhancing the value of a transaction for our shareholders, the target’s shareholders and our Sponsor. We believe that our team’s experience as founders and operators of successful businesses, and our relationships with family offices and highly-placed corporate executives will make us a compelling investment partner for potential targets, particularly family- controlled businesses and corporate divestitures.

Public Company Value Creation

Our directors Bonnie Brooks, Nadir Mohamed and Donald Walker, lead or have led major Canadian corporations listed on both the TSX and the NYSE, with aggregate current annual revenue in excess of $65 billion and aggregate current market capitalization in excess of $55 billion. Under their leadership, their respective businesses have outperformed the S&P TSX total return index.

Hudson's Bay Company Total Return(1)	Rogers Communications Total Return(2)	Magna International Total Return(3)

Source: Bloomberg(4)

(1)

Total shareholder return of Hudson’s Bay Company from its initial public offering in November 2012 through May 2015. Ms. Brooks was President and Chief Executive Officer of Hudson’s Bay from 2008 to 2012. From 2012 through 2014, Ms. Brooks was President of Hudson’s Bay Company heading up Hudson’s Bay and Lord and Taylor USA and has been Vice Chairman of Hudson’s Bay Company since February 2014.

(2)	Total shareholder return of Rogers Communications during Mr. Mohamed’s tenure as President and Chief Executive Officer of Rogers Communications from March 2009 through December 2013.

(3)	Total shareholder return of Magna International from Mr. Walker’s appointment as Chief Executive Officer in November 2010.
(4)	The foregoing assumes reinvestment of all dividends during the covered periods.

Alignvest Management Corporation

Alignvest seeks to deliver exceptional risk adjusted returns for its clients. Alignvest was formed in 2011 and has raised equity and investment capital from a number of private family offices and institutions. Alignvest’s founding partners have committed to invest over $230 million of their personal capital into funds managed by Alignvest on a fully discretionary basis, with the capital subject to an investment period to 2024 and subject to full recyclability (including all gains) over the investment period. We believe this long term, discretionary and aligned pool provides the firm with a strong and differentiated foundation. Alignvest is headquartered in Toronto, Ontario, with an additional office in London, UK. Alignvest and its investment platforms have over 30 partners and employees.

Alignvest Management Corporation is the parent company of three investment platforms: Alignvest Capital Management Inc., a registered investment fund manager, portfolio manager and exempt market dealer with the Ontario Securities Commission, for its public market strategies, Alignvest Private Capital, for its direct private investments, and Alignvest Investment Management Corporation, a registered investment fund manager, portfolio manager and commodity trading manager with the Ontario Securities Commission, which provides institutional quality, total portfolio management capabilities to asset owners. Alignvest seeks to recruit and partner only with best in class investors. To date, APC has made direct private investments in KGS-Alpha Capital Markets, a U.S. broker- dealer, and Edgewood Health Network, a Canadian mental health and addictions treatment provider.

Proven Track Record of Our Management, Board and Alignvest

Members of our and our Sponsor’s team have started and built several successful organizations, including ATI Technologies, SupplierMarket, StorageNow, KGS-Alpha Capital Markets and Achievers and have held senior leadership positions in a number of successful enterprises, including Goldman Sachs Canada, Rogers Communications, Magna International, Hudson’s Bay Company and CPPIB. Collectively, the team also has experience in making private investments at entities including Fenway Partners, Goldman Sachs Canada, HOOPP, OTPP, EdgeStone Capital Partners, GTCR, TPG-Axon Capital Management, Soros Fund Management and The Blackstone Group.

The following examples are not intended to be, nor should they be construed to be, indications of transactions that may be undertaken by the Corporation or the future success the Corporation. The examples have been included to demonstrate the experience that our management team and board of directors and our Sponsor’s team have had in leading enterprises and to highlight organizations at which members of our team have made private equity investments. Certain of the information is based on publicly available sources or information disclosed by the companies in question. No assurance can be given that a qualifying acquisition will be successful or that a qualifying acquisition will be concluded at all.

Organizations we have started and built:

ATI Technologies Inc.

Our Sponsor's Partner, Lee Lau, co-founded ATI Technologies Inc. (“ATI”) in 1985 and built the company into one of the world’s largest supplier of graphic chips and add-in boards to the personal computer industry. In addition to managing the company, Mr. Lau was ATI’s largest shareholder, first employee and responsible for innovation and development of all products. Mr. Lau helped build ATI into a TSX and NASDAQ listed global market leader, with annual sales in excess of $2.2 billion and over 3,000 employees. ATI was sold in 2006 to Advanced Micro Devices for cash and stock consideration of $5.3 billion.

SupplierMarket

Our President and Chief Executive Officer and our Sponsor's Managing Partner, Reza Satchu, was a key participant in the creation and building of SupplierMarket, a leading business-to-business Internet-based marketplace serving the large and fragmented market for direct materials. SupplierMarket grew to 125 employees with investors that included KKR executives and Sequoia Capital. SupplierMarket was sold in 2000 to Ariba for stock consideration of US$924 million.

StorageNow

Our President and Chief Executive Officer and our Sponsor’s Managing Partner, Reza Satchu, co-founded and was Chairman of StorageNow, a retail real estate business that acquired, developed and operated 11 self-storage stores in Ontario, Saskatchewan and Alberta. Our Chief Financial Officer and our Sponsor’s Founding Partner and Chief Financial Officer, Sanjil Shah, was Chief Financial Officer of StorageNow and was key to its growth and operations. StorageNow’s portfolio was successfully built over a four-year period becoming one of Canada’s largest self-storage companies prior to being sold to InStorage REIT in 2007 for cash consideration of $110 million.

KGS-Alpha Capital Markets

Our President and Chief Executive Officer and our Sponsor’s Managing Partner, Reza Satchu, co-founded KGS- Alpha Capital Markets in 2010, with Levent Kahraman and Daniel Goldman. KGS-Alpha, is a New York-based institutional fixed income broker-dealer, focusing on mortgage-backed and agency securities. Alignvest’s partners led its seed funding and subsequently KGS-Alpha has raised over US$230 million of capital in KGS-Alpha from institutional investors including HOOPP and Arsenal Capital Partners. KGS-Alpha has over 150 employees and over $130 million in annual revenue after only five years of operations. Our President and Chief Executive Officer and our Sponsor’s Managing Partner, Reza Satchu and our Chairman and director and our Sponsor's Managing Partner, Timothy Hodgson, currently sit on KGS-Alpha Capital Markets’ board of directors.

Achievers

Our director and our Sponsor’s Partner, Razor Suleman, is the founder, former Chief Executive Officer, board member and a substantial shareholder of Achievers, a Silicon Valley-headquartered leading provider of SaaS based rewards and recognition programs. Founded in Toronto with over 160 Toronto-based employees today; Achievers has a customer base of blue-chip enterprises including Rogers, Visa, CVS Pharmacy, BMO, Microsoft and Samsung. Achievers is used by millions of employees in 110 countries around the world. Achievers has raised over US$35 million in venture capital from leading firms, including Sequoia Capital. In 2014, PROFIT 500 listed Achievers as one of Canada’s fastest-growing companies; Achievers ranked 20th on the 2014 Deloitte Technology Fast 50™ in Canada list and was ranked one of the fastest growing technology companies in North America on the 2014 Deloitte Technology Fast 500™ with sales growth of nearly 727% over the last five years; and Achievers won Gold for “Best Advance in Rewards and Recognition Technology” in the 2014 Brandon Hall Excellence Awards.

Organizations we have held senior leadership positions at:

Goldman Sachs Canada

Our Chairman and director and our Sponsor’s Managing Partner, Timothy Hodgson, held various positions in New York, London, Silicon Valley and Toronto with Goldman Sachs from 1990 to 2010. His expertise spanned several industry verticals, capital markets products, merger advisory services and merchant banking. From 2005 to 2010, he served as Chief Executive Officer of Goldman Sachs Canada with overall responsibilities for the firm’s operations, client relationships and regulatory matters in the region. Under his leadership, the firm significantly increased its headcount, and expanded the scope of its operations. Mr. Hodgson advised Goldman Sachs Capital Partners on its $1.5 billion acquisition of specialty television assets from Alliance Atlantis Communications in 2007 to form CW Media, and served as a board member of CW Media post the acquisition. CW Media was subsequently acquired by Shaw Communications for $2.0 billion in 2010.

Rogers Communications

Our director and our Sponsor’s Vice Chairman, Nadir Mohamed was the President and Chief Executive Officer of Rogers Communications Inc. (“Rogers”), a leading Canadian media and telecommunications company, traded on the NYSE and TSX with an enterprise value in excess of $35 billion. Under his leadership, Rogers became the largest wireless carrier in Canada, delivered best in class cable and wireless margins and significantly strengthened its balance sheet. Before serving as President and Chief Executive Officer of Rogers, Mr. Mohamed was the President and Chief Operating Officer of the company’s Communications Group. Prior to that Mr. Mohamed was the President and Chief Executive Officer of Rogers Wireless. Rogers made over 20 acquisitions in excess of $2.5 billion in enterprise value during Mr. Mohamed’s tenure as President and Chief Executive Officer.

Magna International

Our director, Donald Walker, has been the Chief Executive Officer of Magna International, the TSX- and NYSE- listed global automotive supplier with 316 manufacturing operations and 87 product development, engineering and sales centers in 29 countries, since November 2010. Magna currently has approximately 133,000 employees and generated sales in 2014 of US$36.6 billion with a current enterprise value in excess of $25 billion. Magna has completed over ten acquisitions since Mr. Walker was appointed the Chief Executive Officer. Mr. Walker previously served as Magna’s Co-Chief Executive Officer from 2005 to 2010 and as President and Chief Executive Officer from 1994 to 2001.

Hudson’s Bay Company

Our director, Bonnie Brooks, was appointed Vice Chairman of Hudson’s Bay Company in February 2014. Prior to her current role, Ms. Brooks was President of Hudson’s Bay Company since 2012, heading up Hudson’s Bay and Lord and Taylor USA; and she was Chief Executive Officer and President from 2008 to 2012 of Hudson’s Bay. During these years, she led the company’s successful turnaround resulting in a successful initial public offering in 2012. Hudson’s Bay Company is the world’s oldest continuously operating company, which owns and operates Saks Fifth Avenue, Saks Off Fifth discount stores, and Lord and Taylor in the United States; and Hudson’s Bay department stores and Home Outfitters, in Canada. Hudson’s Bay Company employs over 44,000 people and is listed on the TSX with a current enterprise value in excess of $7.5 billion.

Canada Pension Plan Investment Board

Our Sponsor’s Managing Partner and Chief Investment Officer, Donald Raymond, was the Chief Investment Strategist for CPPIB, the national Canadian pension plan with net assets of $238.8 billion as at December 31 2014. Mr. Raymond devoted over 12 years to helping build CPPIB into a leading global investment organization. Mr. Raymond was the first employee in CPPIB’s Public Market Investments department, where he oversaw the growth of the public markets portfolio from $12 billion in largely passively managed funds to almost $100 billion, largely actively managed by more than 100 employees across five distinct active investment strategies. In his final four years as Chief Investment Strategist, Mr. Raymond chaired CPPIB’s Investment Planning Committee, which was responsible for overseeing the allocation of capital across the entire portfolio, including $5.7 billion in 19 direct private equity investments.

Organizations at which we have made private investments:

Healthcare of Ontario Pension Plan

Our director and our Sponsor’s Partner, Andy Moysiuk, was the Managing Partner of HOOPP Capital Partners, through which HOOPP conducted its private equity and special situations investment business. HOOPP is Canada’s largest private trust, and among Canada’s largest pension plans with $60.8 billion in net assets as at December 31, 2014. Over a 14 year period, Mr. Moysiuk led the creation and development of a significant institutional private equity business and portfolio, which generated exceptional investment performance. Mr. Moysiuk built and led the senior team responsible for a portfolio that grew to approximately $2 billion, $1 billion of which was executed in direct investments, with the remainder invested in specialty partnerships and joint ventures with differentiated private equity and related strategies.

During his tenure, the HOOPP Capital Partners track record exceeded a 14% average annual return. The private investments in which HOOPP’s involvement was publicly disclosed included: Teranet, which is the Internet-enabled on-line land registry system in Ontario. HOOPP was an initial private equity investor at Teranet’s founding, remained the largest shareholder when the company was taken public on the TSX, and eventually sold its stake into a $2.0 billion take-over bid in 2008; Ducati Motorcycle Company, initially an NYSE/Milan listed Italian sport motorcycle manufacturer, which was the subject of a deleveraging capital increase, taken private and eventually sold to Volkswagen/Audi Group in 2012 for US$1.1 billion; and, Novadaq Technologies, a medical devices company in which HOOPP was one of the largest private investors, with such company completing an IPO on the TSX in 2005 and which continues today with a market capitalization in excess of $730 million.

Ontario Teachers’ Pension Plan

Our Chief Operating Officer and our Sponsor’s Principal, Andre Mousseau was a Portfolio Manager in the Long Term Equities group of the Ontario Teachers’ Pension Plan. With $154.5 billion in net assets as of December 31, 2014, the Ontario Teachers' Pension Plan is the largest single-profession pension plan in Canada. The Long Term Equities group focused on investments, both public and private, with steady cash flow and growth potential that can hold their value and act as a hedge against inflation. During Mr. Mousseau’s tenure, the Long Term Equities group made investments in Camelot Group plc, Impark Corp., Baybridge Seniors Housing and Aircastle Ltd.

GTCR

Our director, Vince Hemmer, was previously a Principal at GTCR, a Chicago-based private equity firm. Since its founding in 1980, GTCR has invested more than $10 billion of capital in over 200 companies. At GTCR, Mr. Hemmer led the consumer products team, invested extensively in the business services sector and served on the firm’s Investment Committee. Mr. Hemmer served on many of GTCR’s portfolio companies’ boards, including Prestige Brands (listed on the NYSE), Synagro Technologies (listed on NASDAQ), and numerous private boards including Alliant Resources Group, Coinmach, Health!Quest, Wilton Brands, Student Transportation of America and Fairmount Food Group.

TPG-Axon Capital Management, Soros Fund Management and The Blackstone Group

Our director, Adam Jiwan, was a Partner of and held several leadership positions at TPG-Axon Capital Management, a global multi-strategy hedge fund that managed, at its peak, US$16 billion of capital. While at TPG- Axon, Mr. Jiwan led substantial public and private investments in several major industry groups, and led investment teams in New York, London and Hong Kong. Mr. Jiwan previously spent several years leading investments at Soros Fund Management, and commenced his career in the private equity group of The Blackstone Group.

In his personal capacity, Mr. Jiwan was a seed investor and is a founding board member of Avant Credit, a leading on-line consumer finance business in the United States. Avant Credit is a pioneer in the on-line lending space, and Mr. Jiwan was actively involved in developing Avant Credit’s strategy and capital markets efforts. Avant Credit has raised in excess of US$1 billion of funding since its inception in 2012, including having raised over US$300 million of equity from investors including Tiger Global, KKR and Peter Thiel. Forbes recently ranked Avant Credit as the 6th most promising company in America.

How We Will Identify Target Acquisitions

Our strategy is to leverage our executive leadership and entrepreneurial expertise, private equity investment experience and substantial network of entrepreneurs, corporate Chief Executive Officers and family-controlled business owners to identify and execute an attractive qualifying acquisition. We expect that our network will provide us with acquisition opportunities, of which many will be proprietary in nature. We believe acquisition opportunities could come from a number of sources:

•

The networks of Alignvest’s partners and employees. Alignvest’s partners and employees have a prominent profile within the Canadian business community, family-controlled businesses and global institutions. Alignvest also has advised and invested with or on behalf of several prominent high net worth families. These relationships may provide access to proprietary investment opportunities such as family- controlled businesses with founders who wish to partner with like-minded leaders and entrepreneurs to grow their businesses and access liquidity for their shareholdings.

•

The networks of the Corporation’s board members. Our board members include both seasoned senior investment professionals and current or former founders or Chief Executive Officers of major Canadian corporations who can draw upon their networks to source investment opportunities including transactions that may not otherwise be available such as corporate divestitures.

•

Investment opportunities identified through the pro-active searching of the Corporation’s team. We expect that Alignvest’s acquisition team will undertake to identify potential investment targets, and use Alignvest’s network to initiate contact with target companies’ senior executives, board members or owners to uncover proprietary investment opportunities.

•

Financial intermediaries such as investment bankers. Our and our Sponsor’s team have substantial experience and are well known in the Canadian financial community. We expect financial intermediaries will introduce us to companies that are for sale and/or may be searching for an investment partner.

The experience of our management team in leading, investing in and advising companies across a broad range of sectors has, in our view, provided us with insight into the key criteria and critical success factors for executing on successful acquisitions. Management has demonstrated the ability to create value in organizations across different stages of growth, which we believe will allow us to identify and evaluate investment opportunities, and to structure an attractive investment on behalf of our shareholders. Further, we believe our operating expertise will make us an attractive partner for sellers of businesses who would like to partner with us by keeping a substantial retained interest in the company following a qualifying acquisition.

We expect to concentrate our efforts on identifying and evaluating acquisitions that we believe will be compelling investment opportunities and where the Alignvest team has substantial leadership and/or investment expertise. We intend to concentrate on areas where we have strong access to deal flow from our networks, where we have a differentiated ability to evaluate and structure transactions based on our sector knowledge, and where our leadership experience is anticipated to allow us to add value after closing a qualifying acquisition. While we have not yet identified any particular industry for our qualifying acquisition, we do not expect to pursue any natural resources extraction investments.

Investment Criteria and Guidelines

Our management team intends to focus primarily on acquiring established companies and assets that we believe are fundamentally sound, and not start-up companies with speculative business plans or excessive leverage. We intend to focus primarily on acquiring companies with an estimated enterprise value of between $250 million and $1.25 billion.

We intend to employ a proactive acquisition targeting strategy that identifies potential acquisition targets that align with the Corporation’s investment objectives. Consistent with this strategy, we have identified the following general criteria and guidelines that we believe are important in evaluating prospective acquisition targets:

•

Operate in an attractive industry. We intend to target acquisitions that we believe will perform well over a long time horizon. Operating in an industry that has a solid long term growth outlook, and which we believe is well-positioned to benefit from demographic shifts and technological advancements, and is structured in a manner that will allow a target company to grow, is critical to long term performance.

•

Strong competitive position within their industries. We intend to focus on targets that have a leading, growing or niche market position in their respective industries and that exhibit strong fundamentals. We intend to evaluate each industry based on several factors including its growth characteristics, competitive landscape, profitability margins and sustainability. We also intend to analyze the strengths and weaknesses of target businesses relative to their competitors to seek to identify those best-positioned to grow market share and profitability. We intend to seek to acquire a business that demonstrates advantages when compared to its competitors, which may help to protect its market position and improve profitability.

•

Strong, experienced and well-aligned management teams. We believe that experienced, proven entrepreneurial managers working as a complementary team are a critical component to creating and sustaining long-term value. Further, we believe it is critical that management teams be properly aligned with shareholders. We intend to look for businesses that have management teams with proven track records for delivering top line growth and bottom line profits and that have a meaningful personal stake in the success of a business. In addition, in each situation we will assess opportunities to improve a target’s management team and to recruit additional talent through our extensive network of contacts.

•

Strong free cash flow generation and return on invested capital. We believe that industries and companies that produce and realize free-cash-flow (i.e. companies that typically generate cash in excess of that required to maintain or expand the business asset base) relative to the capital employed to generate such free-cash-flow are particularly attractive in the long-term. We believe that companies with strong historical and projected free-cash-flow generation have greater long- term flexibility to invest in growth and expansion, protect competitive positions, support low-cost and tax-efficient leverage in their capital structures, and return capital to shareholders.

•

Attractive return on investment relative to risk profile. We will seek to identify businesses that we believe are expected to offer an attractive risk-adjusted return on investment for our shareholders. Financial returns to our shareholders will be evaluated based on a company’s long- term growth potential weighed against the downside risks inherent in its business plan.

•

Strong public market support. We believe that the public equity markets are selective in their support of companies, and we intend to focus our efforts on industries and companies that we believe will generate short and long-term support from public equity investors. We intend to leverage our network and experience and the relationships of our Sponsor and to seek to ensure that an acquisition target will be well-positioned following our qualifying acquisition to attract public equity market interest.

•

Ability for Alignvest to add value. We believe that we have assembled a management team with a strong mix of leadership and investment expertise. We have the capacity to leverage the operational experience and financial acumen of our management team and our board of directors to focus on companies where we believe that our advice and stewardship through the investment structuring and post-acquisition phase will improve a target company’s performance and shareholder value following the acquisition.

•	Recent underperformance relative to capabilities. Companies underperform operationally and financially for various reasons, including due to cost mismanagement, weak relationships with organized labour groups, poorly strategized market positioning, capital investment misallocation, capital structure inefficiencies and/or ineffective management teams. We believe that, given our management team’s experience, we are well-positioned to identify potential investment situations where additional capital investment, effective sponsorship and board of directors’ supervision and, where appropriate, a new strategy or management team, could result in long-term improvements in operational and financial performance.

•	Opportunities for platform growth through acquisitions. We intend to seek to acquire one or more businesses or assets that we believe can grow both organically and through roll-up acquisitions. Our management team and our sponsor have experience in overseeing public companies that have grown substantially from their attractive initial asset base at the time of their initial public offering. We believe that a platform growth strategy is enhanced by being a publicly traded company with broader access to capital sources to facilitate investments and/or roll-up acquisitions.

•

Favourable transaction dynamic. We may target companies in situations which favour our structure as an acquirer of their business. These situations may include family-controlled private companies looking for an investment partner; entrepreneurs seeking capital and complementary skills and experience to grow their business; corporate carve-outs accessed through our network; assets seeking a Canadian initial public offering in a market where initial public offering demand is weak; and international companies with a Canadian nexus looking to take advantage of access to Canadian capital markets.

•

Benefit from being a public company in Canada. We intend to acquire a company that wil benefit from being publicly traded and that can be expected to effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company. Potential targets for instance may benefit from access to public company currency to incentivize management, execute acquisitions or effect roll-up strategies. Public company status may also enhance the terms on which the target can access the credit markets to capitalize its balance sheet and/or to finance potential acquisitions. Further, we believe the TSX is a supportive platform for middle-market businesses such as those in our targeted acquisition range. For instance, between January 1, 2013 and May 6, 2015, aggregate equity issuance by Canadian companies with a market capitalization between US$100 million and US$1.25 billion was approximately US$31.0 billion(1). For the same period, U.S.-based companies with equivalent market capitalizations raised US$98.4 billion(1), or approximately 3.2 times the amount raised by their Canadian counterparts. This contrasts to a ratio of 2014 gross domestic product between the U.S. and Canada of more than 9.7(2) times.

(1)	Source: Thomson One Analytics.
(2)	Source: IMF, World Economic Outlook Database. April 2015.

Subject to the TSX requirement that our qualifying acquisition must be with one or more target businesses that together have a fair market value equal to at least 80% of the assets held in the escrow account (excluding the deferred underwriting commissions and applicable taxes payable on interest and other amounts earned in the escrow account), our management will have flexibility in identifying and selecting one or more prospective target businesses. We will seek to acquire established and viable companies or assets that have demonstrated sound historical financial performance (and possibly that have their own succession issues) that could make us an attractive business opportunity. Although we are not restricted from doing so, we do not intend to acquire start-up companies. In evaluating a prospective target business, our management may consider a variety of factors, including one or more of the following:

•	financial condition and results of operations;

•	growth potential;

•	brand recognition and potential;

•	experience and skill of management and availability of key personnel;

•	capital requirements;

•	competitive position;

•	barriers to entry;

•	stage of development of products, processes or services;

•	existing distribution and potential for expansion;

•	degree of current or potential market acceptance of products, processes or services;

•	proprietary aspects of products and the extent of intellectual property or other protection for products or formulas;

•	impact of regulation on the business;

•	regulatory environment of the industry;

•	costs associated with effecting the qualifying acquisition;

•	industry leadership, sustainability of market share and attractiveness of market industries in which a target business participates; and

•	macro-competitive dynamics in the industry within which the company competes.

We intend to use these criteria and guidelines in evaluating acquisition opportunities, but we may decide to enter into the qualifying acquisition with a target business that does not meet any or all of these criteria and guidelines. Any evaluation relating to the merits of a particular qualifying acquisition may be based, to the extent relevant, on these general guidelines and/or other considerations, factors and criteria that our management and board of directors deem relevant at that time.

Investment screening and valuation analysis will be completed by our management team. The management team will use these general investment criteria mentioned along with any situation-specific considerations necessary to help guide their decision process and bring the most attractive transactions to the board of directors.

In evaluating a prospective target business, we expect to conduct a thorough due diligence review which will encompass, among other things, meetings with incumbent management and employees, document reviews, and inspection of facilities, as well as a review of financial and other information which is made available to us.

The time required to select and evaluate a target business and to structure and complete our qualifying acquisition, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a qualifying acquisition is not ultimately completed will result in our incurring costs, and will reduce the funds we can use to complete another qualifying acquisition.

Benefits of the Special Purpose Acquisition Corporation Structure

We believe that the benefits of the special purpose acquisition corporation structure include the following:

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Status as a public company. We believe that our structure will make us an attractive qualifying acquisition partner to target businesses. As an existing public company, we offer a target business an alternative to the traditional initial public offering or sale to private equity investors, through a merger or other business combination. In this situation, the owners of the target business may exchange their shares in the target business for our securities or for a combination of securities and cash, allowing us to tailor the consideration to the specific needs of the sellers. We believe target businesses might find this method a more certain and cost-effective method to becoming a public company than the typical initial public offering. In a typical initial public offering, there are additional expenses incurred in marketing, roadshow and public reporting efforts that will likely not be present to the same extent in connection with a qualifying acquisition with us. Furthermore, upon the closing of the qualifying acquisition, the target business will effectively become public, whereas an initial public offering is always subject to the underwriters’ ability to complete the offering, as well as general market conditions that could prevent the offering from occurring. Management believes that a merger with the Corporation may be less disruptive to a target business and its employees than a traditional initial public offering. Once public, we believe the target business would then have greater access to capital and an additional means of providing management incentives (consistent with shareholders’ interests) than it would have as a privately- held company. It can offer further benefits by augmenting a company’s profile among potential new customers and vendors and aid in attracting talented employees. While we believe that our status as a public company will make us an attractive business partner, some potential target businesses may view the inherent limitations in our status as a special purpose acquisition corporation and may prefer to effect a qualifying acquisition with a more established entity or with a private company, undertake a transaction with an entity offering operating synergies or effect a traditional initial public offering.

•

Financial position and transaction flexibility. With the Initial Escrow Amount, we offer a target business a variety of options such as providing the target business owners with cash or securities in a public company and a public means to sell such securities, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt. Because we are able to consummate our initial qualifying acquisition using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and its current owners’ desires. We intend on being prudent with the use of leverage to effect the qualifying acquisition. Since we have no specific qualifying acquisition under consideration, we have not taken any steps to secure third party financing, and there can be no assurance that it will be available to us.

•

An improved approach to private equity. We believe that our structure may provide investors with access to an investment opportunity with many of the advantages of private equity investments, however with improved terms and better alignment with our Sponsor than under traditional private equity fund structures. Similar to a private equity fund, investors will benefit from an experienced, professional management team to identify, assess and structure an attractive acquisition, employing extensive due diligence on investment opportunities. However, investors may benefit from several advantages over investing in a committed private equity fund. Firstly, investors have the opportunity to choose whether to participate in the qualifying transaction or to redeem their shares. This provides investors the ability to make their own assessment of a transaction, rather than investing in a blind pool. Secondly, investors’ shares and warrants are anticipated to be liquid, tradable securities, allowing investors access to liquidity if required. Thirdly, unlike a private equity commitment, investors pay no management fee to a sponsor. The Sponsor bears the full financial burden of sourcing a deal and risks substantial capital in the event no qualifying acquisition is made.

QUALIFYING ACQUISITION

General

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time following this Offering. While we intend to focus on operating businesses that have their primary operations located in Canada, our efforts to identify a target business will not be limited to a particular geographic region, and we may pursue an acquisition opportunity in any business industry or sector. We intend to effectuate our qualifying acquisition using the cash proceeds from (i) the escrow account after redemptions, taxes and permitted expenses; (ii) the portion of the sales of the Class B Units not placed in the escrow account (in the estimated amount of $825,000), and (iii) the $25,000 of initial proceeds to be raised prior to the Closing, or our shares, or debt, or a combination of these as the consideration to be paid in our qualifying acquisition. Accordingly, investors in this Offering are investing without first having an opportunity to evaluate the specific merits or risks of any one or more qualifying acquisitions. A qualifying acquisition may involve the acquisition of, or merger with, a company which does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various applicable securities laws. While we may seek to effect simultaneous qualifying acquisitions with more than one target business, we will probably have the ability, as a result of our limited cash resources, to effect only a single qualifying acquisition.

We have not identified any qualifying acquisition target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any prospective qualifying acquisition target. As a result, we cannot assure investors that we will be able to locate a target business or that we will be able to engage in a qualifying acquisition with a target business on favourable terms or at all.

We will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition target. Accordingly, there is no basis for investors in this Offering to evaluate the possible merits or risks of the target business with which we may ultimately complete a qualifying acquisition.

Sources of Target Businesses

Alignvest’s team has an extensive network of business contacts that we believe will generate attractive and, wherever possible, proprietary investment opportunities. Alignvest’s partners have developed a substantial network that includes corporate management and boards, entrepreneurs, family business owners, governments, financial sponsors, and financial intermediaries such as investment bankers. We believe these contacts will allow us to evaluate a wide range of potential investments.

We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, legal and accounting firms, private equity groups, leveraged buyout funds, management buyout funds and other members of the financial community. Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources also may introduce us to target businesses in which they think we may be interested on an unsolicited basis, since many of these sources will have read this prospectus and know what types of businesses we are targeting. The Underwriters, our Sponsor and our officers and directors, as well as their affiliates and associates, also may bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. In addition, we expect to receive a number of deal flow opportunities that would not otherwise necessarily be available to us as a result of the business relationships of our officers and directors. While we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, we may engage these firms or other individuals in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. We will engage a finder only to the extent our management determines that the use of a finder may bring opportunities to us that may not otherwise be available to us or if finders approach us on an unsolicited basis with a potential transaction that our management determines is in our interest to pursue. Payment of finder’s fees is customarily tied to completion of a transaction.

Permitted Timeline Extension

We have 21 months from the Closing to consummate a qualifying acquisition (or 24 months from the Closing if we have executed a letter of intent, agreement in principle or definitive agreement for a qualifying acquisition within 21 months from the Closing).

If our management believes that we need an extension of the Permitted Timeline in order to successfully execute a qualifying acquisition, the Corporation will hold a meeting of holders of Class A Restricted Voting Shares and seek approval by ordinary resolution of only the holders of the Class A Restricted Voting Shares. Assuming a meeting of holders of Class A Restricted Voting Shares is called and the requisite Class A Restricted Voting Shares approval is obtained, holders of Class A Restricted Voting Shares would be permitted to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to the second business day before the meeting, with effect, and subject to applicable law, immediately prior to the date that an extension to the Permitted Timeline takes effect. See “Description of Securities - Class A Restricted Voting Shares and Class B Shares” for a description of the amount redeeming holders of Class A Restricted Voting Shares would be entitled to receive. TSX approval may also be required. Holders of Class A Restricted Voting Shares will be given not less than 21 days’ notice of the meeting and of the redemption deadline. Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares pursuant to the redemption right. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

Minimum Fair Market Value of Qualifying Acquisition

Absent TSX exemptive relief, the fair market value of our qualifying acquisition (or the aggregate fair market value of our combined qualifying acquisitions, if there is more than one, all of which must be completed concurrently) must not be less than 80% of the assets held in the escrow account (excluding the deferred underwriting commissions and applicable taxes payable on interest and other amounts earned in the escrow account). Immediately following this Offering, this amount would be equal to $96,500,000 (or $110,975,000 if the Over- Allotment Option is exercised in full). The fair market value of the target business will be determined by our board of directors based upon one or more valuation methods generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and book value). Where the qualifying acquisition is comprised of more than one acquisition, and multiple acquisitions are required to satisfy the aggregate fair market value of a qualifying acquisition, these acquisitions are expected to close concurrently and would be subject to the same vote at the Shareholders Meeting.

Cash deficiencies, including as a result of redemptions, may result in the inability of the Corporation to complete a qualifying acquisition despite shareholder approval thereof. In the event that the amount required to be paid to holders of Class A Restricted Voting Shares to be redeemed in connection with a vote on the qualifying acquisition would exceed the additional financing obtained by the Corporation to offset the redemption amount (especially where the proposed qualifying acquisition contains a minimum cash balance condition as a condition to closing), the Corporation may consider offering additional shares to the vendor of the target company, such that the cash that would otherwise be payable to the vendor that is needed to redeem the shares is replaced with additional shares issued to the vendor. In addition, holders of Class A Restricted Voting Shares that would otherwise intend to redeem their shares may (including for tax reasons) prefer to sell their shares in the market, and the Corporation may also pursue debt financing, as further described in this prospectus, all of which may reduce the likelihood of any cash deficiencies at the time of the qualifying acquisition.

Lack of Business Diversification

For an indefinite period of time after the completion of our qualifying acquisition, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete acquisitions with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our qualifying acquisition with only a single entity, our lack of diversification may subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial qualifying acquisition, and cause us to depend on the marketing and sale of a single product or limited number of products or services.

Limited Ability to Evaluate the Target’s Management Team

Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our qualifying acquisition with that business, our assessment of the target’s management may not prove to be correct. The future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. Consequently, members of our management team may not become a part of the target’s management team, and the future management may not have the necessary skills, qualifications or abilities to manage a public company. Further, it is also not certain whether one or more of our directors will remain associated in some capacity with us following our qualifying acquisition. Moreover, members of our management team may not have significant experience or knowledge relating to the operations of the particular target business. Our personnel may not remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our qualifying acquisition.

Following our qualifying acquisition, we may seek to recruit additional managers to supplement the incumbent management of the target business. We may not have the ability to recruit additional managers, or such additional managers may not have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Shareholders Meeting to Approve Qualifying Acquisition and Potentially Different Economic Interests

In connection with any proposed qualifying acquisition, we will seek shareholder approval at the Shareholders Meeting called for such purpose. Our management and board of directors do not intend to put forward a target business candidate or prospective qualifying acquisition for shareholder approval unless our Sponsor has agreed in advance to vote all of its shares then held, being its respective Founder Shares, Class B Shares (forming part of the Class B Units) and any Class A Restricted Voting Shares purchased during or after the Offering, in favour of the qualifying acquisition. Our qualifying acquisition must be approved by (i) a majority of the votes cast by all shareholders (including holders of Class A Restricted Voting Shares and holders of Class B Shares, being our Founders (including our Sponsor)), voting together as if they were a single class of shares, and (ii) a majority of the directors unrelated to the qualifying acquisition. Holders of Warrants are excluded from voting as shareholders in respect of the proposed qualifying acquisition.

Prior to the Closing, the Founders will have purchased the Founders’ Shares, being 3,722,969 Class B Shares, which includes up to a maximum of 480,469 Over-Allotment Forfeitable Founders’ Shares subject to forfeiture without compensation depending on the extent to which the Over-Allotment Option is exercised. These Founders’ Shares will be purchased for an aggregate price of $25,000, or approximately $0.0067 per Founders’ Share, or $0.0077 per Founders’ Share if the Over-Allotment Option is not exercised, and the number of Founders’ Shares were determined based on the expectation that the Founders’ Shares would represent 20% of the issued and outstanding shares immediately following completion of this Offering (including all Class A Restricted Voting Shares and Class B Shares, but assuming no exercise of Warrants). In addition, our Founders intend to purchase an aggregate of 470,000 Class B Units (assuming no Over-Allotment Option is exercised) at a price of $10.00 per Class B Unit (for aggregate proceeds of $4,700,000) that will occur simultaneously with the Closing.

Our Founders will have economic interests in the qualifying acquisition that may differ as compared to those of holders of Class A Restricted Voting Shares, given that, among other things, prior to the Closing, each of our Founders (including our Sponsor) will agree to certain transfer and forfeiture restrictions in respect of its Founders’ Shares and its Class B Units (or any of its Class B Shares or Warrants underlying its Class B Units), as further described under “Description of Securities - Founders’ Shares and Class B Units”. Given that our Founders have at least an aggregate 22.90% voting interest (assuming no exercise of the Over-Allotment Option) and an aggregate 22.78% voting interest (assuming exercise of the Over-Allotment Option in full), they have the potential ability to influence the voting for the qualifying acquisition. However, if the qualifying acquisition involves a related party, the transaction may be subject to the minority shareholder protections of MI 61-101, which would, in certain circumstances, require approval by minority shareholders and/or an independent valuation.

Our officers, directors, Sponsor or their affiliates may purchase Class A Restricted Voting Units pursuant to, or following, this Offering. Any Class A Restricted Voting Shares acquired by such persons or entities, however, for investment or other purposes, may be entitled to be voted in the Shareholders Meeting.

Information regarding the qualifying acquisition, the resulting business post-qualifying acquisition and the Shareholders Meeting will be made available to shareholders in an information circular prepared by our management. Such information circular will contain prospectus level disclosure of the resulting issuer assuming completion of the qualifying acquisition and will be subject to the review of the TSX. In connection with a qualifying acquisition, the Corporation will also be required to prepare and file with applicable securities regulatory authorities a prospectus containing disclosure regarding the Corporation and its proposed qualifying acquisition, and the final prospectus must be receipted by the applicable securities regulatory authorities prior to the mailing of such information circular. This prospectus would be either a non-offering prospectus or provide for the issuance of securities required in connection with the completion of the qualifying acquisition. Any such financing would not affect amounts held in the escrow account or amounts to be distributed to holders of the Class A Restricted Voting Shares therefrom. Although we intend to focus our search for target businesses that operate in North America and specifically those that operate or have specific ties to Canada, in the event that the Corporation proposes to acquire a target business that operates or has significant businesses in another jurisdiction, including in an emerging market, additional securities regulatory requirements may apply, and any such transaction may warrant additional review and scrutiny of the applicable securities regulatory authorities. In connection with the qualifying acquisition, we expect that the information circular would be provided to the TSX at or about the same time as the filing of the preliminary prospectus referred to above with the applicable securities regulatory authorities.

Initial Listing Requirements

Unless exempted by the TSX, the reporting issuer resulting from our qualifying acquisition must satisfy the initial listing requirements of the designated stock exchange (likely the TSX), as prescribed under the applicable policies of the TSX or such designated stock exchange.

TSX Escrow Policy

Upon completion of the qualifying acquisition, it is expected that the resulting issuer will be subject to the TSX’s escrow policy, and that the securities held by the founders of such resulting issuer, which may include the Founders’ Shares or securities issued to the Founders in connection with the completion of the qualifying acquisition, would be released from an escrow account that would restrict their disposition as follows:

On the closing date of the qualifying acquisition	1/10 of the founding securities

6 months after the closing date of the qualifying	1/3 of the remaining founding securities
acquisition

12 months after the closing date of the qualifying	1/2 of the remaining founding securities
acquisition

18 months after the closing date of the qualifying	the remaining founding securities
acquisition

Redemption Rights on Qualifying Acquisition

In conjunction with the Shareholders Meeting to be held for our qualifying acquisition, we will provide holders of our Class A Restricted Voting Shares, whether they vote for or against, or do not vote on, the qualifying acquisition, with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares, provided that they deposit their shares for redemption prior to the second business day before the Shareholders Meeting. Immediately prior to the closing of our qualifying acquisition, and subject to applicable law, we will be required to redeem such Class A Restricted Voting Shares for an amount per share, payable in cash, equal to the pro-rata portion of: (A) the escrowed funds available in the escrow account at the time of the Shareholders Meeting, including interest and other amounts earned thereon, less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation, subject to the limitations described in this prospectus. For greater certainty, such amount will not be reduced by the amount of any tax of the Corporation under Part VI.1 of the Tax Act or the deferred underwriting commissions per Class A Restricted Voting Share held in escrow. Holders of Class A Restricted Voting Shares will be given not less than 21 days’ notice of the Shareholders Meeting and of the redemption deadline. Participants through CDS may have earlier deadlines for accepting deposits of Class A Restricted Voting Shares pursuant to the redemption right. If a CDS participant’s deadline is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

The amount in the escrow account will initially be $10.00 per Class A Restricted Voting Unit. Based on the initial $125,000,000 placed in escrow (and assuming no exercise of the Over-Allotment Option), an interest rate of 0.65% per annum and current income tax rates, if the escrow account remains in place over the next 21 months (and no qualifying acquisition has been completed), the cash held in escrow is expected to grow from the initial $10.00 per Class A Restricted Voting Unit sold to the public to approximately $10.11 per Class A Restricted Voting Share, before applicable taxes and other permitted deductions. For greater certainty, following the closing of our qualifying acquisition, we will use a portion of the balance of the non-redeemed shares’ portion of the escrow account (less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) (subject to availability, failing which any shortfall shall be made up from other sources) to pay the Underwriters their deferred underwriting commissions. The per share amount we will distribute to holders of Class A Restricted Voting Shares who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the Underwriters.

Following any redemption, each of the remaining Class A Restricted Voting Shares would then be automatically converted immediately following closing of the qualifying acquisition into one Class B Share, and the residual escrow account balance would be available to the Corporation to pay tax liabilities on amounts earned on the escrowed funds, to pay the Underwriters their deferred underwriting commissions, and to otherwise use at its discretion, in accordance with the Escrow Agreement.

Notwithstanding the foregoing redemption rights, each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the Closing. This limitation will not apply in the event a qualifying acquisition does not occur within the Permitted Timeline, or in the event of an extension to the Permitted Timeline. Such shareholders would still be entitled to vote all Class A Restricted Voting Shares owned by them in respect a proposed qualifying acquisition. By its election to redeem, each registered holder (other than CDS) and each beneficial holder of Class A Restricted Voting Shares shall be required to represent or shall be deemed to have represented to the Corporation that, together with any affiliate of such holder and any other person with whom such holder or affiliate is acting jointly or in concert, it is not redeeming Class A Restricted Voting Shares with respect to more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the Closing.

We believe that this restriction will discourage shareholders from accumulating large blocks of shares and subsequently attempting to use their ability to exercise their redemption rights against a proposed qualifying acquisition as a means to force us or our management to engage in inappropriate transactions. Absent this provision, a holder of Class A Restricted Voting Shares holding more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following this Offering could threaten to exercise its redemption rights if such holder is not otherwise satisfied with the qualifying acquisition. By limiting our shareholders’ ability to redeem more than 15% of the number of Class A Restricted Voting Shares issued and outstanding following this Offering, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete a qualifying acquisition that is favoured by our other shareholders, and particularly in connection with a qualifying acquisition with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash available at the time of closing. However, we would not be restricting our shareholders’ ability to vote all of their shares for or against our qualifying acquisition.

Our articles (which, among other things, provide for the various redemption rights of holders of Class A Restricted Voting Shares) may only be amended by a special resolution, which would require 66 2/3% of votes cast to be voted in favour of the proposed amendment. The Corporation has agreed with the Joint Book-Runners, on their own behalf and on behalf of the Underwriters, that it will not propose any amendments to the articles prior to the closing of a qualifying acquisition which would materially adversely affect the redemption rights of the holders of Class A Restricted Voting Shares unless it has first amended the Escrow Agreement to provide holders of Class A Restricted Voting Shares with redemption rights, should such amendment of the articles proceed, that are substantially equivalent to the redemption rights that would apply to redemption on the extension of the Permitted Timeline. In addition, TSX consent to any such amendments would be required, which the Corporation does not believe would be likely to be obtained. The consent of the Joint Book-Runners and the Escrow Agent would also be required. Accordingly, any such amendments are considered extremely unlikely.

Automatic Redemption if No Qualifying Acquisition

If we are unable to consummate a qualifying acquisition within the Permitted Timeline, we will be required to redeem, as promptly as reasonably possible, on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline), each of the outstanding Class A Restricted Voting Shares. See “Description of Securities - Class A Restricted Voting Shares and Class B Shares” for a description of the amount redeeming holders of Class A Restricted Voting Shares would be entitled to receive. Such redemption will completely extinguish the rights of holders of Class A Restricted Voting Shares as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law. At such time, the Warrants will expire; holders of Warrants will receive nothing upon a liquidation with respect to such Warrants and the Warrants will be worthless.

Our Founders will not be entitled to redeem the Founders’ Shares in connection with a qualifying acquisition or entitled to access the escrow account upon our Winding-Up. In addition, our Founders will not be entitled to redeem their Class B Units (including their underlying securities) in connection with the qualifying acquisition or entitled to access the escrow account upon our Winding-Up. Our Founders (including our Sponsor) will, however, be entitled to redeem any Class A Restricted Voting Shares they may acquire pursuant to or following this Offering.

The Underwriters will have no right to their deferred underwriting commissions held in the escrow account in connection with our Winding-Up.

USE OF PROCEEDS

We estimate that the net proceeds of the sale of the Class A Restricted Voting Units to the public, as well as the net proceeds of the sale of the Class B Units to our Founders or their affiliates, $125,000,000 of which (assuming no exercise of the Over-Allotment Option) will be deposited into the escrow account, will be used as set forth in the following table.

This preliminary prospectus assumes (i) an offering size of $125,000,000 worth of Class A Restricted Voting Units ($143,750,000 in the event the Over-Allotment Option is fully exercised), (ii) the subscription by our Founders for $4,700,000 worth of Class B Units ($5,168,750 in the event the Over-Allotment Option is fully exercised), and (iii) the prior issuance of 3,242,500 Founders’ Shares (assuming no exercise of the Over-Allotment Option and thus the forfeiture of the maximum of 480,469 Over-Allotment Forfeitable Founders’ Shares subject to forfeiture; however, the 3,242,500 Founders’ Shares would increase up to a maximum of 3,722,969 to the extent the Over-Allotment Option is fully exercised). Should those numbers change, proportionate or other changes, as applicable, will be made to the final prospectus reflecting changes to the Offering including size of the over-allotment, subscriptions by our Founders for Class B Units and purchases by our Founders of the Founders’ Shares, including the Over-Allotment Forfeitable Founders’ Shares. Our Founders have also advised that if the Over-Allotment Option is exercised by the Underwriters, they intend to purchase from us additional Class B Units (up to an aggregate maximum of 46,875 additional Class B Units) at a price of $10.00 per Class B Unit, in an amount such that the gross proceeds from the sale of such Class B Units is equal to the total upfront underwriting commissions payable on the additional Class A Restricted Voting Units purchased by the Underwriters pursuant to their exercise of the Over-Allotment Option. This prospectus also qualifies the Class B Units being offered only to our Founders at an offering price of $10.00 per Class B Unit, including the Class B Shares and the Warrants underlying the Class B Units.

	Without	With
	Over-Allotment	Over-Allotment
	Option	Option
Gross Proceeds

Gross Proceeds from Class A Restricted Voting Units offered to public	$125,000,000	$143,750,000

Gross proceeds from Class B Units offered to our Founders	$4,700,000	$5,168,750

Total gross proceeds	$129,700,000	$148,918,750

Offering Expenses(1)

Offering Expenses	$750,000	$750,000

Underwriting commissions (2.5% upfront)(2)	$3,125,000	$3,593,750

Total Offering Expenses (other than deferred underwriting commissions)	$3,875,000	$4,343,750

Net Proceeds after Offering Expenses	125,825,000	144,575,000

Held in Escrow Account	$125,000,000	$143,750,000

% of proceeds of the Offering	100.0%	100.0%

$ per Class A Restricted Voting Unit	$10.00	$10.00

Not held in Escrow	$825,000	$825,000

The following table shows the expected use of the approximately $825,000 of net proceeds not held in the escrow account (which, for greater certainty, does not include the $25,000 of initial proceeds from the Founders’ Shares issued to the Founders).

Anticipated Use of Net Proceeds not Held in Escrow(3)		Percentage
		(Approximate)
Legal, accounting, due diligence, travel, and other expenses in connection with sourcing qualifying acquisition	$400,000	48%
Legal and accounting fees related to public vehicle	80,000	10%
Ongoing listing fees and regulatory fees	90,000	11%
Payment for office space, administrative and support services	210,000	25%
Other miscellaneous expenses	45,000	6%
Total	$825,000	100%

(1)	In the event that offering expenses are less than set forth in this table, any such amounts will be used for post-Closing general ongoing expenses.

(2)

An underwriting commission equal to up to $7,500,000 or 6.0% of the gross proceeds of the Class A Restricted Voting Units sold under this Offering will be payable to the Underwriters. $0.350 per Class A Restricted Voting Unit or $4,375,000 in the aggregate (or $5,031,250 if the Over-Allotment Option is exercised in full), representing approximately 58.33% of the Underwriters’ commission, will be deposited with the Escrow Agent in the escrow account at a Canadian chartered bank or subsidiary thereof, in accordance with the Escrow Agreement, and released to the Underwriters only upon completion of our qualifying acquisition. Upon the closing of our qualifying acquisition, such $4,375,000 in deferred underwriting commissions (or $5,031,250 if the Over-Allotment Option is exercised in full) will be payable to the Underwriters from the funds held in the escrow account.

(3)

These expenses are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth herein. For example, we may incur greater legal and accounting expenses than our current estimates in connection with negotiating and structuring our qualifying acquisition based upon the level of complexity of such transaction. In the event we identify an acquisition target in a specific industry subject to specific regulations, we may incur additional expenses associated with legal due diligence and the engagement of special legal counsel. In addition, our staffing needs may vary and as a result, we may engage a number of consultants to assist with legal and financial due diligence. In the event that our assumptions prove to be inaccurate, we may re-allocate some of such proceeds within the above described categories. To the extent that we require additional funding for general ongoing expenses or in connection with our qualifying acquisition, subject to TSX consent, we may obtain unsecured loans from our Sponsor and/or its affiliates, as further described in this prospectus under “Use of Proceeds – Additional Funding”, or we may conduct a rights offering in respect of shares, in accordance with the requirements of applicable securities legislation and subject to the consent of the Joint Book-Runners, on behalf of the Underwriters, if applicable, and also subject to placing the required funds raised in the escrow account in accordance with applicable TSX rules. The Corporation would not undertake a rights offering unless the amount per share deposited into the escrow account in connection therewith was at least equal to the per share amount of the escrow funds then on deposit in the escrow account, including any interest and other amounts earned thereon (net of any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account).

While TSX rules require that no less than 90% of the gross proceeds raised in this Offering, including at least 50% of the Underwriters’ commission, be placed in an escrow account, the Corporation intends to deposit proceeds into the escrow account to ensure that the post-Offering escrow account equals 100% of the gross proceeds raised in this Offering. Upon the Closing, the Initial Escrow Amount will be held by Computershare Trust Company of Canada, as Escrow Agent, in an escrow account at a Canadian chartered bank or subsidiary thereof, in accordance with the Escrow Agreement. The Initial Escrow Amount includes $4,375,000 (or $5,031,250 if the Over-Allotment Option is exercised in full) in deferred underwriting commissions.

The Initial Escrow Amount and any other amounts deposited in the escrow account will be required to be invested only in short-term Canadian government securities with a maturity of 180 days or less, as determined by the Corporation from time to time, and for greater certainty, will not be invested in government agency securities.

Based on the Initial Escrow Amount of $10.00 per Class A Restricted Voting Unit sold to the public, and assuming 0.65% per annum Canadian Government short-term interest rates and current income tax rates, the Corporation expects the escrow account to generate approximately $1.43 million of interest over the next 21 months following the Closing. Based on the same assumptions, the Corporation also expects that the cash held in escrow will grow from the initial $10.00 per Class A Restricted Voting Unit sold to the public to approximately $10.11 per Class A Restricted Voting Share, before applicable taxes and other permitted deductions. For greater certainty, following the closing of our qualifying acquisition, we will use a portion of the balance of the non-redeemed shares’ portion of the escrow account (less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) (subject to availability, failing which any shortfall shall be made up from other sources) to pay the Underwriters their deferred underwriting commissions. The per share amount we will distribute to holders of Class A Restricted Voting Shares who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the Underwriters.

The escrowed funds will be held following the Closing to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a qualifying acquisition or an extension to the Permitted Timeline, or in the event a qualifying acquisition does not occur within the Permitted Timeline), (ii) fund the qualifying acquisition with the net proceeds following payment of any such redemptions and deferred underwriting commissions, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned thereon, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commissions in the amount of $4,375,000 (or $5,031,250 if the Over-Allotment Option is exercised in full), which (subject to availability, failing which any shortfall shall be made up from other sources) will be payable by the Corporation to the Underwriters upon the closing of our qualifying acquisition.

Subject to applicable law, none of the funds held in the escrow account will be released from the escrow account until the earliest of: (i) the closing of our qualifying acquisition within the Permitted Timeline; (ii) a redemption (on the closing of a qualifying acquisition or on an extension of the Permitted Timeline, each as provided herein) of, or an automatic redemption of, Class A Restricted Voting Shares; (iii) a winding-up of the Corporation; and (iv) the requirement of the Corporation to pay taxes on the interest or certain other amounts earned on the escrowed funds (including, if applicable, as described herein, under Part VI.1 of the Tax Act arising in connection with the redemption of the Class A Restricted Voting Shares), and for payment of certain expenses. For greater certainty, the aggregate $25,000 of initial proceeds from the Founders’ Shares to be issued to the Founders prior to the Closing, and any other net proceeds of the sale of Class B Units to our Founders, will not be held in escrow and may be used to fund our general ongoing expenses.

The net proceeds held in the escrow account may be used as consideration to fund expenses in connection with the qualifying acquisition and to pay the sellers of a target business with which we ultimately complete our qualifying acquisition. Although we believe that the net proceeds of this Offering will be sufficient to allow us to consummate our qualifying acquisition, since we have not yet identified any prospective target business, we cannot ascertain the capital requirements, if any, for any particular transaction or the sources of such potential financing. Such financing may not be available on acceptable terms, if at all. To the extent additional financing proves to be unavailable or insufficient when needed to consummate our qualifying acquisition, we would be compelled to either seek additional financing, restructure the transaction or abandon that particular qualifying acquisition and seek an alternative target business candidate. To the extent that our share capital is used in whole or in part as consideration to effect our qualifying acquisition, the proceeds held in the escrow account which are not used to consummate our qualifying acquisition will be disbursed to the Corporation and will, along with any other amounts not expended, be used to fund general ongoing expenses. Such funds could be used in a variety of ways, including continuing or expanding the post-qualifying acquisition entity’s operations, for strategic acquisitions by such new entity, for payment of dividends, and for marketing, research and development of existing or new products, or for other purposes.

The remaining net proceeds of the sale of the Class B Units not placed in escrow are expected to be used to pay the expenses of this Offering, and be used towards general ongoing expenses and funding the identification and completion of a qualifying acquisition.

We believe that amounts not held in escrow will be sufficient to pay the costs and expenses to which such proceeds are allocated. This belief is based on the fact that, while we may begin preliminary due diligence of a target business in connection with an indication of interest, we intend to undertake in-depth due diligence, depending on our then resources and the circumstances of the relevant prospective acquisition, only after we have negotiated and signed a letter of intent or other preliminary agreement that addresses the terms of our qualifying acquisition. However, if our estimate of the costs of undertaking in-depth due diligence and negotiating our initial qualifying acquisition is less than the actual amount necessary to do so, we may be required to raise additional capital, and, if so, we could seek such additional capital through unsecured loans from our Sponsor and/or its affiliates, or we may also obtain such funding through a rights offering in respect of shares available to our shareholders, as described in greater detail under “Use of Proceeds – Additional Funding”.

If we were to expend all of the net proceeds of this Offering, other than the proceeds deposited in the escrow account, and without taking into account interest, if any, earned on the escrow account, permitted expenses or taxes, the per share redemption amount received by holders of our Class A Restricted Voting Shares upon a redemption would be approximately $10.00. The proceeds deposited in the escrow account could, however, become subject to the claims of our creditors which would have higher priority than the claims of holders of our Class A Restricted Voting Shares. We cannot assure investors that the actual per share redemption amount received by holders of Class A Restricted Voting Shares will not be substantially less than $10.00. See “Description of Securities – Make Whole Covenants”.

We have entered into an administrative services agreement pursuant to which we will pay our Sponsor a total of $10,000 (plus applicable taxes) per month, for an initial term of 21 months, subject to possible extension, for office space, utilities and administrative support. Upon completion of our qualifying acquisition, we will cease paying these monthly fees.

A holder of Class A Restricted Voting Shares will be entitled to be paid by us from funds we receive from the escrow account only upon the earliest to occur of: (i) the closing of our qualifying acquisition, whether such holder of Class A Restricted Voting Shares voted for or against, or did not vote on, the qualifying acquisition at the Shareholders Meeting called to approved such acquisition, and only in connection with those shares that such shareholder properly elected to redeem, subject to the limitations described herein; (ii) a redemption upon an extension of the Permitted Timeline; (iii) a winding-up of the Corporation; or (iv) if we are unable to consummate a qualifying acquisition within the Permitted Timeline, the redemption by the Corporation of the Class A Restricted Voting Shares on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline). In no other circumstance will a holder of Class A Restricted Voting Shares have any right or interest of any kind to or in the escrow account.

The holders of the Founders’ Shares and Class B Units (including the underlying Class B Shares and Warrants) have no access to the escrow account prior to or following the closing of our qualifying acquisition.

If we fail to complete our qualifying acquisition within the Permitted Timeline or seek an extension to the Permitted Timeline, our Founders will be entitled to redeem any Class A Restricted Voting Shares they are holding as a result of purchases made during or following this Offering.

Additional Funding

In order to assist in paying expenses or costs related to a qualifying acquisition, the Corporation may be funded by unsecured loans from our Sponsor and/or its affiliates, the amount, availability and cost of which is currently unascertainable. These loans would be expected to bear interest at no more than the prime rate plus 1%, unless otherwise agreed to by the TSX. The lender under the loans would not have recourse against the escrowed funds, and thus the loans would not reduce the value thereof. Such loans will collectively be subject to a maximum principal amount of $1,000,000 in the aggregate, and will be repayable in cash following the closing of the qualifying acquisition, unless otherwise approved by the TSX in each case. Such loans may only be convertible into shares and/or Warrants in connection with the closing of a qualifying acquisition, subject to TSX consent.

Subject to any relief granted by the TSX, the Corporation may also seek to raise additional funds prior to completion of its qualifying acquisition through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation and subject to the consent of the Joint Book-Runners, on behalf of the Underwriters, if applicable, and also subject to placing the required funds raised in the escrow account in accordance with applicable TSX rules. The Corporation would not undertake a rights offering unless the amount per share deposited into the escrow account in connection therewith was at least equal to the per share amount of the escrow funds then on deposit in the escrow account, including any interest and other amounts earned thereon (net of any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account).

DIVIDEND POLICY

We have not paid any cash dividends on our shares to date. Class A Restricted Voting Shares and Class B Shares would be entitled to dividends on an equal per share basis, if, as and when declared by the board of directors of the Corporation. However, we do not intend to declare or pay any cash dividends prior to the completion of our qualifying acquisition. The payment of cash dividends in the future following the completion of our qualifying acquisition will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be at the discretion of our existing board of directors at that time.

DILUTION

The difference between the public offering price per Class A Restricted Voting Share, assuming no value is attributed to the Warrants included in the Class A Restricted Voting Units being offered pursuant to this prospectus, and the projected net tangible book value per Class A Restricted Voting Share after giving effect to this Offering, constitutes the dilution to public investors in this Offering. Such calculation does not reflect any dilution associated with the sale and exercise of Warrants, which would cause the actual dilution to our shareholders to be higher. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities (including the value of Class A Restricted Voting Shares which may be redeemed for cash), by the number of outstanding shares, as set forth below.

The net tangible book value (assuming no exercise of the Over-Allotment Option) was calculated as follows (in thousands):

Estimated total assets after the Closing, less	$ •
Estimated liabilities (excluding redemption value of Class A Restricted Voting Shares)(1) , less	$ •
Redemption value of Class A Restricted Voting Shares	$ •
= Net tangible assets after the Closing	$ •

(1)	Represents deferred underwriting commissions payable only upon completion of our qualifying acquisition.

The following table sets forth information with respect to our Founders and holders of Class A Restricted Voting Shares (assuming the raising of $125,000,000 from the offering of our Class A Restricted Voting Units) of the total number and percentage of purchased shares and total consideration paid, as well as the respective average price per share:

	Total purchased shares(1)			Total consideration			Average
price
	Number	Percentage		Amount	%		per share(1)
Founders	•	• %	$	•	• %	$	•

Public Shareholders	•	• %	$	•	• %	$	•

Total	•	• %	$	•	• %

(1)

Assumes that the Over-Allotment Option has not been exercised and thus the 480,469 Over-Allotment Forfeitable Founders’ Shares owned by the Founders have been forfeited. For purposes of this table, all Warrant values have been attributed to the applicable shares.

PLAN OF DISTRIBUTION

General

Pursuant to the Underwriting Agreement we have entered into with our Sponsor and the Underwriters, we have agreed to sell and the Underwriters have severally agreed to purchase on the Closing, an aggregate of 12,500,000 Class A Restricted Voting Units (consisting of one Class A Restricted Voting Share and one-half of a Warrant) at a purchase price of $10.00 per Class A Restricted Voting Unit, payable in cash to us against delivery of the Class A Restricted Voting Units. Closing is expected to take place on or about •, 2015, or such other date as we and the Underwriters may agree, but in any event no later than •, 2015 (subject to any termination right pursuant to the terms and conditions of the Underwriting Agreement). The Underwriters are acting severally and not jointly (and not jointly and severally) in performing their respective obligations under the Underwriting Agreement, which obligations are conditional and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain events. The Underwriters are, however, severally obligated to take up and pay for all of the Class A Restricted Voting Units that they have agreed to purchase if any of the Class A Restricted Voting Units are purchased under the Underwriting Agreement.

There is currently no market through which the Class A Restricted Voting Units may be sold. The offering price of the Class A Restricted Voting Units has been determined by negotiation between us and the Underwriters.

In consideration for their services in connection with this Offering, we have agreed to pay the Underwriters a commission equal to up to $7,500,000 or 6.0% of the gross proceeds of the Class A Restricted Voting Units sold under this Offering, plus applicable taxes (if any). $0.350 per Class A Restricted Voting Unit or $4,375,000 in the aggregate (or $5,031,250 if the Over-Allotment Option is exercised in full), representing approximately 58.33% of the Underwriters’ commission, will be deposited with the Escrow Agent in the escrow account at a Canadian chartered bank or subsidiary thereof, in accordance with the Escrow Agreement, and released to the Underwriters only upon completion of our qualifying acquisition.

The Joint Book-Runners, TD and Cantor, are the co-lead underwriters, and BMO Nesbitt Burns Inc. and CIBC World Markets Inc. are co-managers for this Offering.

Subscriptions for Class A Restricted Voting Units will be received subject to rejection or allocation in whole or in part and the right is reserved to close the subscription books at any time without notice.

We have granted to the Underwriters the Over-Allotment Option, which is exercisable in whole or in part and at any time up to 30 days after the Closing, to purchase up to an additional 1,875,000 Class A Restricted Voting Units on the same terms as set forth above solely to cover over-allocations, if any, and for market stabilization purposes. We have agreed to pay the Underwriters a commission equal to up to $1,125,000 or 6.0% of the gross proceeds of the Class A Restricted Voting Units purchased pursuant to the Over-Allotment Option (assuming full exercise of the Over-Allotment Option). The Underwriters have agreed that approximately 58.33% of their underwriting commissions for Class A Restricted Voting Units purchased on exercise of the Over-Allotment Option will be held in the escrow account until the completion of the qualifying acquisition. This prospectus also qualifies the Over- Allotment Option and the distribution of any Class A Restricted Voting Units issued or sold upon the exercise of the Over-Allotment Option, as well as the Class B Units being offered only to our Founders at an offering price of $10.00 per Class B Unit, including the Class B Shares and the Warrants underlying the Class B Units. A purchaser who acquires Class A Restricted Voting Units forming part of the Underwriters’ over-allocation position acquires those Class A Restricted Voting Units under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

We have agreed to indemnify the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities, including, without limitation, civil liabilities under Canadian securities legislation, and to contribute to any payments the Underwriters may be required to make in respect thereof where indemnification is unavailable or unenforceable.

This Offering is being made in each of the provinces and territories of Canada. The Class A Restricted Voting Units will be offered in each of the provinces and territories of Canada through those Underwriters who are registered to offer the Class A Restricted Voting Units for sale in such provinces and territories and such other registered dealers as may be designated by the Underwriters, including Cantor Fitzgerald Canada Corporation.

Our Class A Restricted Voting Units offered have not been and will not be registered under the U.S. Securities Act or any state securities laws. Accordingly, our Class A Restricted Voting Units may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. Person, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriters have agreed that, except as permitted under the Underwriting Agreement, they will not offer, sell, transfer, deliver or otherwise dispose of, directly or indirectly, the Class A Restricted Voting Units at any time within the United States or to, or for the account or benefit of, any U.S. Person, except pursuant to an exemption from registration under the U.S. Securities Act.

The Underwriting Agreement, however, permits the Underwriters, directly or through their United States registered broker-dealer affiliates, to offer and resell the Class A Restricted Voting Units in the United States or to, or for the account or benefit of, U.S. Persons that are Qualified Institutional Buyers in compliance with Rule 144A under the U.S. Securities Act and similar exemptions under applicable state securities laws. The Underwriting Agreement also provides that the Underwriters will offer and sell the Class A Restricted Voting Units outside of the United States only in accordance with Regulation S under the U.S. Securities Act. The Class A Restricted Voting Units that are sold in the United States or to, or for the account or benefit of, a U.S. Person will be restricted securities within the meaning of Rule 144(a)(3) of the U.S. Securities Act and will contain a restriction or legend to the effect that such securities have not been registered under the U.S. Securities Act and may only be offered, sold or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

The offer and sale of the Class A Restricted Voting Units pursuant to the Offering in the United States or to, or for the account or benefit of, U.S. Persons shall be conducted in compliance with an available exemption from the registration requirements of the United States Investment Company Act of 1940, as amended.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Class A Restricted Voting Units in the United States or to, or for the account or benefit of, a U.S. Person.

The Underwriters propose to offer the Class A Restricted Voting Units initially at the offering price stated on the cover page of this prospectus. After the Underwriters have made a reasonable effort to sell all of the Class A Restricted Voting Units offered by this prospectus at that price, the initially stated offering price may be decreased, and further changed from time to time, by the Underwriters to an amount not greater than the initially stated offering price and, in such case, the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Class A Restricted Voting Units is less than the gross proceeds paid by the Underwriters to us.

Price Stabilization, Short Positions and Passive Market Making

In connection with this Offering, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of our Class A Restricted Voting Units at levels other than those which otherwise might prevail on the open market.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A Restricted Voting Units while this Offering is in progress. These transactions may also include making short sales of our Class A Restricted Voting Units, which involve the sale by the Underwriters of a greater number of Class A Restricted Voting Units than they are required to purchase in this Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing our Class A Restricted Voting Units in the open market. In making this determination, the Underwriters will consider, among other things, the price of our Class A Restricted Voting Units available for purchase in the open market compared with the price at which they may purchase our Class A Restricted Voting Units through the Over-Allotment Option.

The Underwriters must close out any naked short position by purchasing Class A Restricted Voting Units in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of our Class A Restricted Voting Units in the open market that could adversely affect investors who purchase in this Offering.

Any naked short sales will form part of the Underwriters’ over-allocation position and will constitute a distribution of securities qualified by this prospectus.

In addition, in accordance with rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period of distribution, bid for or purchase Class A Restricted Voting Units. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, our securities. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the TSX, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

As a result of these activities, the price of our Class A Restricted Voting Units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on any stock exchange on which our securities are listed, in the over-the-counter market, or otherwise.

Restrictions on Shares

Pursuant to the Underwriting Agreement, the Corporation will be, subject to certain exceptions, prohibited from issuing additional securities prior to the qualifying acquisition. Also, pursuant to the Underwriting Agreement and the Forfeiture and Transfer Restrictions Agreement and Undertaking, except as contemplated in this prospectus, each of the Corporation and our Sponsor will be subject to a lock-up for 30 days post-closing of the qualifying acquisition.

Additional Transfer Restrictions

For a description of the transfer restrictions on the Founders’ Shares (which are Class B Shares) and the Class B Units (including the underlying Class B Shares), see “Description of Securities – Founders’ Shares and Class B Units”.

Book Entry System

Subscriptions will be received subject to rejection or allocation in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Other than pursuant to certain exceptions, registration of the Class A Restricted Voting Units (consisting of the Class A Restricted Voting Shares and Warrants) and transfers thereof held through CDS, or its nominee will be made electronically through the non- certificated inventory (NCI) system of CDS. Class A Restricted Voting Units registered in the name of CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing. A purchaser of Class A Restricted Voting Units (subject to certain exceptions) will receive only a customer confirmation from the registered dealer through which the Class A Restricted Voting Units are purchased. Subsequently, once the Class A Restricted Voting Shares and Warrants begin trading separately approximately 40 days following the Closing Date, subject to certain exceptions, registration of Class A Restricted Voting Shares and Warrants underlying the Units and transfers thereof held through CDS, or its nominee will be made electronically through the non-certificated inventory (NCI) system of CDS. The Class B Units (consisting of the Class B Shares and Warrants) will be represented by a physical certificate until the Class A Restricted Voting Shares and Warrants begin trading separately approximately 40 days following the Closing Date, at which point a warrant certificate will be issued for the Warrants forming part of the Class B Units, and the initial certificate will continue to represent the Class B Shares forming part of the Class B Units. The Founders’ Shares are also represented by certificates.

DESCRIPTION OF SECURITIES

General

Prior to the Closing, we will be authorized to issue an unlimited number of Class A Restricted Voting Shares and an unlimited number of Class B Shares, each without nominal or par value. Prior to the Closing, our Founders will have purchased 3,722,969 Class B Shares (representing the Founders’ Shares) and, simultaneously with the Closing, our Founders will have purchased 470,000 Class B Units. The Class A Restricted Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. The following description summarizes the material terms of our share capital. Because it is only a summary, it may not contain all the information that is important to you. For a complete description, please refer to our certificate and articles of incorporation, by-laws and the Warrant Agreement, which will be available for inspection at our offices, during ordinary business hours during this Offering, and will be filed on SEDAR at www.sedar.com following this Offering.

Units

Each Class A Restricted Voting Unit consists of one Class A Restricted Voting Share and one-half of a Warrant. Each Class B Unit consists of one Class B Share and one-half of a Warrant. Each whole Warrant will entitle the holder to purchase one Class A Restricted Voting Share (and upon the closing of a qualifying acquisition, each whole Warrant would represent the entitlement to purchase one Class B Share).

The Class A Restricted Voting Units are intended to begin trading promptly after the Closing. The Class A Restricted Voting Shares and Warrants comprising the Class A Restricted Voting Units will initially trade as a unit but it is anticipated that the Class A Restricted Voting Shares and Warrants will begin trading separately approximately 40 days following the Closing Date. However, no fractional Warrants will be issued and only whole Warrants will trade. The Class B Units and Class B Shares will not be listed at the Closing and it is anticipated that they will not be listed prior to the qualifying acquisition.

In the event that the Underwriters exercise the Over-Allotment Option, our Founders intend to purchase in aggregate up to an additional 46,875 Class B Units (comprising an equal number of Class B Shares), at a price of $10.00 per Class B Unit, in an amount such that the gross proceeds from the sale of such Class B Units is equal to the total upfront underwriting commissions payable on the additional Class A Restricted Voting Units purchased by the Underwriters pursuant to their exercise of the Over-Allotment Option.

In addition to other resale restrictions, prior to Closing, each of our Founders will agree, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, to certain transfer and forfeiture restrictions in respect of its Class B Units (or any of its Class B Shares or Warrants underlying its Class B Units). See “Description of Securities - Founders’ Shares and Class B Units”.

Class A Restricted Voting Shares and Class B Shares

Prior to the Closing, the 3,722,969 Founders’ Shares (which are Class B Shares) will be outstanding and held by our Founders. Upon the Closing, and assuming no exercise of the Over-Allotment Option and a full corresponding forfeiture of 480,469 of the Over-Allotment Forfeitable Founders’ Shares, the following shares of the Corporation will be issued and outstanding:

•	12,500,000 Class A Restricted Voting Shares forming part of the Class A Restricted Voting Units being offered to the public under this Offering (before the exercise of Warrants); and

•

3,712,500 Class B Shares (comprising the 3,242,500 Founders’ Shares held by our Founders, post- forfeiture of the 480,469 Over-Allotment Forfeitable Founders’ Shares since this assumes the Over-Allotment Option is not exercised by the Underwriters, and 470,000 Class B Shares forming part of the Class B Units to be purchased by our Founders under this prospectus, but before the exercise of Warrants).

Our Founders intend to purchase in aggregate up to an additional 46,875 Class B Shares forming part of the Class B Units in the event the Underwriters exercise the Over-Allotment Option.

Upon the closing of a qualifying acquisition, each Class A Restricted Voting Share would, unless previously redeemed, be automatically converted into one Class B Share, as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations.

The holders of Class A Restricted Voting Shares and Class B Shares are entitled to vote on the qualifying acquisition and any other related matters at the Shareholders Meeting (the Class A Restricted Voting Shares would vote together with the Class B Shares, as if a single class of shares). In order to seek to ensure that the holders of the Class A Restricted Voting Shares and the Class B Shares vote together, as if a single class, on a qualifying acquisition, the separate class voting rights prescribed by the Business Corporations Act in respect of an exchange, reclassification or cancellation of each such class of shares will be removed, as permitted by the Business Corporations Act, in respect of any such exchange, reclassification or cancellation carried out in connection with a qualifying acquisition that affects both classes of shares and that preserves economically the redemption rights in respect of a qualifying acquisition of, and the conversion features of, the Class A Restricted Voting Shares.

Prior to the Shareholders Meeting at which a qualifying acquisition is approved, holders of the Class A Restricted Voting Shares are not entitled to vote at (or receive notice of or meeting materials in connection with) meetings held only to consider the election and/or removal of directors and auditors. In lieu of holding an annual general meeting, the Corporation has instead undertaken to issue a press release publicly in order to inform holders of Class A Restricted Voting Shares of the status of identifying and securing a qualifying acquisition and announce the filing of the annual information form and, not less than two weeks after filing such press release, hold an investor conference call so to allow holders of Class A Restricted Voting Shares the opportunity to hear from and ask questions of management. The holders of the Class A Restricted Voting Shares would, however, be entitled to vote on and receive notice of meetings on all other matters requiring shareholder approval (including the qualifying acquisition). Following the Closing Date, holders of Class A Restricted Voting Shares are expected to hold approximately a 77.1% voting interest (assuming no exercise of the Over-Allotment Option) and a 77.22% voting interest (assuming exercise of the Over-Allotment Option in full).

In order to enable the Class B Shares to be issued to our Founders pursuant to the offering of Class B Units, the Corporation has been exempted from section 624(m) of TSX rules. Except for the voting right variations described above on the election and/or removal of directors and auditors prior to the closing of a qualifying acquisition, the voting rights of holders of Class B Shares will, with the exception of statutory class voting rights under the Business Corporations Act, otherwise be identical to those applicable to the publicly held Class A Restricted Voting Shares. In addition, the Class B Shares will have no access to the escrow funds available to redeem the Class A Restricted Voting Shares. To minimize costs, the Corporation has been exempted from the requirement to hold an annual meeting within six months of the end of its fiscal year pursuant to section 464 of TSX rules, and instead expects to satisfy this requirement by way of written resolution, pursuant to section 104 of the Business Corporations Act, executed by all holders of Class B Shares. Similarly, section 624(h) of TSX rules requires that at least 21 days’ notice of shareholders’ meetings be given to holders of restricted securities and that they be given the opportunity to attend and speak at shareholder meetings. The Corporation has been exempted from the application of section 624(h), so as to allow a written resolution made pursuant to section 104 of the Business Corporations Act that is executed by all holders of Class B Shares (in lieu of a meeting) and that addresses only the election and/or removal of directors and auditors. In lieu of any entitlement of the Class A Restricted Voting Shares to participate in a take- over bid made for other securities of the Corporation pursuant to section 624(l) of TSX rules, prior to the Closing, the Founders will agree pursuant to section 1004 of the TSX rules and pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, not to transfer any of their Founders’ Shares prior to completion of the qualifying acquisition. Following the qualifying acquisition, the Founders’ Shares are expected to be subject to TSX escrow restrictions and certain other restrictions as described in this prospectus. In addition, in lieu of any entitlement of the Class A Restricted Voting Shares to participate in a take-over bid made for other securities of the Corporation, prior to the Closing, each of our Founders will agree, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, not to transfer any of its Class B Units (or any Class B Shares or Warrants forming part of the Class B Units) until a date that is 30 days after the closing of the qualifying acquisition, except for transfers required due to the structuring of the qualifying acquisition, in which case such restriction will apply to the securities received in connection with the qualifying acquisition. Any Class A Restricted Voting Shares purchased by our Founders would not be subject to the restrictions set out in the Forfeiture and Transfer Restrictions Agreement and Undertaking.

The holders of the Class B Shares are entitled to vote at all meetings of shareholders and on all matters requiring a shareholder vote, with the exception of an extension of the Permitted Timeline, which will only be voted upon by holders of Class A Restricted Voting Shares, as further described in this prospectus. Following the closing of the qualifying acquisition, as applicable, the holders of the Class B Shares (including those into which any remaining Class A Restricted Voting Shares have been converted) will also be entitled to receive any dividends on an equal per share basis if, as and when declared by our board of directors. See “Dividend Policy”.

Only holders of Class A Restricted Voting Shares would be entitled to redeem their shares, as further described below, and receive the escrow proceeds (net of applicable taxes and other permitted deductions) in the event a qualifying acquisition does not occur within the Permitted Timeline, in the event of a qualifying acquisition, and in the event of an extension to the Permitted Timeline. Holders of Class B Shares, being our Founders (and including our Sponsor), do not have access to, and cannot benefit from, any proceeds held in the escrow account, and as such, do not have any redemption rights with respect to their Class B Shares. The Founders will, however, be entitled to such redemption rights using proceeds from the escrow account with respect to any Class A Restricted Voting Shares they may acquire during or following this Offering. The holders of Class A Restricted Voting Shares and Class B Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

In conjunction with the Shareholders Meeting to be held for our qualifying acquisition, we will provide holders of our Class A Restricted Voting Shares, whether they vote for or against, or do not vote on, the qualifying acquisition, with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares, as further described under “Qualifying Acquisition – Redemption Rights”.

In conjunction with the Shareholders Meeting to vote on an extension to the Permitted Timeline, we will provide holders of our Class A Restricted Voting Shares with the opportunity to deposit all or a portion of their Class A Restricted Voting Shares provided that they deposit their shares for redemption prior to the second business day before the meeting in respect of the extension. Upon the requisite approval of the extension of the Permitted Timeline, with effect immediately prior to the date the extension takes effect, and subject to applicable law, we will be required to redeem such Class A Restricted Voting Shares so deposited at an amount per share, payable in cash, equal to the pro-rata portion of: (A) the escrowed funds available in the escrow account at the time of the meeting in respect of the extension, including any interest or other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation. For greater certainty, such amount will not be reduced by the deferred underwriting commissions per Class A Restricted Voting Share held in the escrow account.

Holders of Class A Restricted Voting Shares who redeem or sell their Class A Restricted Voting Shares will continue to have the right to exercise any Warrants they may hold if the qualifying acquisition is consummated. Upon the Closing, based on the initial $125,000,000 placed in escrow (and assuming no exercise of the Over-Allotment Option), an interest rate of approximately 0.65% per annum and current income tax rates, if the escrow account remains in place over the next 21 months (and a qualifying acquisition has not been completed), the cash held in the escrow account is expected to grow from the initial $10.00 per Class A Restricted Voting Unit (Class A Restricted Voting Share) sold to the public to approximately $10.11 per Class A Restricted Voting Share, before applicable taxes and other permitted deductions. Following the closing of our qualifying acquisition, we will use a portion of the balance of the non- redeemed shares’ portion of the escrow account (less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) (subject to availability, failing which any shortfall shall be made up from other sources) to pay the Underwriters their deferred underwriting commissions.

The remaining unredeemed Class A Restricted Voting Shares would then be automatically converted immediately following closing of the qualifying acquisition into one Class B Share each (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations), and the residual escrow account balance would be available to the Corporation and the Underwriters, as applicable. Notwithstanding the foregoing redemption right, each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will be subject to a redemption limitation of an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding following the Closing, as further discussed under “Qualifying Acquisition – Redemption Rights”.

If we are unable to consummate a qualifying acquisition within the Permitted Timeline, we will be required to redeem, as promptly as reasonably possible, on an automatic redemption date specified by the Corporation (such date to be within 10 days following the last day of the Permitted Timeline), each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion of: (A) the escrow account including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation (including under Part VI.1 of the Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected Winding-Up expenses and certain other related costs, each as reasonably determined by the Corporation. The Underwriters will have no right to the deferred underwriting commissions held in the escrow account in such circumstances. Holders of Class B Shares, being our Founders (and including our Sponsor), do not have any such redemption rights; however, the Founders will be entitled to such redemption payments from the escrow account with respect to any Class A Restricted Voting Shares they may acquire during or following this Offering if we fail to complete our qualifying acquisition or seek an extension to the Permitted Timeline.

Upon such redemption, the rights of the holders of Class A Restricted Voting Shares as shareholders will be completely extinguished (including the right to receive further liquidation distributions, if any). Subject to the prior rights of the holders of Class A Restricted Voting Shares, and whether prior to or following the Permitted Timeline, the Class B Shares would be entitled to receive the remaining property and assets of the Corporation available for distribution, after payment of liabilities, upon the Winding-Up of the Corporation, whether voluntary or involuntary, subject to applicable law.

Founders’ Shares and Class B Units

Prior to the Closing, our Founders will have purchased an aggregate of 3,722,969 Founders’ Shares (which are Class B Shares) for an aggregate purchase price of $25,000, or approximately $0.0067 per Founders’ Share, or $0.0077 per Founders’ Share if the Over-Allotment Option is not exercised (up to 480,469 of which are Over-Allotment Forfeitable Founders’ Shares and are subject to forfeiture by the Founders without compensation depending on the extent to which the Over-Allotment Option is exercised).

In the event that the Over-Allotment Option is not exercised at all, then the maximum of 480,469 Over-Allotment Forfeitable Founders’ Shares subject to forfeiture would be forfeited by the Founders without compensation, and 3,242,500 Founders’ Shares would remain issued and outstanding. In the event that the Over-Allotment Option is fully exercised (and all additional 1,875,000 Class A Restricted Voting Units were purchased by the Underwriters), then none of the 480,469 Over-Allotment Forfeitable Founders’ Shares subject to forfeiture would be forfeited. In the event that the Over-Allotment Option is partially exercised, then the amount of Over-Allotment Forfeitable Founders’ Shares forfeited would adjust, such that the ownership of the Founders’ Shares after giving effect to this Offering would represent 20% of the issued and outstanding shares following the exercise of the Over-Allotment Option.

Upon the closing of a qualifying acquisition, each Class A Restricted Voting Share would, unless previously redeemed, be automatically converted into one Class B Share. The Founders’ Shares are subject to certain transfer restrictions, as described in more detail below, and the Founders’ Shares will not be entitled to access, or benefit from, the proceeds in the escrow account. The Founders will, however, be entitled to benefit from the proceeds in the escrow account for redemptions with respect to any Class A Restricted Voting Shares they may acquire during or following this Offering if we fail to complete our qualifying acquisition within the Permitted Timeline, or seek an extension to the Permitted Timeline.

The Founders’ Shares outstanding after giving effect to this Offering and at the conclusion of the Over-Allotment Option Period will represent 20% of the issued and outstanding shares of the Corporation (including all Class A Restricted Voting Shares and Class B Shares).

Simultaneously with the Closing, our Founders will also purchase the 470,000 Class B Units (assuming no exercise of the Over-Allotment Option) being qualified under this prospectus, each Class B Unit consisting of one Class B Share and one-half of a Warrant, for an aggregate purchase price of $4,700,000.

Pursuant to TSX rules and the Forfeiture and Transfer Restrictions Agreement and Undertaking, each of the Founders have agreed not to transfer any of its Founders’ Shares prior to completion of the qualifying acquisition. In addition, following completion of the qualifying acquisition, the Founders’ Shares may not be sold or transferred until the earlier of: one year following completion of the qualifying acquisition, and the closing share price of the Class B Shares equaling or exceeding $12.00 per share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) for any 20 trading days within a 30- trading day period at any time following the closing of the qualifying acquisition, subject to applicable securities laws, TSX rules and applicable escrow requirements, and except for transfers required due to the structuring of the qualifying acquisition, in which case such restriction will apply to the securities received in connection with the qualifying acquisition. In addition to the TSX requirements and other resale restrictions, prior to Closing, each of our Founders will have also agreed, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, that it will not transfer any of its Class B Units (or any of its Class B Shares or Warrants underlying its Class B Units) until a date that is 30 days after the closing of the qualifying acquisition, subject to applicable securities laws, and except for transfers required due to the structuring of the qualifying acquisition, in which case such restriction will apply to the securities received in connection with the qualifying acquisition. Following completion of the qualifying acquisition, the Founders’ Shares and the Class B Units being subscribed for hereunder (including the Class B Shares and Warrants underlying those Class B Units, and the shares issuable on exercise of such Warrants) may be subject to certain sale or transfer restrictions in accordance with applicable securities laws, and following the qualifying acquisition, the Founders’ Shares are expected to be subject to TSX escrow restrictions. Any Class A Restricted Voting Shares purchased by our Founders would not be subject to the restrictions set out in the Forfeiture and Transfer Restrictions Agreement and Undertaking.

In addition to the foregoing transfer restrictions, and pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, the Founders’ Forfeiture Shares will be subject to forfeiture by the Founders on the fifth anniversary of the qualifying acquisition unless the closing share price of the Class B Shares exceeds $13.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the qualifying acquisition. At such time as the foregoing $13.00 closing Class B Share price forfeiture condition is satisfied, the Founders’ Forfeiture Shares will, as applicable, become subject to the same ongoing restrictions applicable to the other Founders’ Shares at that time (which may include escrow restrictions applicable to the Founders’ Shares and any other restrictions mandated by the TSX or described herein). The Founders’ Forfeiture Shares cannot be transferred until fulfillment of the foregoing conditions and will still be subject to all of the restrictions applicable to the other Founders’ Shares, as described in this prospectus. The Class B Units (including the shares acquired upon exercise of the Warrants) will not be subject to forfeiture based on performance.

Prior to the Closing and pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, in the event that the required consent to effect a transfer of the securities is obtained, as a condition to such transfer, the Founders will agree that they shall cause any transferee of their respective securities to become a party to the Forfeiture and Transfer Restrictions Agreement and Undertaking and be bound by the terms and conditions therein.

Warrants

No Warrants are currently outstanding. Following the Closing, there will be an aggregate of 6,485,000 Warrants (6,250,000 Warrants forming part of the Class A Restricted Voting Units to be sold to the public and 235,000 Warrants forming part of the Class B Units to be sold to our Founders). In the event the Over-Allotment Option is exercised in full, there will be an aggregate of 7,445,938 Warrants (7,187,500 Warrants forming part of the Class A Restricted Voting Units to be sold to the public and 258,438 Warrants forming part of the Class B Units to be sold to our Founders). Upon the Closing, each whole Warrant entitles the registered holder to purchase one Class A Restricted Voting Share (and upon the closing of a qualifying acquisition, each whole Warrant would represent the entitlement to purchase one Class B Share). The Warrants will become exercisable only commencing 30 days after the completion of our qualifying acquisition. As the outstanding Class A Restricted Voting Shares will have been automatically converted into Class B Shares, each whole Warrant outstanding will be exercisable for one Class B Share, and at no time are the Warrants expected to be exercisable for Class A Restricted Voting Shares.

The Warrant Agreement will provide that the exercise price and number of shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend or a recapitalization, reorganization, merger or consolidation. The Warrants will not, however, be adjusted for issuances of shares at a price below their exercise price. Once the Warrants become exercisable, we may accelerate the expiry date of the outstanding Warrants by providing 30 days’ notice if, and only if, the closing price of the Class B Shares equals or exceeds $24.00 per Class B Share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) for any 20 trading days within a 30- trading day period.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of acceleration of the expiry date. On and after the accelerated expiry date, a record holder of a Warrant will have no further rights. Warrants may be exercised only for a whole number of shares. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares to be issued to the Warrant holder.

In no event would the Warrants be entitled to escrow account proceeds. The Warrant holders do not have the rights or privileges of holders of shares and any voting rights until they exercise their Warrants and receive corresponding shares. After the issuance of corresponding shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. On the exercise of any Warrant, the Warrant exercise price will be $11.50, subject to adjustments as described herein.

The Warrant Agent shall, on receipt of a written request of the Corporation or holders of not less than 25% of the aggregate number of Warrants then outstanding, convene a meeting of holders of Warrants upon at least 21 calendar days’ written notice to holders of Warrants. Every such meeting shall be held in Toronto, Ontario or at such other place as may be approved or determined by the Warrant Agent. A quorum at meetings of holders or Warrants shall be two persons present in person or represented by proxy holding or representing more than 20% of the aggregate number of Warrants then outstanding.

From time to time, the Corporation and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Agreement for certain purposes including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Agreement that adversely affects the interests of the holders of Warrants may only be made by an “extraordinary resolution”, which is defined in the Warrant Agreement as a resolution either (i) passed at a meeting of the holders of Warrants by the affirmative vote of holders of Warrants representing not less than two-thirds of the aggregate number of the then outstanding Warrants represented at the meeting and voted on such resolution, or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than two-thirds of the aggregate number of the then outstanding Warrants.

The Warrants will expire at 5:00 p.m. (Toronto time) on the day that is five years after the completion of our qualifying acquisition or may expire earlier upon our Winding-Up or if the expiry date is accelerated, as described above.

The Warrants forming part of the Class B Units issued to our Founders will be identical to the Warrants forming part of the Class A Restricted Voting Units. Prior to the Closing, each of our Founders will agree, pursuant to the Forfeiture and Transfer Restrictions Agreement and Undertaking, not to transfer any of its Class B Units (or any of its Class B Shares or Warrants underlying its Class B Units) until a date that is 30 days after the closing of the qualifying acquisition, subject to applicable securities laws, and except for transfers required due to the structuring of the qualifying acquisition, in which case such restriction will apply to the securities received in connection with the qualifying acquisition.

Make Whole Covenants

Although we will seek to have all vendors, service providers (other than our auditors), prospective qualifying business targets or other entities with which we do business, execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the escrow account for the benefit of holders of our Class A Restricted Voting Shares, there is no guarantee that they will execute such agreements or that, even if they execute such agreements, they would be prevented from bringing claims against the Corporation (including amounts held in the escrow account) including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the escrow account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the escrow account for any reason.

In order to protect the amounts held in the escrow account, prior to the Closing, and pursuant to the Make Whole Agreement and Undertaking, our Sponsor will agree that, (A) in the event of the liquidation of the escrow account upon the occurrence of: the automatic redemption by the Corporation of the Class A Restricted Voting Shares resulting from the inability of the Corporation to complete a qualifying acquisition within the Permitted Timeline, or on a winding-up, or (B) in the event of an extension to the Permitted Timeline or the completion of a qualifying acquisition, it will be liable to us if and to the extent any claims by any third party (other than our auditors) for services rendered or products sold to us, or a prospective qualifying acquisition target with which we have entered into, or discussed entering into a transaction agreement, reduce the amount of funds in the escrow account to below the lesser of (i) $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share, or (ii) such lesser amount per Class A Restricted Voting Share held in the escrow account as of the date of the liquidation of the escrow account, due to reductions in value of the assets held in escrow (other than due to the failure to obtain waivers from such third parties), in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the escrow account, and except as to any claims under our indemnity of the Underwriters against certain liabilities.

We cannot assure investors, however, that our Sponsor would be able to satisfy those obligations. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and, therefore, our Sponsor may not be able to satisfy those obligations. We have not asked our Sponsor to reserve for such eventuality. We believe the likelihood of our Sponsor having to indemnify us is limited because we will endeavor to have all vendors and prospective qualifying acquisition targets as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the escrow account. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective qualifying acquisition targets.

In the event of an extension to the Permitted Timeline, an automatic redemption, or a Winding-Up, whereby the taxes payable pursuant to Part VI.1 of the Tax Act would cause the amounts paid per share from the escrow account to redeeming holders of Class A Restricted Voting Shares to be less than the initial $10.00 invested (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations), our Sponsor will, pursuant to the Make Whole Agreement and Undertaking, be liable to the Corporation for an amount required in order for the Corporation to be able to pay $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares (but in no event more than the Part VI.1 taxes that would be owing by the Corporation where the amount paid to redeem each applicable Class A Restricted Voting Share would be $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share). Other than as described herein, our Sponsor will not be liable to the Corporation for any other reductions to the escrow account that would cause the Corporation to pay less than $10.00 per Class A Restricted Voting Share to redeeming holders, including any amount on account of non- resident withholding tax applicable to any deemed dividends that arise on any redemptions.

Our Sponsor is permitted to make direct payments or contributions to the escrow account in the manner it determines, for indemnity purposes or otherwise.

In the event that our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors, in exercising their business judgment, may choose not to do so in any particular instance. Accordingly, we cannot assure investors that due to claims of creditors, the actual value of the per share redemption price will not be substantially less than $10.00 per Class A Restricted Voting Share.

CAPITALIZATION

The following table sets forth our capitalization at •, 2015 and as adjusted to give effect to the sale of our Units, and the application of the estimated net proceeds derived from the sale of such Units:

	As at • , 2015		As at •, 2015 after giving
			effect to this Offering, and
			assuming no exercise of
			the Over-Allotment
			Option
			(in thousands of dollars)(1)

Deferred underwriting commissions	$--	$	•

Class A Restricted Voting Shares subject to redemption(2)	$--	$	•

Shareholder’s equity(3)(4)	10		•

Total capitalization	$10	$	•

(1)

Includes the gross proceeds of $ • and net proceeds (not including the deferred underwriting commissions) of $ we will receive from the sale of the Units (assuming no exercise of the Over-Allotment Option in both cases).

(2)

In conjunction with the Shareholders Meeting, we will provide holders of our Class A Restricted Voting Shares with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares, whether they vote for or against, or do not vote on, the qualifying acquisition, as further described under “Qualifying Acquisition – Redemption Rights”.

(3)	Excludes Class A Restricted Voting Shares, which are subject to redemption in connection with our qualifying acquisition.

(4)

Assumes issue costs of $8,250,000. Issue costs include $7,500,000 of underwriting commissions, of which $3,125,000 are paid in cash upon closing of the Offering and with the balance only becoming payable upon completion of our qualifying acquisition.

OPTIONS TO PURCHASE SECURITIES

There are no outstanding options to purchase our Class A Restricted Voting Shares or Class B Shares. We will not issue options or adopt a stock option plan for our officers and directors until our qualifying acquisition has been completed.

PRIOR SALES

Since the date of incorporation, in connection with incorporation and initial organization of the Corporation, 1 Class B Share was issued to our Sponsor on May 11, 2015.

PRINCIPAL SHAREHOLDERS

The following table shows the names of the persons or companies who, as at the Closing Date, will own of record, or who, to our knowledge, will own beneficially, directly or indirectly, more than 10% of any class or series of our voting securities.

			Percentage of Outstanding
	Number of Securities	Number of Class B Shares	Securities after the
Name	Owned before this Offering	Owned after the Closing(2)	Closing(20

Alignvest Management	1 Class B Share	3,248,435 Class B Shares(3)	20.04%
Corporation (1)

(1)	Alignvest purchased 1 Class B Share in connection with incorporation and initial organization of the Corporation.

(2)

If the Over-Allotment Option is exercised in full, following the Closing such holder will own (i) an aggregate of 3,709,864 Class B Shares (including 3,257,598 Founders’ Shares, the 1 Class B Share initially issued to our Sponsor at the incorporation of the Corporation, and including the 452,265 Class B Shares forming part of the 452,265 Class B Units) (and assuming no Class A Restricted Voting Shares are purchased by our Sponsor in this Offering), representing 19.93% of the issued and outstanding shares, and (ii) an aggregate of 452,265 Class B Units, representing 87.5% of the issued and outstanding Class B Units.

(3)

Including 2,837,184 Founders’ Shares held by our Sponsor, post-forfeiture of the Sponsor’s Over-Allotment Forfeitable Founders’ Shares (assuming the Over-Allotment Option is not exercised), the 1 Class B Share initially issued to our Sponsor at the incorporation of the Corporation and 411,250 Class B Shares forming part of the Class B Units to be purchased by our Sponsor under this prospectus, but before the exercise of Warrants.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The following are the names and municipalities of residence of our directors and executive officers, their positions and offices with the Corporation and corresponding start dates, and their principal occupations during the last five years:

Name and	Office Held with the	Director and/or	Present Principal
Municipality of	Corporation	Executive Officer	Occupation and Positions
Residence		Since	Held(1)
Reza Satchu	President and Chief	May 21, 2015	Managing Partner, Alignvest
Toronto, Canada	Executive Officer and		Management Corporation
Director
Sanjil Shah	Chief Financial Officer	May 21, 2015	Chief Financial Officer and
Toronto, Canada			Partner, Alignvest
Management Corporation(2)
Andre Mousseau	Chief Operating Officer	May 21, 2015	Principal, Alignvest
Toronto, Canada			Management Corporation(3)

Timothy Hodgson	Chairman and Director	May 11, 2015	Managing Partner, Alignvest
Toronto, Canada			Management Corporation(4)

Bonnie Brooks	Director	May 21, 2015	Vice Chairman of Hudson’s
Toronto, Canada			Bay Company(5)

Vince Hemmer	Director	May 21, 2015	Founder and Managing
Chicago, United States			Director of Silver Pine
Partners(6)
Adam Jiwan	Director	May 21, 2015	Co-founder and Co-
New Providence, The			Managing Partner of Ridge
Bahamas			Road Partners(7)

Nadir Mohamed	Director	May 21, 2015	Corporate Director(8)
Toronto, Canada

Andy Moysiuk	Director	May 21, 2015	Partner, Alignvest
Toronto, Canada			Management Corporation(9)

Razor Suleman	Director	May 21, 2015	Founder, Chief Achiever &
Toronto, Canada			Board Member of
Achievers(10)
Donald Walker	Director	May 21, 2015	Chief Executive Officer of
King City, Canada			Magna International(11)

(1)	Each of the persons has held these positions for five years other than as described below.

(2)	Sanjil Shah is also the Chief Financial Officer of Alignvest Capital Management Inc. and Alignvest Investment Management Corporation.

(3)	Andre Mousseau was previously a Portfolio Manager in the Long Term Equities group at Ontario Teachers’ Pension Plan.

(4)

Timothy Hodgson is also the Chief Compliance Officer of Alignvest Capital Management Inc. and Alignvest Investment Management Corporation. Mr. Hodgson was previously Special Advisor to Governor Carney at the Bank of Canada from 2010 to 2012 and served as the Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010.

(5)	Bonnie Brooks was previously President of Hudson’s Bay Company, since 2012, and was Chief Executive Officer and President from 2008 to 2012 of Hudson’s Bay.

(6)	Vince Hemmer was previously a Principal at GTCR.

(7)	Adam Jiwan was previously a Partner of TPG-Axon Capital Management.

(8)	Nadir Mohamed is currently Vice Chairman of Alignvest Management Corporation and was previously the President and Chief Executive Officer of Rogers Communications Inc.

(9)	Andy Moysiuk was previously the Managing Partner at HOOPP Capital Partners.

(10)	Razor Suleman was previously the founder, Chief Executive Officer and Chairman of Achievers.

(11)	Donald Walker was previously Co-Chief Executive Officer of Magna International.

At the date hereof, as a group, the directors and executive officers do not beneficially own, or control or direct, directly or indirectly, any Class A Restricted Voting Shares or any Class B Shares. As a group, the directors and executive officers will beneficially own, or control or direct, directly or indirectly, 464,065 Class B Shares (assuming no exercise of the Over-Allotment Option and no purchase of the Class A Restricted Voting Shares in this Offering), which will be issued prior to the Closing.

All directors are elected on an annual basis, and unless re-elected, the term of office of the directors will expire at each annual meeting of shareholders. As of the Closing Date, the board of directors will be comprised of 9 directors, at least 3 of whom are independent. Pursuant to National Instrument 52-110 —Audit Committees, as amended from time to time, an independent director is one who is free from any direct or indirect relationship which could, in the view of the board of directors, be reasonably expected to interfere with a director’s exercise of independent judgment.

The Corporation has taken steps to seek to ensure that adequate structures and processes will be in place following the Closing to permit the board of directors to function independently of our management team. It is contemplated that independent directors will hold in-camera sessions without management present at meetings of the board of directors, if considered necessary. A lead director will be appointed in order to ensure appropriate leadership for the independent directors. It is contemplated that the primary responsibilities of the lead director will be to: (i) seek to ensure that appropriate structures and procedures are in place so that the board of directors may function independently of our management team; and (ii) lead the process by which the independent directors seek to ensure that the board of directors represents and protects the interests of all shareholders, particularly with respect to identifying and consummating a qualifying acquisition.

We plan to adopt a majority voting policy consistent with TSX requirements prior to the first uncontested meeting of shareholders at which directors are to be elected.

The officers and directors will devote such time and expertise as is required by us. Time actually spent may vary according to our needs.

The following are brief biographies of the directors and officers of the Corporation:

Management

Reza Satchu, President and Chief Executive Officer and Director

Reza Satchu is Managing Partner and Co-Founder of Alignvest Management Corporation. Mr. Satchu has substantial experience as an entrepreneur and investor. He has co-founded, built and/or managed several operating businesses from inception including: SupplierMarket, a supply chain software company with over 125 employees and investors that included KKR executives and Sequoia Capital, which was sold to Ariba for stock consideration of US$924 million; StorageNow, which became one of Canada’s largest self-storage companies prior to being sold to InStorage REIT for cash consideration of $110 million; and KGS-Alpha Capital Markets, a U.S. fixed-income broker dealer with over US$230 million of equity and mezzanine capital, 150 employees and over $130 million in annual revenue. Previously, Mr. Satchu spent 12 years in New York City where he was a General Partner at Fenway Partners, a US$1.4 billion private equity firm focused on acquiring leading middle market companies typically from families or large corporations and a Financial Analyst at Merrill Lynch in the High Yield Finance and Restructuring Group. While at Fenway Partners, Mr. Satchu was involved in the acquisitions of Simmons Mattress, Delimex and Decorative Concepts.

Mr. Satchu has received “Canada’s Top 40 Under 40™” Award and the 2011 Management Achievement Award from McGill University (2011). Mr. Satchu is on the Board of Directors of KGS-Alpha Capital Markets, the Toronto Hospital for Sick Children Foundation where he is Chairman of the Governance and Nominating Committee (having served as Vice-Chairman of the Board from 2009 to 2011) and is a member of the Advisory Board of the Arthur Rock Center for Entrepreneurship at Harvard Business School. Mr. Satchu is the Founding Chairman of The Next 36, an intensive entrepreneurship program for Canada’s most promising undergraduate students, which is funded and supported by many of Canada’s leading Chief Executive Officers and entrepreneurs (Founding Patrons include the Hon. Paul Desmarais, Jimmy Pattison and W. Galen Weston). From 2003 to 2009, he was an Adjunct Professor at the University of Toronto, where he taught Economics of Entrepreneurship, a class that for six years was rated by students as the best class/learning experience at the University of Toronto. Mr. Satchu holds a Masters of Business Administration degree from Harvard Business School and a Bachelor of Arts degree from McGill University.

Sanjil Shah, Chief Financial Officer

Sanjil Shah is the Chief Financial Officer and a Founding Partner of Alignvest Management Corporation. Mr. Shah is also the Chief Financial Officer of Alignvest Capital Management Inc. and Alignvest Investment Management Corporation. Mr. Shah was previously the Chief Financial Officer and Chief Operating Officer of StorageNow Holdings, a retail real estate business that acquired, developed and operated 11 self-storage stores in Ontario, Saskatchewan and Alberta. The portfolio was successfully built over a four-year period and sold to InStorage REIT for cash consideration of $110 million. During this period, Mr. Shah directly managed approximately 50 retail and management employees. Prior to joining StorageNow, Mr. Shah was a Senior Manager at KPMG LLP, a global professional services firm, where he specialized in providing audit and advisory services to publicly-listed technology companies in Canada and the United States. Mr. Shah has also been an instructor at York University’s Schulich School of Business, the University of Toronto and with the Chartered Accountants of Ontario’s School of Accountancy. Mr. Shah holds a Bachelor of Arts from the University of Toronto and is a Chartered Accountant and Certified Professional Accountant(Illinois).

Andre Mousseau, Chief Operating Officer

Andre Mousseau is a Principal at Alignvest Management Corporation. Before joining Alignvest, Mr. Mousseau was a Portfolio Manager in the Long Term Equities group at the Ontario Teachers’ Pension Plan. With $154.5 billion in net assets as of December 31, 2014, the Ontario Teachers' Pension Plan is the largest single-profession pension plan in Canada. The Long Term Equities group focused on investments, both public and private, with steady cash flow and growth potential that can hold their value and act as a hedge against inflation. During Mr. Mousseau’s tenure, the Long Term Equities group made investments in Camelot Group plc, Impark Corp., Baybridge Seniors Housing and Aircastle Ltd. Prior to joining OTPP, Mr. Mousseau was a Principal at EdgeStone Capital Partners, one of Canada’s leading independent private equity managers. Mr. Mousseau joined EdgeStone as an Associate in 2006 and worked on a variety of successful investments, portfolio company initiatives and exits across multiple industries. Before EdgeStone Mr. Mousseau started his career in investment banking with CIBC World Markets and Genuity Capital Markets. Mr. Mousseau is a director of Edgewood Health Network, a portfolio investment of Alignvest. Previously, Mr. Mousseau served on the boards of Impark Corp., one of North America's largest parking management providers, Premier Lotteries, OTPP’s holding company for lottery management investments, and Aurigen Reinsurance, a Bermuda-based life reinsurance provider focused on the reinsurance of life insurance policies of North American residents, and was an alternate board member of Camelot Group PLC, the operator of the UK National Lottery. Mr. Mousseau earned a Masters of Business Administration at the Richard Ivey School of Business at the University of Western Ontario where he graduated as an Ivey Scholar, and an undergraduate degree in economics from McGill University.

Board of Directors

Timothy Hodgson, Chairman and Director

Timothy Hodgson is Managing Partner of Alignvest Management Corporation. Mr. Hodgson is also the Chief Compliance Officer of Alignvest Capital Management Inc. and Alignvest Investment Management Corporation. Prior to joining Alignvest, Mr. Hodgson was Special Advisor to Governor Carney at the Bank of Canada from 2010 to 2012, where he lead the Bank’s market infrastructure initiatives to: build a new repo clearinghouse business for Canada; reform Canada’s OTC derivatives markets; and review changes to systemically important market infrastructure businesses in Canada. While serving at the Bank, Mr. Hodgson sat on the Bank’s Monetary Policy Review Committee and Financial Stability Committee. Additionally, he represented the Bank on the Heads of Agencies Committee, and on the Heads of Dealers Committee with the heads of the major Canadian investment banks.

From 1990 to 2010, Mr. Hodgson held various positions in New York, London, Silicon Valley and Toronto with Goldman Sachs. His expertise spanned several industry verticals, capital markets products, merger advisory services and merchant banking. In 2005, Mr. Hodgson was tasked with rebuilding Goldman Sachs Canada after the firm had curtailed its Canadian investment banking, fixed income, and equity research operations in 2003. From 2005 to 2010, he served as Chief Executive Officer of Goldman Sachs Canada with overall responsibilities for the firm’s operations, client relationships and regulatory matters in the region. Under his leadership, the firm significantly increased its headcount, and expanded the scope of its operations. Mr. Hodgson has advised Canadian governments, corporations and high net worth individuals. Selected clients in the financing, mergers and merchant banking businesses included the Province of Ontario Government, the Canada Pension Plan Investment Board, the Ontario Teachers’ Pension Plan, the Ontario Municipal Employees Retirement System, the Caisse de dépôt et placement du Québec, and Brookfield Asset Management. He has also sat on the Boards of CW Media, Goldman Sachs’ largest merchant banking investment in Canada. Mr. Hodgson currently sits on the boards of The Public Sector Pension Investment Board (PSP Investments) where he chairs the Investment Committee which oversees net investments of $99.5 billion as at September 30, 2014, KGS-Alpha Capital Markets, The Global Risk Institute, The Ivey School of Business and The Next36. Mr. Hodgson served on the board of Bridgepoint Health for 8 years until July 2014. Mr. Hodgson holds a Masters of Business Administration from The Richard Ivey School of Business at Western University and a Bachelor of Commerce from the University of Manitoba. He is a Chartered Accountant and a member of the Institute of Corporate Directors.

Reza Satchu, President and Chief Executive Officer and Director

See biography above.

Bonnie Brooks, Director

Bonnie Brooks was appointed Vice Chairman of Hudson’s Bay Company in February 2014. Prior to her current role, Ms. Brooks was President of Hudson’s Bay Company, since 2012, heading up Hudson’s Bay and Lord and Taylor USA; and she was Chief Executive Officer and President from 2008 to 2012 of Hudson’s Bay. During these years, she led the company’s successful turnaround, resulting in the initial public offering in 2012. Hudson’s Bay Company is the world’s oldest continuously operating company, which owns and operates Saks Fifth Avenue, Saks Off Fifth discount stores, and Lord and Taylor in the United States; and Hudson’s Bay department stores and Home Outfitters, in Canada. Hudson’s Bay Company employs over 44,000 people and is listed on the TSX with a current enterprise value in excess of $7.5 billion. Prior to joining Hudson’s Bay Company in 2008, she spearheaded the revitalization of another iconic retailer, Asia’s Lane Crawford. Ms. Brooks was based in Hong Kong from 1997 to 2008, and was responsible for both the franchise and the retail businesses as President of the Lane Crawford Joyce Group from 2002 to 2008.

Ms. Brooks was named one of the Top 25 Retailers Worldwide by UK’s Monocle Magazine; and was recognized by Fast Company Magazine USA, as one of the world’s “100 Most Creative People in Business”. Ms. Brooks was the Parsons School of Design Honoree in 2013, in New York City, and also that same year received the Queen’s Diamond Jubilee Medal, awarded personally by Canada’s Prime Minister Stephen Harper for philanthropy. In 2014, she was appointed as one of sixteen members to the Finance Minister of Canada’s “Economic Advisory Council” by the Honorable Joe Oliver, and continues to serve on that board. In both 2013 and 2014, Ms. Brooks was named by Canadian Business Magazine, as one of the “50 Most Powerful Business People in Canada”. Ms. Brooks is currently Chairman of the Board of Trustees of the Royal Ontario Museum, appointed by the Premier of Ontario in 2013. Ms. Brooks has been, and is currently, a director for Empire Company Limited (Sobey’s) since 2011; a Trustee (board member) for RioCan Real Estate Investment Trust since 2012; a Director of Abercrombie and Fitch (USA/Global) since 2014, and a Director of Rogers Communications Inc. since 2015. Ms. Brooks holds a Masters of Business Administration from the University of Western Ontario, and two honorary Doctorate Degrees (LLD from Guelph University and DCL from St. Mary’s University, Halifax).

Vince Hemmer, Director

Vince Hemmer is the founder and Managing Director of Silver Pine Partners. Previously, he was a Principal at GTCR, a Chicago-based private equity firm which, since its founding in 1980, has invested more than $10 billion of capital in over 200 companies. Mr. Hemmer spent 13 years at GTCR. He led the consumer products team, invested extensively in the business services sector and served on the firm’s Investment Committee. Mr. Hemmer served on many of GTCR’s portfolio companies boards, including Prestige Brands, which was listed on the NYSE, Synagro Technologies, listed on NASDAQ, and numerous private boards including Alliant Resources Group, Coinmach, Health!Quest, Wilton Brands, Student Transportation of America and Fairmount Food Group. Prior to GTCR, Mr. Hemmer worked as a management consultant for Monitor Company and in the Leveraged Finance group of Credit Suisse First Boston. Mr. Hemmer has a longstanding commitment to philanthropy and currently serves as Chairman of the National Board of Directors for the U.S. Fund for UNICEF. Mr. Hemmer holds an MBA from the Harvard Business School, studied at the London School of Economics, and graduated with honors as a Benjamin Franklin Scholar from the Wharton School of Business at the University of Pennsylvania.

Adam Jiwan, Director

Adam Jiwan is co-founder and co-Managing Partner of Ridge Road Partners LLC, which hold control or significant influence positions in a handful of private businesses in the United States, Europe and Africa. Previously, Mr. Jiwan was a Partner of TPG-Axon Capital Management, a global multi-strategy hedge fund that managed, at its peak, $16 billion of capital. While at TPG-Axon, Mr. Jiwan held several leadership positions, helped establish the European presence of the firm and served as the co-head of Asia. Prior to joining TPG-Axon, Mr. Jiwan spent several years working for Soros Fund Management, reporting directly to its Chief Investment Officer. Mr. Jiwan commenced his career in the private equity group of The Blackstone Group. Mr. Jiwan has led teams that have made substantial investments in private and public companies across several major industry groups and regions of the world.

Mr. Jiwan was a seed investor and is a founding board member of Avant Credit, a leading on-line consumer finance business in the United States. Avant Credit is a pioneer in the on-line lending space, and Mr. Jiwan was actively involved in developing Avant Credit’s strategy and capital markets efforts. Avant Credit has raised in excess of US$1 billion of funding since its inception in 2012, including having raised over US$300 million of equity from investors including Tiger Global, KKR and Peter Thiel. Forbes recently ranked Avant Credit as the 6th most promising company in America. Mr. Jiwan has served on numerous boards of directors and advisors, including: (i) Future Finance Loan Corporation, a European private student lender that has helped students at over 130 universities fund their education, where Mr. Jiwan is a co-founder and non-executive Chairman; (ii) BFRE, a Brazilian private real estate finance company, which was subsequently sold to affiliates of BTG Pactual; (iii) GP Investimentos, one of Latin America’s leading private equity firms, where he served on its shareholder advisory board; (iv) NewPoint Re, a Bermuda-based reinsurance business; and (v) Kaletra QD product development program with Abbott Pharmaceuticals, where he served on the Joint Oversight Committee. Mr. Jiwan is a graduate of Harvard College, where he was a recipient of the Detur Prize and John Harvard Scholarship for academic excellence. Mr. Jiwan has served as a co-Chair of his Class’s Leadership Gift Committee.

Nadir Mohamed, Director

Nadir Mohamed is Vice Chairman of the Board of Directors of Alignvest Management Corporation. Mr. Mohamed is a highly accomplished operating executive who was most recently President and Chief Executive Officer of Rogers Communications Inc., the TSX and NYSE listed media and telecommunications company with an enterprise value in excess of $35 billion. Under his leadership, Rogers became the largest wireless carrier in Canada, delivered best in class cable and wireless margins and significantly strengthened its balance sheet. Before serving as President and Chief Executive Officer of Rogers, Mr. Mohamed was the President and Chief Operating Officer of the company’s Communications Group. Prior to that, Mr. Mohamed was the President and Chief Executive Officer of Rogers Wireless. Before joining Rogers in 1999, he had held senior positions at Telus Communications and at BC Telecom. Mr. Mohamed currently serves on the Board of Directors of TD Financial Group, The Next 36 and on the Board of Governors of Ryerson University. Mr. Mohamed also serves as the Chair of Scale Up Ventures and is on the Brookfield Capital Partners Advisory Board. Mr. Mohamed has been named one of the world’s most successful immigrants by Bloomberg and he was honoured by the United Nations Association in Canada at their 2013 Global Citizens Dinner. Mr. Mohamed graduated from the University of British Columbia with a Bachelor of Commerce degree and holds a CA and FCA designation.

Andy Moysiuk, Director

Andy Moysiuk is a Partner of Alignvest Management Corporation and serves on the Board of Directors and Investment Committee. Previously, Mr. Moysiuk was the Managing Partner of HOOPP Capital Partners, through which HOOPP conducted its private equity and special situations investment business. HOOPP is Canada’s largest private trust, and among Canada’s largest pension plans with $60.8 billion in net assets as at December 31, 2014. Over a 14-year period, Mr. Moysiuk led the creation and development of a significant institutional private equity business and portfolio, which generated exceptional investment performance. Mr. Moysiuk built and led the senior team responsible for a portfolio that grew to approximately $2 billion, $1 billion of which was executed in direct investments, with the remainder invested in specialty partnerships and joint ventures with differentiated private equity and related strategies.

During his tenure, the HOOPP Capital Partners track record exceeded a 14% average annual return. The private investments in which HOOPP’s involvement was publicly disclosed included: Teranet, which is the Internet-enabled on-line land registry system in Ontario. HOOPP was an initial private equity investor at Teranet’s founding, remained the largest shareholder when the company was taken public on the TSX, and eventually sold its stake into a $2.0 billion take-over bid in 2008; Ducati Motorcycle Company, initially an NYSE/Milan listed Italian sport motorcycle manufacturer, which was the subject of a deleveraging capital increase, taken private and eventually sold to Volkswagen/Audi Group in 2012 for US$1.1 billion; and Novadaq Technologies Inc., a medical devices company in which HOOPP was the largest private investor, with such company completing an initial public offering on the TSX in 2005 and which continues today with a market capitalization in excess of $730 million.

Mr. Moysiuk has served for many years on the Investment Committee of the Pension Board for the United Church of Canada, a successful pension plan managing assets in excess of $1.2 billion. Previously, Mr. Moysiuk was a Partner at KPMG LLP, a global professional services firm, and a founding Officer and Director in its affiliate through which the firm undertook its corporate finance advisory activities. Mr. Moysiuk is a member of the Institute for Corporate Directors, and a graduate of the Rotman/ICD Corporate Governance College. Mr. Moysiuk holds a Bachelor of Commerce from the University of Toronto and is a CPA, Chartered Accountant.

Razor Suleman, Director

Razor Suleman is a Partner at Alignvest Management Corporation, and has committed to acquiring an ownership interest in our Sponsor, subject to certain terms and conditions. Mr. Suleman is the founder, former Chief Executive Officer, board member and a substantial shareholder of Achievers, a Silicon Valley-headquartered leading provider of SaaS based rewards and recognition programs. Founded in Toronto with over 160 Toronto-based employees today; Achievers has a customer base of blue-chip enterprises including Rogers, Visa, CVS Pharmacy, BMO, Microsoft and Samsung. Achievers is used by millions of employees in 110 countries around the world. Achievers has raised over US$35 million in venture capital from leading firms including Sequoia Capital.

In 2014, PROFIT 500 listed Achievers as one of Canada’s fastest-growing companies; Achievers ranked 20th on the 2014 Deloitte Technology Fast 50™ in Canada list and was ranked one of the fastest growing technology companies in North America on the 2014 Deloitte Technology Fast 500™ with sales growth of nearly 727% over the last five years; and Achievers won Gold for “Best Advance in Rewards and Recognition Technology” in the 2014 Brandon Hall Excellence Awards. Mr. Suleman graduated from Wilfrid Laurier University’s School of Business and MIT’s Entrepreneurial Masters Program and was an E&Y’s Entrepreneur of the Year in 2011.

Donald Walker, Director

Donald Walker is currently the Chief Executive Officer of Magna International, the TSX and NYSE-listed global automotive supplier with 316 manufacturing operations and 87 product development, engineering and sales centers in 29 countries. Magna International currently has approximately 133,000 employees and generated sales in 2014 of US$36.6 billion with a current enterprise value in excess of $25 billion. Magna International was recently named Forbes Magazine’s most trustworthy large cap company in America. Mr. Walker was the recipient of the 2014 Canada’s Outstanding CEO of the Year award. Since Mr. Walker was appointed the Chief Executive Officer of Magna in November 2010, Magna has completed over ten acquisitions. Mr. Walker previously served as Magna International’s Co-Chief Executive Officer from 2005 to 2010 and as President and Chief Executive Officer from 1994 to 2001. He was formerly the President, Chief Executive Officer and Chairman of Intier Automotive Inc. from 2001 to 2005, one of Magna International’s former “spinco” public subsidiaries. Prior to joining Magna International in 1987, Mr. Walker spent seven years at General Motors in various engineering and manufacturing positions. He is currently the Chair (since October 2011, previously Co-Chair since 2002) of the Canadian Automotive Partnership Council with the Canadian federal and provincial governments. Mr. Walker is also the past Chairman of the Automotive Parts Manufacturers Association. Mr. Walker graduated from the University of Waterloo with a BA Sc. Mechanical Engineering degree.

Other Alignvest partners who are expected to contribute time to the Corporation

The following are brief biographies of some of our Sponsor’s partners who are expected to assist our management and board of directors in completing a qualifying acquisition. All of these individuals have an ownership interest in our Sponsor and/or its affiliates. These partners have experience in various industries and are highly incentivized and motivated to help source and complete a qualifying acquisition on behalf of the Corporation. Our management and board of directors intend to make use of such individuals’ experience, network and guidance, particularly for vetting of target businesses and making recommendations in respect of prospective qualifying acquisitions.

Donald Raymond

Donald Raymond is the Managing Partner of Alignvest Investment Management Corporation and Managing Partner and Chief Investment Officer at Alignvest Management Corporation. Prior to joining Alignvest, Don was the Chief Investment Strategist for CPPIB, the national Canadian pension plan with net assets of $238.8 billion as at December 31, 2014. Mr. Raymond devoted over 12 years to helping build CPPIB into a leading global investment organization. Mr. Raymond was the first employee in CPPIB’s Public Market Investments department, where he oversaw the growth of the public markets portfolio from $12 billion in largely passively managed funds to almost $100 billion, largely actively managed by more than 100 employees across five distinct active investment strategies. In his final four years as Chief Investment Strategist, Mr. Raymond chaired CPPIB’s Investment Planning Committee, which was responsible for overseeing the allocation of capital across the entire portfolio, including $5.7 billion in 19 direct private equity investments. He was also the principal architect of CPPIB’s innovative Total Portfolio Approach.

Prior to joining CPPIB in 2001, Mr. Raymond worked for Goldman Sachs, first in Toronto as a fixed-income strategist before moving into a global equity and fixed-income portfolio management role in New York. Mr. Raymond began his investment career in the fixed-income derivatives department of Burns Fry, a predecessor of BMO Capital Markets. Mr. Raymond is Vice-chair of the Board of Trustees of Queen’s University and Chair of its Investment Committee. He is also an Adjunct Professor of Finance and Chair Emeritus of the International Centre for Pension Management, both at the University of Toronto’s Rotman School of Management. Prior to developing an interest in finance, he worked for Schlumberger in China and trained as a pilot in the Canadian military. Mr. Raymond holds a B.Sc. and Ph.D. in Electrical Engineering from Queen’s University and a CFA charter.

Lee Lau

Lee Lau is a Partner and Co-Founder of Alignvest Management Corporation. Mr. Lau co-founded ATI Technologies in 1985 and built the company into one of the world’s largest supplier of graphic chips and add-in boards to the personal computer industry. In addition to managing the company, Mr. Lau was ATI’s largest shareholder, first employee and responsible for innovation and development of all products. Mr. Lau helped build ATI into a TSX and NASDAQ listed global market leader, with annual sales in excess of $2.2 billion and over 3,000 employees. ATI was sold in 2006 to Advanced Micro Devices for cash and stock consideration of $5.3 billion. Since then, Mr. Lau has managed his family office investing in a variety of alternative asset products. Prior to founding ATI, Mr. Lau held various design engineering positions with Mitel, Motorola and Plessey. Mr. Lau holds a Masters in Engineering and a BASc from the University of Toronto.

Rupert Adams

Rupert Adams is a Partner of Alignvest UK LLP, and is in charge of building Alignvest’s presence in Europe. Mr. Adams has strong relationships with several large family businesses in Canada and elsewhere. Prior to joining Alignvest, Mr. Adams was a partner at London-based MAB Partners, a multi-billion dollar independent alternative investment group offering sophisticated investors access to alternative investment funds, with a focus on hedge funds and private equity. He was responsible for building the firm’s business in parts of Europe, Asia, and Canada. Prior to this role, he was the founding partner of Hampton Investment Management and portfolio manager of the Hampton Global Emerging Markets Fund, an equity long/short fund run out of London which he launched in 2007. Previously, Mr. Adams spent three years at Matterhorn Investment Management, a London-based Investment Manager that manages three global emerging markets funds, which he helped build from inception in 2002 into a business managing over $500 million. Between 1992 and 2003, Mr. Adams spent 11 years with Deutsche Bank and Indosuez Bank as an equity analyst in the Asian banking sector and as an equity research broker. Mr. Adams has also been actively involved with a Zurich-based family office, where he has advised a senior member of one of the leading European families on his overall investments and portfolio strategy. Mr. Adams holds an MA in Modern History from the University of St. Andrews, holds the UK SII Certificate in Investment Management, and has been an approved person on the UK Financial Services Register since 2002.

Audit Committee

The Corporation’s audit committee (the “Audit Committee”) is composed of a minimum of three directors, each of whom is and must at all times be financially literate and, by one year following the date of the receipt for the final prospectus, each of whom must be independent within the meaning of National Instrument 52-110 —Audit Committees. As of the Closing Date, the Audit Committee will be composed of Vince Hemmer (as Chair), Bonnie Brooks and Donald Walker, all of whom are independent. The relevant education and experience of each member of the Audit Committee is described as part of their respective biographies above under “Name, Address, Occupation and Security Holding”.

The board of directors of the Corporation has adopted a written charter for the Audit Committee (the “Charter of the Audit Committee”), which sets out the Audit Committee’s responsibility in reviewing and approving the financial statements of the Corporation and public disclosure documents containing financial information and reporting on such review to the board of directors of the Corporation, ensuring that adequate procedures are in place for the reviewing of the Corporation’s public disclosure documents that contain financial information, overseeing the work and reviewing the independence of the external auditors. The text of the Charter of the Audit Committee that has been adopted is attached to this prospectus as Appendix A.

Conflicts of Interest

Investors should be aware of the following potential conflicts of interest, among others, to which some of our directors and officers will or may be subject in connection with our operations:

•

None of our officers and directors is required to commit their full time to our affairs and, accordingly, they may be susceptible to conflicts of interest in allocating their time among various business activities.

•

In the course of their other business activities, our officers and directors may owe similar or other duties, and may have obligations, to other entities or pursuant to other outside business arrangements, including seeking and presenting investment and business opportunities. Our officers and directors are not required to present investment and business opportunities to the Corporation in priority to other entities with which they are affiliated or to which they owe duties.

•	Our officers and directors may in the future become affiliated with entities, including other special purpose acquisition corporations, engaged in business activities similar to those intended to be conducted by the Corporation.

•	Unless we consummate our initial qualifying acquisition, our Sponsor, officers, directors or special advisors, or their respective affiliates or our affiliates, will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of proceeds not deposited in the escrow account.

In the course of its business, Alignvest evaluates and considers numerous proprietary and marketed investments, including lead equity investments, equity co-investments, and debt investments. Alignvest intends to direct any investment, which it sources, that would in its view be suitable for the Corporation first to the Corporation for its consideration if such investment meets the following criteria: (a) it has an estimated enterprise value exceeding $100 million, and (b) Alignvest has the opportunity to be the lead equity sponsor. However, our management and board of directors do not intend to put forward a target business candidate or prospective qualifying acquisition for shareholder approval unless our Sponsor has agreed in advance to vote all of its shares then held, being its respective Founder Shares, Class B Shares (forming part of the Class B Units) and any Class A Restricted Voting Shares purchased during or after the Offering, in favour of the qualifying acquisition.

Each of our Sponsor, our executive officers and our directors has agreed, pursuant to a written letter agreement, that they will not (in the case of executive officers and directors, while they are executive officers or directors) participate in the formation of, or become an officer or director of, any other Canadian special purpose acquisition corporation until we have entered into a definitive agreement regarding our initial qualifying acquisition or we have failed to complete our initial qualifying acquisition within the Permitted Timeline or the effective date of the Winding-Up or dissolution of the Corporation. After we have entered into a definitive agreement regarding a qualifying acquisition, our Sponsor would be permitted to pursue new special purpose acquisition corporations.

Subject to the following, in no event will our Founders or any of our officers or directors be paid any fees or other compensation (for greater certainty, excluding reimbursement of expenses), including finder’s fees, consulting fees or other compensation on the closing of our qualifying acquisition for services rendered in order to effectuate a qualifying acquisition, except that members of our board of directors who are not employees of the Corporation or the Sponsor may receive finder’s fees if such fees are expressly approved by a majority of our unconflicted directors, being the other directors who do not have a conflict of interest in respect of the proposed acquisition, and subject to any required TSX consent. The material terms of such finder’s fee or similar compensation would be disclosed in our information circular related to the Shareholders Meeting, including, as applicable, the fees payable, the payor of such finder’s fee or similar compensation, the basis for payment and a description of the services provided by the independent director in exchange for the compensation.

We have no present intention to enter into a qualifying acquisition with a target business that is affiliated with any of our Sponsor, officers or directors; however, we are not prohibited from pursuing a qualifying acquisition with a company that is affiliated with any of our Sponsor, officers or directors. In the event we seek to complete our qualifying acquisition with a company that is affiliated with any of our Sponsor, officers or directors, in addition to any requirements imposed by applicable law, we, or a committee of independent directors, would, in connection with the Shareholders Meeting to approve such qualifying acquisition, be required to obtain an opinion from a qualified person concluding that our qualifying acquisition is fair to us or our shareholders from a financial point of view. In addition, if the qualifying acquisition involves a related party, the transaction may be subject to the minority shareholder protections of MI 61-101, which would, in certain circumstances, require approval by minority shareholders and/or an independent valuation. The TSX may also impose additional requirements in such circumstances. Further, in addition to the requirements of the Business Corporations Act in this respect, officers and directors will be required to recuse themselves from our consideration of a potential acquisition involving a participant in a business sector in respect of which the director or officer has either a material economic interest or a perceived conflict of interest.

In order to protect the amounts held in the escrow account, prior to the Closing, and pursuant to the Make Whole Agreement and Undertaking, our Sponsor will agree that, (A) in the event of the liquidation of the escrow account upon the occurrence of: the automatic redemption by the Corporation of the Class A Restricted Voting Shares resulting from the inability of the Corporation to complete a qualifying acquisition within the Permitted Timeline, or on a winding-up, or (B) in the event of an extension to the Permitted Timeline or the completion of a qualifying acquisition, it will be liable to us if and to the extent any claims by any third party (other than our auditors) for services rendered or products sold to us, or a prospective qualifying acquisition target with which we have entered into, or discussed entering into a transaction agreement, reduce the amount of funds in the escrow account to below the lesser of (i) $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share, or (ii) such lesser amount per Class A Restricted Voting Share held in the escrow account as of the date of the liquidation of the escrow account, due to reductions in value of the assets held in escrow (other than due to the failure to obtain waivers from such third parties), in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the escrow account, and except as to any claims under our indemnity of the Underwriters against certain liabilities.

In the event of an extension to the Permitted Timeline, an automatic redemption, or a Winding-Up, whereby the taxes payable pursuant to Part VI.1 of the Tax Act would cause the amounts paid per share from the escrow account to redeeming holders of Class A Restricted Voting Shares to be less than the initial $10.00 invested (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations), our Sponsor will, pursuant to the Make Whole Agreement and Undertaking, be liable to the Corporation for an amount required in order for the Corporation to be able to pay $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share to redeeming holders of Class A Restricted Voting Shares (but in no event more than the Part VI.1 taxes that would be owing by the Corporation where the amount paid to redeem each applicable Class A Restricted Voting Share would be $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share). Other than as described herein, our Sponsor will not be liable to the Corporation for any other reductions to the escrow account that would cause the Corporation to pay less than $10.00 per Class A Restricted Voting Share to redeeming holders, including any amount on account of non- resident withholding tax applicable to any deemed dividends that arise on any redemptions.

Our Sponsor is permitted to make direct payments or contributions to the escrow account in the manner it determines, for indemnity purposes or otherwise. See “Description of Securities – Make Whole Covenants”.

As part of the administrative services agreement entered into with our Sponsor for the payment of $10,000 (plus applicable taxes) per month, the Corporation may, as needed and as may be approved by the board of directors, from time to time, both prior to and following our qualifying acquisition, enter into service agreements with related parties or qualified affiliates of related parties for, but not limited to, various administrative, managerial or operational services or to help effectuate our qualifying acquisition. Although some of our officers and directors may enter into employment or consulting agreements with the acquired business following our qualifying acquisition, the presence or absence of any such arrangements will not be used as a criterion in our selection process of an acquisition target.

Conflicts, if any, will be subject to the procedures as provided under the Business Corporations Act and applicable securities laws.

Indemnification and Insurance

The Corporation maintains a director and officer insurance program to limit the Corporation’s exposure to claims against, and to protect, its directors and officers. In addition, following the completion of this Offering, the Corporation will enter into indemnification agreements with each of its directors and officers. The indemnification agreements will generally require that the Corporation indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Corporation as directors and officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in, or not opposed to, the Corporation’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defence expenses to the indemnitees by the Corporation. Statutory indemnification rights also apply. The escrowed proceeds will not be accessible to cover any of the foregoing indemnities.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of our directors and officers is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of our directors and officers is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

None of our directors and officers has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to invest in the Corporation.

EXECUTIVE COMPENSATION AND OTHER PAYMENTS

There will be no salaries, consulting fees, management contract fees or directors’ fees, finder’s fees, loans, bonuses, deposits or similar payments to our officers, directors or special advisors, directly or indirectly, for services rendered to us prior to or in connection with the completion of our initial qualifying acquisition, or other payments to insiders prior to or in connection with the completion of our initial qualifying acquisition, other than (i) repayment of unsecured loans, and any interest thereon, which may be made by our Sponsor,(ii) the payment of approximately $10,000 (plus applicable taxes) per month for office space and related services pursuant to an administrative services agreement entered into with our Sponsor which, if applicable, may include payment for services of related parties or qualified affiliates of related parties, for, but not limited to, various administrative, managerial or operational services or to help effectuate our qualifying acquisition, reimbursement of reasonable out-of-pocket expenses incurred by the above-noted persons in connection with certain activities performed on our behalf, such as identifying possible business targets and qualifying acquisitions, performing business due diligence on suitable target businesses and qualifying acquisitions as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations, and (iii) if approved by a majority of our unconflicted directors, being the other directors who do not have a conflict of interest in respect of the proposed acquisition, and subject to any required TSX consent, payment of a customary finder’s fee, consulting fee or other similar compensation to members of our board of directors who are not employees of the Corporation or Sponsor for services rendered in order to effectuate a qualifying acquisition, none of which will be made from the proceeds of this Offering held in the escrow account prior to the completion of the qualifying acquisition.

There is no limit on the amount of out-of-pocket expenses reimbursable by us; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the escrow account, such expenses would not be reimbursed by us unless we consummate a qualifying acquisition.

Our board of directors will review and approve all reimbursements and payments made to our Sponsor, officers, directors or special advisors, or our affiliates or associates or their respective affiliates or associates, with any interested director abstaining from such review and approval.

Following completion of the qualifying acquisition, it is anticipated that we will pay compensation to our directors and officers. Members of our management team who remain with the Corporation following our qualifying acquisition may be paid consulting, management or other fees from the resulting issuer of the qualifying acquisition with any and all amounts being fully disclosed to shareholders, to the extent then known, in the information circular that will be prepared and furnished to our shareholders in connection with any proposed qualifying acquisition.

RISK FACTORS

An investment in our securities involves a high degree of risk and the securities must be considered highly speculative. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our Class A Restricted Voting Units. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

The risk factors outlined below are not a definitive list of all risk factors associated with an investment in the securities offered hereunder. Additional risks and uncertainties not presently known to us, or which we currently deem not to be material, may also have a material adverse effect. Prospective investors should consider carefully all of the information set out in this prospectus and the risks attaching to an investment in us before making any investment decision and consult with their own professional advisors where necessary.

We are a newly incorporated company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

We are a recently incorporated company with no operating results, and we will not commence operations until obtaining funding through this Offering. Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective of completing our qualifying acquisition with one or more target businesses. We have no plans, arrangements or understandings and have had no substantive discussions directly or indirectly with any prospective target business concerning our qualifying acquisition and may be unable to complete our qualifying acquisition within the Permitted Timeline. If we fail to complete our qualifying acquisition, we will never generate any operating revenues.

The ability of our holders of Class A Restricted Voting Shares to redeem their Class A Restricted Voting Shares for cash may make our financial condition unattractive to potential qualifying acquisition targets, which may make it difficult for us to enter into our qualifying acquisition with a target.

We may enter into a transaction agreement with a prospective target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. If too many holders of Class A Restricted Voting Shares exercise their redemption rights, we may not be able to meet such closing condition, and as a result, would not be able to proceed with the qualifying acquisition. If accepting all properly submitted redemption requests would cause our net cash or net tangible assets to be less than the amount necessary to satisfy a closing condition as described above, we would not be able to proceed with such redemption and the related qualifying acquisition and may instead search for an alternate qualifying acquisition. Prospective targets would be aware of these risks and, thus, may be reluctant to enter into our qualifying acquisition with us.

The requirement that we complete our qualifying acquisition within the Permitted Timeline may give potential target businesses leverage over us in negotiating our qualifying acquisition and may decrease our ability to conduct due diligence on potential acquisition targets as we approach the end of the Permitted Timeline, which could undermine our ability to consummate our qualifying acquisition on terms that would produce value for our shareholders.

Any potential target business with which we enter into negotiations concerning our qualifying acquisition will be aware that we must consummate our qualifying acquisition within 21 months from the Closing (or 24 months from the Closing if we have executed a letter of intent, agreement in principle or definitive agreement for a qualifying acquisition within 21 months from the Closing but have not completed the qualifying acquisition within such 21- month period). Consequently, such target businesses may obtain leverage over us in negotiating our qualifying acquisition, knowing that if we do not complete our qualifying acquisition with that particular target business, we may be unable to complete our qualifying acquisition with any target business. This risk will increase as we get closer to the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into our qualifying acquisition on terms that we would have rejected upon a more comprehensive investigation.

We may not be able to consummate our qualifying acquisition within the Permitted Timeline, in which case we would redeem our Class A Restricted Voting Shares.

We must complete our qualifying acquisition within the Permitted Timeline; however, we may not be able to find a suitable target business and consummate our qualifying acquisition within such time period. If we are unable to consummate our qualifying acquisition within the Permitted Timeline, we will be required to redeem 100% of the outstanding Class A Restricted Voting Shares, as described herein.

Because of our limited resources and the significant competition for acquisition opportunities of target businesses, it may be difficult for us to complete our qualifying acquisition. If we are unable to complete our qualifying acquisition, our Warrants will expire worthless.

We expect to encounter intense competition from other entities having a business objective similar to ours, including private investors, pension funds and private equity firms, other prospective special purpose acquisition corporations and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well-established and have significant experience identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Some of these competitors may possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are numerous target businesses we could potentially acquire with the net proceeds of this Offering, our ability to compete with respect to the acquisition of certain target businesses that are sizeable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. If we are unable to complete our qualifying acquisition, our Class A Restricted Voting Shares would be redeemed, as provided herein, and our Warrants will expire worthless.

Our ability to consummate an attractive qualifying acquisition may be impacted by the market for initial public offerings.

Our efforts to identify a prospective target business will not be limited to any particular industry or geographic region, although it is very likely that our target will want to be a public reporting company. If the market for initial public offerings is limited, we believe that there will be a greater number of attractive target businesses open to being acquired by us as a means to achieve publicly held status. Alternatively, if the market for initial public offerings is robust, we believe that there will be fewer attractive target businesses amenable to being acquired by us to become a public reporting company. Accordingly, during periods with strong public offering markets, it may be more difficult for us to complete our initial qualifying acquisition.

If the net proceeds of this Offering not being held in the escrow account are insufficient to allow us to operate for at least the period preceding the end of the Permitted Timeline, we may be unable to complete our qualifying acquisition.

The funds available to us outside of the escrow account may not be sufficient to allow us to operate for the next 21 to 24 months from the Closing, assuming that our qualifying acquisition is not consummated during that time. Of the funds available to us, we could use a portion of the funds to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment with respect to a particular proposed qualifying acquisition, although we do not have any current intention to do so. If we are unable to fund such down payments, our ability to close a contemplated transaction could be impaired.

If third parties bring claims against us, the proceeds held in the escrow account could be reduced and the per share redemption amount received by holders of Class A Restricted Voting Shares may be less than $10.00 per share.

Our placing of funds in the escrow account may not protect those funds from third party claims against us. Given that we will not have access to the escrowed funds except under certain permitted circumstances with respect to payment of taxes and of redemptions, and that the funds we hold which are not placed in escrow are intended to be used in accordance with our estimates in the “Use of Proceeds” section, we may not have the financial resources to defend a potential claim, nor may we have the ability to sue to enforce a potential claim. Although we will seek, where practicable, to have material vendors, service providers, prospective target businesses or other entities with which we do business execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the escrow account, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the escrow account.

Prior to the Closing, and pursuant to the Make Whole Agreement and Undertaking, our Sponsor will agree that (A) in the event of the liquidation of the escrow account upon the occurrence of: the automatic redemption by the Corporation of the Class A Restricted Voting Shares resulting from the inability of the Corporation to complete a qualifying acquisition within the Permitted Timeline, or on a winding-up, or (B) in the event of an extension to the Permitted Timeline or the completion of a qualifying acquisition, it will be liable to us if and to the extent any claims by any third party (other than our auditors) for services rendered or products sold to us, or a prospective qualifying acquisition target with which we have entered into, or discussed entering into a transaction agreement, reduce the amount of funds in the escrow account to below the lesser of (i) $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share, or (ii) such lesser amount per Class A Restricted Voting Share held in the escrow account as of the date of the liquidation of the escrow account due to reductions in the value of the assets held in escrow (other than due to the failure to obtain waivers from such third parties), in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the escrow account, and except as to any claims under our indemnity of the Underwriters against certain liabilities. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and, therefore, our Sponsor may not be able to satisfy those obligations. We have not asked our Sponsor to reserve for such eventuality.

Our directors may decide not to enforce the indemnification obligations of Alignvest, resulting in a reduction in the amount of funds in the escrow account available for distribution to holders of our Class A Restricted Voting Shares.

In the event that the proceeds in the escrow account are reduced below the lesser of (i) $10.00 (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) per Class A Restricted Voting Share, or (ii) such lesser amount per share held in the escrow account as of the date of the liquidation of the escrow account due to reductions in the value of the escrow assets, in the case of both (i) and (ii), less the amount of interest which may be withdrawn to pay taxes, except as to claims by a third party who executed a waiver, or by our auditors or the Underwriters, and Alignvest asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against Alignvest to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against Alignvest to enforce its indemnification obligations to us, it is possible that our independent directors, in exercising their business judgment, may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the escrow account available for distribution to holders of our Class A Restricted Voting Shares may be reduced below $10.00 per share.

Our management and board of directors do not intend to put forward a target business candidate or prospective qualifying acquisition for shareholder approval unless our Sponsor has agreed in advance to vote all of its shares then held in favour of the qualifying acquisition.

Our management and board of directors do not intend to put forward a target business candidate or prospective qualifying acquisition for shareholder approval unless our Sponsor has agreed in advance to vote all of its shares then held, being its respective Founder Shares, Class B Shares (forming part of the Class B Units) and any Class A Restricted Voting Shares purchased during or after the Offering, in favour of the qualifying acquisition. Upon the Closing, it is intended that our Founders’ Shares, which will be held by our Sponsor and also by our directors who are not employees of the Corporation or our Sponsor, will represent approximately 20% of our issued and outstanding shares (including all Class A Restricted Voting Shares and Class B Shares, but assuming no exercise of the Warrants). Accordingly, with the inclusion of our Class B Shares forming part of the Class B Units that our Founders intend to purchase (and assuming that our Founders do not purchase any Class A Restricted Voting Units in this Offering), our Sponsor will hold approximately a 20.04% voting interest to vote on the qualifying acquisition (assuming no exercise of the Over-Allotment Option) and a 19.93% voting interest (assuming exercise of the Over- Allotment Option in full). Further, given the forfeiture and transfer restrictions placed on the shares held by our Sponsor until the completion of our qualifying acquisition, our Sponsor may be incentivized to support and vote for a transaction even if not the most commercially beneficial to the Corporation. For the foregoing reasons, our Sponsor may significantly influence the vote on the qualifying acquisition, which it may be inclined to do given the difference in economic interests of our Sponsor as compared to the holders of Class A Restricted Voting Shares.

Our Sponsor, directors, officers or their affiliates may elect to purchase additional Class A Restricted Voting Shares which may influence a vote on a proposed qualifying acquisition.

Class A Restricted Voting Shares acquired by our officers, directors, Sponsor or their affiliates, for investment or other purposes, may be entitled to be voted at the Shareholders Meeting, and could therefore increase the likelihood of obtaining shareholder approval of the qualifying acquisition or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at closing. This may result in the completion of a qualifying acquisition that may not otherwise have been possible.

The ability of our shareholders to exercise redemption rights with respect to a large number of our Class A Restricted Voting Shares may not allow us to complete the most desirable qualifying acquisition or optimize our capital structure.

At the time we enter into an agreement for our qualifying acquisition, we will not know how many holders of our Class A Restricted Voting Shares may exercise their redemption rights, and therefore will need to structure the transaction based on our expectations as to the number of Class A Restricted Voting Shares that will be submitted for redemption. This consideration may limit our ability to complete the most desirable qualifying acquisition available to us or optimize our capital structure.

Our key personnel may negotiate employment or consulting agreements with a target business in connection with a qualifying acquisition. These agreements may provide for them to receive compensation following our qualifying acquisition and as a result, may cause them to have conflicts of interest in determining whether a particular qualifying acquisition is the most advantageous.

Our key personnel may choose to, or be asked to, remain with the company after the completion of our qualifying acquisition, and if so, they may negotiate employment or consulting agreements in connection with the transaction. Such negotiations may take place simultaneously with the negotiation of the qualifying acquisition and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the completion of our qualifying acquisition. The personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business. However, the decision of our board of directors as to whether or not we will put any potential qualifying acquisition to a shareholder vote will be based on a variety of factors, and we do not believe the ability of such individuals to remain with us after the completion of our qualifying acquisition will be the determining factor in our decision.

Each of our Founders will lose its investment in us if our qualifying acquisition is not completed and their holdings of Founders’ Shares may create financial incentives that differ compared to holders of Class A Restricted Voting Shares.

Our Founders will not be entitled to redeem their Founders’ Shares or their Class B Units (including their underlying securities) in connection with a qualifying acquisition or entitled to access to the escrow account in respect thereof upon our Winding-Up. In addition, following completion of the qualifying acquisition, the Founders’ Shares may not be sold or transferred until the earlier of: one year following completion of the qualifying acquisition, and the closing share price of the Class B Shares equaling or exceeding $12.00 per share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations) for any 20 trading days within a 30-trading day period at any time following the closing of the qualifying acquisition, subject to applicable securities laws, TSX rules, applicable escrow requirements and other exceptions described in this prospectus. As well, certain of the Founders’ Shares are subject to forfeiture. Prior to the Closing, our Founders will have purchased an aggregate of 3,722,969 Class B Shares (being the Founders’ Shares) for an aggregate purchase price of $25,000, or approximately $0.0067 per Founders’ Share, or $0.0077 per Founders’ Share if the Over- Allotment Option is not exercised. Simultaneously with the Closing, our Founders intend to purchase 470,000 Class B Units (assuming no exercise of the Over-Allotment Option), each Class B Unit consisting of one Class B Share and one-half of a Warrant, for an aggregate purchase price of $4,700,000. The average cost per Class B Share owned by the Founders will be $1.27, or $1.22 if the Over-Allotment Option is not exercised, as compared to an average cost per share of $10.00 for holders of Class A Restricted Voting Shares (in each case assuming no value is attributed to associated Warrants). As a result, the personal and financial interests of our Founders may influence the identifying and selecting of a qualifying acquisition, the voting of the qualifying acquisition and the operation of the business following our qualifying acquisition. Notwithstanding the foregoing, holders of Class A Restricted Voting Shares can elect to redeem all or a portion of their Class A Restricted Voting Shares in connection with the completion of our qualifying acquisition, whether they vote for or against, or do not vote on, the qualifying acquisition. See “Qualifying Acquisition – Redemption Rights”.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain Canadian securities law, income tax law and TSX and other legal and regulatory requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application also may change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

In the event the Corporation acquires a United States entity or assets of a United States entity, it may have adverse tax consequences on holders of Class A Restricted Voting Shares and on the Corporation.

In the event the Corporation acquires a United States entity or assets of a United States entity, under certain circumstances, the Corporation will be treated under Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”) as a United States corporation for United States federal income tax purposes. While the Corporation does not have any current plans to engage in an acquisition which will be subject to Section 7874 of the Code, there can be no assurances provided by the Corporation that it will not engage in such an “inversion” transaction at the time of the qualifying acquisition.

If the Corporation engages in such an inversion transaction and the Corporation is treated as a United States corporation, the Corporation generally would be subject to United States federal income tax and the United States and Canadian federal income tax consequences to United States, Canadian and other non-United States holders of Class A Restricted Voting Shares (which, upon the closing of a qualifying acquisition, would, unless previously redeemed, be automatically converted into Class B Shares) may materially differ. Any such United States federal corporate tax liability could have a material adverse effect on the results of the Corporation’s operations. If the Corporation engages in such an inversion transaction, any dividends paid by the Corporation to non-United States holders may be subject to United States federal income tax withholding at a 30% rate or such lower rate as provided in an applicable treaty. Because the Class B Shares would be treated as shares of a United States domestic corporation, the United States gift, estate and generation-skipping transfer tax rules generally would apply to a non-United States holder of Class B Shares.

Because we have not selected a particular business or geographic focus or any specific target businesses with which to pursue our qualifying acquisition, you will be unable to ascertain the merits or risks of any particular target business’ operations.

While we intend to focus on operating businesses that have their primary operations located in Canada, our efforts to identify a target business will not be limited to a particular geographic region. Also, we may pursue an acquisition opportunity in any business industry or sector. Because we have not yet identified or approached any specific target business with respect to our qualifying acquisition, there is no basis to evaluate the possible merits or risks of any particular target business’ operations, results of operations, cash flows, liquidity, financial condition or prospects. To the extent we consummate our qualifying acquisition, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in the business and operations of a financially unstable or a development stage entity. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not properly ascertain or assess all of the significant risk factors or that we will have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business. An investment in our Class A Restricted Voting Units may not ultimately prove to be more favourable to investors than a direct investment in an acquisition target, if such opportunity were available.

We may seek acquisition opportunities outside of our management’s area of expertise and our management may not be able to adequately ascertain or assess all significant risks associated with the target company.

There is no limitation on the industry or business sector we may consider when contemplating our qualifying acquisition. We may therefore be presented with a qualifying acquisition target in an industry unfamiliar to our management team, but determine that such candidate offers an attractive acquisition opportunity for the Corporation. In the event we elect to pursue an investment outside of our management’s expertise, our management’s experience may not be directly applicable to the target business or their evaluation of its operations.

Although we identified general criteria and guidelines that we believe are important in evaluating prospective target businesses, we may enter into our qualifying acquisition with a target that does not meet such criteria and guidelines, and as a result, the target business with which we enter into our qualifying acquisition may not have attributes entirely consistent with our general criteria and guidelines.

Although we have identified specific investment criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which we enter into our qualifying acquisition will not have all of these positive attributes. If we consummate our qualifying acquisition with a target that does not meet some or all of these guidelines, such acquisition may not be as successful as an acquisition with a business that does meet all of our general criteria and guidelines. In addition, if we announce our qualifying acquisition with a target that does not meet our general criteria and guidelines, a greater number of holders of Class A Restricted Voting Shares may exercise their redemption rights, which may make it difficult for us to meet any closing condition with a target business that requires us to have a minimum net worth or a certain amount of cash. In addition, it may be more difficult for us to attain shareholder approval, which is a prerequisite to the closing of our qualifying acquisition if the target business does not meet our general criteria and guidelines.

We are not required to obtain an opinion from a qualified person, and consequently, an independent source may not confirm that the price we are paying for the business is fair to us or our shareholders from a financial point of view.

Unless we consummate our qualifying acquisition with a related party (within the meaning of applicable securities law), we may not be required to obtain an opinion from a qualified person that the price we are paying is fair to us or our shareholders from a financial point of view. Accordingly, our shareholders will be relying on the judgment of our management and board of directors.

Resources could be wasted in researching acquisitions that are not consummated, which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

We anticipate that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and other experts. If we decide not to complete a specific qualifying acquisition, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, we may fail to consummate our qualifying acquisition for any number of reasons, including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

After our qualifying acquisition, it is possible that a majority of our directors and officers will live outside of Canada and all or the majority of our assets will be located outside of Canada; therefore investors may not be able to enforce applicable securities laws or their other legal rights.

While it is our intention to focus on operating businesses that have their primary operations located in Canada, our qualifying acquisition may involve the acquisition of a business or assets located outside of Canada. Accordingly, it is possible that after our qualifying acquisition, a number of our directors and officers will reside outside of Canada and all or the majority of our assets will be located outside of Canada. As a result, it may be difficult, or in some cases not possible, for investors in Canada to enforce their legal rights, to effect service of process upon all of our directors or officers or to enforce judgments of Canadian courts predicated upon civil liabilities and criminal penalties on our directors and officers under Canadian laws.

We are highly dependent upon our officers and directors and their loss could adversely affect our ability to operate and effect our qualifying acquisition.

Our operations are dependent upon a relatively small group of individuals and, in particular, our officers and directors. We believe that our success depends on the continued service of our officers and directors, at least until we have consummated our qualifying acquisition. In addition, our officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, may have conflicts of interest in allocating management time among various business activities, including identifying potential qualifying acquisitions and monitoring the related due diligence. We do not have an employment agreement with, or key-man insurance on the life of, any of our directors or officers. The unexpected loss of the services of one or more of our directors or officers could have a detrimental effect on us, our operations and our ability to effect our qualifying acquisition.

Our ability to successfully effect our qualifying acquisition and to be successful thereafter will be largely dependent upon the efforts of our key personnel, some of whom may join us following our qualifying acquisition. The loss of key personnel could negatively impact the operations and profitability of our post- qualifying acquisition business.

Our ability to successfully effect our qualifying acquisition is dependent upon the efforts of our key personnel. The role of our key personnel in the target business, however, cannot presently be ascertained. Although some of our key personnel may remain with the target business in senior management or advisory positions following our qualifying acquisition, it is likely that some or all of the management of the target business will remain in place. While we intend to closely scrutinize any individuals we engage after our qualifying acquisition, our assessment of these individuals may not prove to be correct. As well, these individuals may be unfamiliar with the requirements of operating a company regulated as a reporting issuer under applicable Canadian securities laws, which could cause us to have to expend time and resources helping them become familiar with such requirements.

We may have a limited ability to assess the management of a prospective target business and, as a result, may effect our qualifying acquisition with a target business whose management may not have the skills, qualifications or abilities to manage a public company.

When evaluating the desirability of effecting our qualifying acquisition with a prospective target business, our ability to assess the target business’ management may be limited due to a lack of time, resources or information. Our assessment of the capabilities of the target business’ management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we suspected. Should the target’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-qualifying acquisition business may be negatively impacted.

The officers and directors of an acquisition target may resign upon or following the closing of our qualifying acquisition. The loss of an acquisition target’s key personnel could negatively impact the operations and profitability of our post-qualifying acquisition business.

The role of an acquisition target’s key personnel upon or following the closing of our qualifying acquisition cannot be ascertained at this time. Although we contemplate that certain members of an acquisition target’s management team will remain associated with the acquisition target following our qualifying acquisition, it is possible that some members of the management team of an acquisition target will not wish to remain in place, which could negatively affect the business.

Certain of our officers and directors may now be, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Following the completion of this Offering and until we consummate our qualifying acquisition, we intend to engage in the business of identifying and combining with one or more businesses. Our executive officers and directors may now be, or may in the future become, affiliated with entities that are engaged in a similar business.

Our officers and directors also may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe duties. In the course of their other business activities, our officers and directors may owe similar or other duties, and may have obligations, to other entities or pursuant to other outside business arrangements, including seeking and presenting investment and business opportunities. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favour, as our officers and directors are not required to present investment and business opportunities to the Corporation in priority to other entities with which they are affiliated or to which they owe duties, and our management and board of directors do not intend to put forward a target business candidate or prospective qualifying acquisition for shareholder approval unless our Sponsor has agreed in advance to vote all of its shares then held, being its respective Founder Shares, Class B Shares (forming part of the Class B Units) and any Class A Restricted Voting Shares purchased during or after the Offering, in favour of the qualifying acquisition. However, Alignvest intends to direct any investment, which it sources, that would in its view be suitable for the Corporation first to the Corporation for its consideration if such investment meets the following criteria: (a) it has an estimated enterprise value exceeding $100 million, and (b) in which we have the opportunity to be the lead equity sponsor.

Our officers, directors, security holders and their respective affiliates and associates may have interests that conflict with our interests.

We have not adopted a policy that expressly prohibits our directors, officers, security holders, affiliates or associates from having a direct or indirect financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. In fact, even though it is not our current intention to do so, we may enter into our qualifying acquisition with a target business that is affiliated with our Sponsor, or our directors or officers. In the event that we did wish to enter into our qualifying acquisition with a target business affiliated with our Sponsor, however, we would be required to obtain a fairness opinion from a qualified person, concluding that our qualifying acquisition is fair to us or our shareholders from a financial point of view.

Each of our Sponsor, our executive officers and our directors has agreed, pursuant to a written letter agreement, that they will not (in the case of executive officers and directors, while they are executive officers or directors) participate in the formation of, or become an officer or director of, any other Canadian special purpose acquisition corporation until we have entered into a definitive agreement regarding our initial qualifying acquisition or we have failed to complete our initial qualifying acquisition within the Permitted Timeline or the effective date of the Winding-Up or dissolution of the Corporation. Nonetheless, such persons or entities may have a conflict between their interests and ours.

We may attempt to contemporaneously consummate qualifying acquisitions with multiple prospective targets, which may hinder our ability to consummate our qualifying acquisition and give rise to increased costs and risks that could negatively impact our operations and profitability.

If we determine to contemporaneously acquire several businesses that are owned by different sellers, we will need each of such sellers to agree that our purchase of its business is contingent on the contemporaneous closings of the other qualifying acquisitions, which may make it more difficult for us, and delay our ability, to complete the qualifying acquisition. With multiple qualifying acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent integration of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively impact our profitability and results of operations.

We may attempt to consummate our qualifying acquisition with a private company about which little information is available, which may result in a qualifying acquisition with a company that is not as profitable as we suspected, if at all.

In pursuing our acquisition strategy, we may seek to effectuate our qualifying acquisition with a privately held company. By definition, very little public information exists about private companies, and we could be required to make our decision on whether to pursue a potential qualifying acquisition on the basis of limited information, which may result in our qualifying acquisition with a company that is not as profitable as we suspected, if at all.

We may not be able to maintain control of a target business after our qualifying acquisition.

We may structure our qualifying acquisition to acquire less than 100% of the equity interests or assets of a target business. Even though we may own a majority interest in the target, our shareholders prior to the qualifying acquisition may collectively own a minority interest in the post-qualifying acquisition company, depending on valuations ascribed to the target and us in the qualifying acquisition. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital of a target. In this case, even if we were to acquire a 100% interest in the target, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to such transaction could own less than a majority of our outstanding shares subsequent to such transaction. In addition, other minority shareholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the target company’s shareholdings than we initially acquired. Accordingly, this may make it more likely that we will not be able to maintain control of the target business. In the event that we structure our qualifying acquisition to acquire less than 100% of the equity interest or assets of the target business, specific securities regulatory requirements may apply to the qualifying acquisition, including pursuant to National Policy 41-201 – Income Trusts and Other Indirect Offerings.

We may be unable to obtain additional financing to complete our qualifying acquisition or to fund the operations and/or growth of a target business, which could compel us to restructure or abandon a particular qualifying acquisition.

Although we believe that the net proceeds of this Offering, and the net proceeds of any loans we may incur from our Sponsor or its affiliates, as further described in this prospectus, will be sufficient to allow us to consummate our qualifying acquisition, we have not yet identified any prospective target business and thus we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of this Offering prove to be insufficient, either because of the size of our qualifying acquisition, the depletion of the available net proceeds in search of a target business, the obligation to redeem for cash a significant number of Class A Restricted Voting Shares from holders of Class A Restricted Voting Shares who elect redemption in connection with our qualifying acquisition, or the terms of negotiated transactions to purchase shares in connection with our qualifying acquisition, we may be required to seek additional financing or to abandon the proposed qualifying acquisition. Additional financing may not be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate our qualifying acquisition, we would be compelled to either restructure the transaction or abandon that particular qualifying acquisition and seek an alternative target business candidate. In addition, even if we do not need additional financing to consummate our qualifying acquisition, we may require such financing to fund the operations and/or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors, Sponsor or shareholders are required to provide any financing to us in connection with or after our qualifying acquisition.

We may only be able to complete one qualifying acquisition with the proceeds of this Offering, which will cause us to be solely dependent on a single target business which may have a limited number of products or services.

It is likely we will consummate a qualifying acquisition with a single target business, although we have the ability to simultaneously acquire several target businesses. By consummating a qualifying acquisition with only a single entity, our lack of diversification may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a qualifying acquisition. Further, we would not be able to immediately diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several acquisitions or business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may be solely dependent upon the performance of a single business, or dependent upon the development or market acceptance of a single or limited number of products, processes or services.

There is currently no market for our securities and a market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

There is currently no market for our securities. Prospective investors therefore have no access to information about prior market history on which to base their investment decision. Following this Offering, the price of our securities may vary significantly due to one or more potential qualifying acquisitions and general market or economic conditions. Furthermore, an active trading market for our securities may never develop or, if developed, may not be sustained. Investors may be unable to sell their securities unless a market can be established and sustained.

There may be tax consequences to our qualifying acquisition that may adversely affect us.

While we expect to undertake any merger or acquisition so as to minimize taxes both to the acquired business and/or asset and us, such qualifying acquisition might not meet the statutory requirements of a tax-deferred rollover for the Corporation or for shareholders. A qualifying acquisition that does not qualify for a tax-deferred rollover could result in the imposition of substantial taxes, and may have other adverse tax consequences to us and/or our shareholders.

Risks Associated with Acquiring and Operating a Business in Emerging Market Countries

If we effect our qualifying acquisition with a company located outside of Canada, we could be subject to a variety of additional risks that may negatively impact our operations.

While we intend to focus on operating businesses that have their primary operations located in Canada, we may pursue acquisition opportunities in any geographic region. If we effect our qualifying acquisition with a company located or operated outside of Canada, we could be subject to any special considerations or risks associated with companies operating in the target business’ home jurisdiction, including any of the following:

•	rules and regulations regarding currency redemption;

•	complex corporate withholding taxes on individuals;

•	laws governing the manner in which future qualifying acquisitions may be effected;

•	exchange listing and/or delisting requirements;

•	tariffs and trade barriers;

•	regulations related to customs and import/export matters;

•	longer payment cycles;

•	tax issues, such as tax law changes and variations in tax laws as compared to Canada;

•	currency fluctuations and exchange controls;

•	rates of inflation;

•	challenges in collecting accounts receivable;

•	cultural and language differences;

•	employment regulations;

•	crime, strikes, riots, civil disturbances, terrorist attacks and wars; and

•	deterioration of political relations with Canada or other governments or sanctions imposed by Canada or other governments.

We may also be subject to currency exchange risks in connection with any qualifying acquisition. We may not be able to adequately address these additional risks. If we were unable to do so, our operations of the continued business might suffer.

Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted.

Managing a business, operations, personnel or assets in another country is challenging and costly. Any management that we may have (whether based abroad or in Canada) may be inexperienced in cross-border business practices and unaware of significant differences in accounting rules, legal regimes and labour practices. Even with a seasoned and experienced management team, the costs and difficulties inherent in managing cross-border business operations, personnel and assets can be significant (and much higher than in a purely domestic business) and may negatively impact our financial and operational performance.

If social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, or policy changes or enactments occur in a country in which we may operate after we effect our qualifying acquisition, it may result in a negative impact on our business.

Political events in another country may significantly affect our business, assets or operations. Social unrest, acts of terrorism, regime changes, changes in laws and regulations, political upheaval, and policy changes or enactments could negatively impact our business in a particular country.

Many countries have difficult and unpredictable legal systems and underdeveloped laws and regulations that are unclear and subject to corruption and inexperience, which may adversely impact our results of operations and financial condition.

Our ability to seek and enforce legal protections, including with respect to intellectual property and other property rights, or to defend ourselves with regard to legal actions taken against us in a given country, may be difficult or impossible, which could adversely impact our operations, assets or financial condition.

Rules and regulations in many countries are often ambiguous or open to differing interpretations by responsible individuals and agencies at the municipal, state, provincial, regional and federal levels. The attitudes and actions of such individuals and agencies are often difficult to predict and can be inconsistent. Delay with respect to the enforcement of particular rules and regulations, including those relating to customs, tax, environment and labour, could cause serious disruptions to operations abroad and negatively impact our results.

After our qualifying acquisition, substantially all of our assets may be located in a foreign country and substantially all of our revenue will be derived from our operations in such country. Accordingly, our results of operations and prospects will be subject, to a significant extent, to the economic, political and legal policies, developments and conditions in the country in which we operate.

The economic, political and social conditions, as well as government policies, of the country in which our operations are located could affect our business. If in the future such country’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could materially and adversely affect our ability to find an attractive target business with which to consummate our qualifying acquisition and if we effect our qualifying acquisition, the ability of that target business to become profitable.

Currency policies may cause a target business’ ability to succeed in the international markets to be diminished.

In the event we acquire a non-Canadian target, or a Canadian target with material non-Canadian operations, some or all of our revenues and income would likely be received in a foreign currency, and the dollar equivalent of our net assets and distributions, if any, could be adversely affected by reductions in the value of the local currency. The value of the currencies in our target regions fluctuate and are affected by, among other things, changes in political and economic conditions. Any change in the relative value of such currency against our reporting currency may affect the attractiveness of any target business or, following the closing of our qualifying acquisition, our financial condition and results of operations. Additionally, if a currency appreciates in value against the Canadian dollar prior to the closing of our qualifying acquisition, the cost of a target business as measured in dollars will increase, which may make it less likely that we are able to consummate such transaction.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Corporation, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder who acquires Class A Restricted Voting Units as beneficial owner pursuant to this prospectus and who, at all relevant times, for the purposes of the Tax Act, holds their Class A Restricted Voting Shares and Warrants, and will hold their Class B Shares issued on the exercise of Warrants or the automatic conversion of Class A Restricted Voting Shares following the closing of the qualifying acquisition (collectively, the “Securities”) as capital property, deals at arm’s length with the Corporation and the Underwriters, and is not affiliated with the Corporation or the Underwriters (a “Holder”). This summary does not apply to (i) any of the Founders or the Sponsor, or (ii) a Holder who has entered or will enter into a “derivative forward agreement” as that term is defined in the Tax Act with respect to any of the Securities.

A Security will generally be considered to be capital property to a Holder unless either (i) the Holder holds the Security in the course of carrying on a business of buying and selling securities or (ii) the Holder has acquired the Security in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is based on facts set out in this prospectus, the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof, all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and certificates of the Corporation and the Sponsor relating to factual matters. No assurances can be given that the Proposed Amendments will be enacted or will be enacted as proposed. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder and no representations with respect to the income tax consequences to any particular holder are made. This summary is not exhaustive of all Canadian federal income tax considerations and does not describe the income tax considerations relating to the deductibility of interest on money borrowed to acquire Class A Restricted Voting Units or to exercise Warrants. Accordingly, prospective investors in Class A Restricted Voting Units should consult their own tax advisors with respect to their own particular circumstances.

Allocation of Cost

A Holder who acquires Class A Restricted Voting Units will be required to allocate the purchase price paid for each Class A Restricted Voting Unit on a reasonable basis between the Class A Restricted Voting Share and the one-half of a Warrant comprising each Class A Restricted Voting Unit in order to determine their respective costs to such Holder for the purposes of the Tax Act. For its purposes, the Corporation intends to allocate $ • of the offering price as consideration for the issue of each Class A Restricted Voting Share and $ • of the offering price as consideration for the issue of each one-half of a Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA or the Holders.

A Holder who disposes or is deemed to dispose of Class A Restricted Voting Units will be required to allocate the amount received or deemed to be received for each Class A Restricted Voting Unit on a reasonable basis between the Class A Restricted Voting Share and the one-half of a Warrant forming part of each Class A Restricted Voting Unit in order to determine their respective proceeds of disposition to such Holder for the purposes of the Tax Act.

Holders Resident in Canada

This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act, and any applicable income tax treaty or convention (a “Resident Holder”). This summary is not applicable to a Resident Holder: (i) that is a “financial institution” for purposes of the mark-to- market rules in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) that reports its “Canadian tax results” within the meaning of the Tax Act in a currency other than Canadian currency; or (iv) an interest in which is a “tax shelter investment” for the purposes of the Tax Act. Such Resident Holders should consult their own tax advisors.

A Resident Holder whose Class A Restricted Voting Shares or Class B Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Class A Restricted Voting Shares, Class B Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances. Such election will not apply in respect of Warrants. See “– Disposition of Securities” below.

Exercise or Expiry of Warrants

No gain or loss will be realized by a Resident Holder of a Warrant upon the exercise of such Warrant. When a Warrant is exercised, the Resident Holder’s cost of the Class B Share acquired thereby will be equal to the adjusted cost base of the Warrant to such Resident Holder, plus the amount paid on the exercise of the Warrant. For the purpose of computing the adjusted cost base to a Resident Holder of each Class B Share acquired on the exercise of a Warrant, the cost of such Class B Share must be averaged with the adjusted cost base to such Resident Holder of all other Class B Shares (if any) held by the Resident Holder as capital property immediately prior to the exercise of such Warrant.

Generally, the expiry of an unexercised Warrant will give rise to a capital loss equal to the adjusted cost base to the Resident Holder of such expired Warrant. See “ – Disposition of Securities” below.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year dividends (including deemed dividends) received or deemed to be received on the Class A Restricted Voting Shares and Class B Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act. Following a qualifying acquisition, there may be limitations on the ability of the Corporation to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year.

The Class A Restricted Voting Shares will be “short-term preferred shares” and “taxable preferred shares”, each as defined in the Tax Act, and as a result, Resident Holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Class A Restricted Voting Shares.

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received on the Class A Restricted Voting Shares and Class B Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. A “subject corporation” is generally a corporation controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Redemptions

If the Corporation redeems Class A Restricted Voting Shares or otherwise acquires or cancels Class A Restricted Voting Shares or Class B Shares (other than by a purchase by the Corporation of the shares in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital (as determined for purposes of the Tax Act) of such shares at such time. The amount of any deemed dividend will not be included in computing the Resident Holder’s proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. See “— Disposition of Securities” below. In the case of a corporate Resident Holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

Conversion

The automatic conversion of Class A Restricted Voting Shares into Class B Shares will be deemed not to constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss.

The cost to a Resident Holder of the Class B Shares received on the conversion of Class A Restricted Voting Shares will be deemed to be equal to the Resident Holder’s adjusted cost base of the converted Class A Restricted Voting Shares immediately before the conversion. For the purpose of computing the adjusted cost base to a Resident Holder of each Class B Share acquired on the conversion of a Class A Restricted Voting Share, the cost of such Class B Share must be averaged with the adjusted cost base to such Resident Holder of all other Class B Shares (if any) held by the Resident Holder as capital property immediately prior to the conversion.

Disposition of Securities

Upon the redemption, retraction, or other disposition of a Security (other than a disposition arising on the exercise of a Warrant by a Resident Holder), a Resident Holder will realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of the particular Security immediately before the disposition or deemed disposition. The amount of any deemed dividend arising on the redemption by the Corporation of Class A Restricted Voting Shares will not be included in computing the Resident Holder’s proceeds of disposition for purposes of computing the capital gain (or capital loss) arising on the disposition of such Class A Restricted Voting Shares. See “– Redemptions” above.

A Resident Holder will be required to include in computing its income for the taxation year of disposition one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will be required to deduct one-half of the amount of any capital loss realized in a particular taxation year (an “allowable capital loss”) against taxable capital gains realized in the taxation year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a Class A Restricted Voting Share or Class B Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under the circumstances specified in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

A Resident Holder that is throughout the relevant taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 % on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains.

Alternative Minimum Tax

In general terms, a Resident Holder who is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Class A Restricted Voting Shares or Class B Shares, or realizes a capital gain on the disposition or deemed disposition of Securities, may be liable for alternative minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

Holders not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act or any applicable income tax treaty or convention; and (ii) does not and will not use or hold, and is not and will not be deemed to hold, the Securities in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such Holders should consult their own tax advisors.

Exercise or Expiry of Warrants

The tax consequences of the exercise and expiry of a Warrant held by a Non-Resident Holder are the same as those described above under “Holders Resident in Canada – Exercise or Expiry of Warrants”.

Dividends

Under the Tax Act, dividends on Class A Restricted Voting Shares and Class B Shares paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non- Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

Redemptions

If the Corporation redeems Class A Restricted Voting Shares or otherwise acquires or cancels Class A Restricted Voting Shares or Class B Shares (other than by a purchase by the Corporation of the shares in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the Non-Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital (as determined for purposes of the Tax Act) of such shares at such time. The amount of any deemed dividend will not be included in computing the Non-Resident Holder’s proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. See “— Disposition of Securities” below.

Conversion

The tax consequences of the automatic conversion of a Class A Restricted Voting Share held by a Non-Resident Holder to a Class B Share are the same as those described above under “Holders Resident in Canada – Conversion”.

Disposition of Securities

Upon the redemption, retraction, or other disposition of a Security (other than a disposition arising on the exercise of a Warrant), a Non-Resident Holder will realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the Non-Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Non-Resident Holder of the particular Security immediately before the disposition or deemed disposition. The amount of any deemed dividend arising on the redemption by the Corporation of Class A Restricted Voting Shares will not be included in computing the Non- Resident Holder’s proceeds of disposition for purposes of computing the capital gain (or capital loss) arising on the disposition of such Class A Restricted Voting Shares. See “– Redemptions” above.

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of the Securities, unless the Securities constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

As long as the Class A Restricted Voting Shares or Class B Shares, as applicable, are then listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX), the Class A Restricted Voting Shares and Warrants or the Class B Shares and Warrants, as applicable, generally will not constitute taxable Canadian property of a Non-Resident Holder, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition of the Security (as applicable): (i) 25% or more of the issued shares of any class or series of the share capital of the Corporation were owned by, or belonged to, one or any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act) and (z) partnerships in which the Non-Resident Holder or a person referred to in (y) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Class A Restricted Voting Share or Class B Share, as applicable, was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Security (as applicable) is otherwise deemed under the Tax Act to be taxable Canadian property.

If the Securities are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Securities may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Non-Resident Holders whose Securities are taxable Canadian property should consult their own tax advisors.

EXCHANGE OF INFORMATION

There are new due diligence and reporting obligations in the Tax Act which were enacted to implement the Canada- United States Enhanced Tax Information Exchange Agreement. If Class A Restricted Voting Shares are registered in the name of CDS or a dealer, such shares should not be United States reportable accounts and, as a result, the Corporation should not be required to provide information to the CRA in respect of holders of such shares. However, the dealers through which such holders hold such shares may be required to report certain information with respect to certain of such holders. With respect to Class A Restricted Voting Shares not registered in the name of CDS or a dealer, the Corporation may be subject to due diligence and reporting obligations with respect to the holders of such shares. Such holders may be requested to provide information to the Corporation to identify United States persons holding Class A Restricted Voting Shares. If a holder is a United States person (including a United States citizen), or if a holder does not provide the requested information, Part XVIII of the Tax Act will generally require information about the holder’s investment in the Corporation to be reported to the CRA, unless the investment is held within a registered plan. The CRA is expected to provide that information to the US Internal Revenue Service.

AUDITORS, TRANSFER AGENT, WARRANT AGENT AND ESCROW AGENT

Our auditors are Ernst & Young LLP, having an address at Ernst & Young Tower, 222 Bay Street, P.O. Box 251, Toronto, Ontario, Canada M5K 1J7. Such firm is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario).

Computershare Investor Services Inc., at its principal offices in Toronto, Ontario, is the transfer agent and registrar for our Class A Restricted Voting Units and Class A Restricted Voting Shares and is the Warrant Agent for our Warrants under the Warrant Agreement.

Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario, is the Escrow Agent.

EXPERTS

Certain legal and tax matters relating to this Offering will be passed upon at the date of this Offering by Stikeman Elliott LLP on our behalf and on behalf of our Sponsor, and by Osler, Hoskin & Harcourt LLP on behalf of the Underwriters.

As at the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, and Osler, Hoskin & Harcourt LLP, as a group, beneficially own, directly or indirectly, none of our securities, but may subscribe for Class A Restricted Voting Units pursuant to this Offering.

PROMOTER

Alignvest Management Corporation, our Sponsor (who is also one of our Founders), is considered a promoter of the Corporation within the meaning of applicable securities legislation.

As of the date of this prospectus, our Sponsor holds, of record and beneficially, 100% of our outstanding shares. Following the Closing (and assuming no exercise of the Over-Allotment Option), our Sponsor will own, of record and beneficially, 2,837,185 Class B Shares (including 2,837,184 Founders’ Shares held by our Sponsor, post-forfeiture of the Sponsor’s Over-Allotment Forfeitable Founders’ Shares and the 1 Class B Share initially issued to our Sponsor at the incorporation of the Corporation) and 411,250 Class B Units (comprising 411,250 Class B Shares and 205,625 Warrants), representing 20.04% of our issued and outstanding shares (including the Class A Restricted Voting Shares forming part of our Class A Restricted Voting Units and assuming no exercise of our Warrants). If the Over-Allotment Option is exercised in full, our Sponsor will own 3,709,864 Class B Shares (including 3,257,598 Founders’ Shares, the 1 Class B share initially issued to our Sponsor at the incorporation of the Corporation, and 452,265 Class B Shares forming part of the 452,265 Class B Units), representing 19.93% of our issued and outstanding shares after the Closing. See “Principal Shareholders”. The foregoing assumes that our Sponsor does not purchase any Class A Restricted Voting Shares pursuant to this Offering.

LEGAL PROCEEDINGS

We are not party to any legal proceedings nor, to our knowledge, are any such proceedings contemplated by or against us.

MATERIAL CONTRACTS

Prior to the Closing Date, we have not entered into any contracts material to investors in Units, other than:

(a)	the Underwriting Agreement;

(b)	the Forfeiture and Transfer Restrictions Agreement and Undertaking;

(c)	the Make Whole Agreement and Undertaking;

(d)	the Escrow Agreement; and

(e)	the Warrant Agreement.

Copies of these agreements will be available for inspection at our offices, during ordinary business hours and will be available on SEDAR at www.sedar.com.

EXEMPTIVE RELIEF

The Corporation has made an application for exemptive relief to be provided by the TSX with respect to certain of the requirements of Part X (Special Purpose Acquisition Corporations) of the TSX Company Manual, as follows:

1.

the requirement to allow a 15% redemption limitation by any holder of Class A Restricted Voting Shares, together with any affiliate of each such holder or any other person with whom such holder or affiliate is acting jointly or in concert, contained in section 1008 of the TSX Company Manual;

2.	the prohibition on debt financing contained in section 1009 of the TSX Company Manual;

3.

the prohibition on voting by the Founders of the Founders’ Shares and by our Sponsor of their Class B Shares forming part of the Class B Units on the qualifying acquisition contained in section 1024 of the TSX Company Manual;

4.	the requirement to have a fixed expiry date for the Warrants contained in section 1008 of the TSX Company Manual;

5.	the requirement to hold an annual meeting within six months of the end of a listed company’s fiscal year contained in Section 464 of the TSX Company Manual;

6.	the requirement to provide at least 21 days’ notice of shareholders’ meetings to holders of Class A Restricted Voting Shares contained in Section 624(h) of the TSX Company Manual;

7.	the requirement of certain take-over protective provisions, also referred to as coattail provisions, contained in Section 624(l) of the TSX Company Manual; and

8.

the prohibition on the issuance of shares with greater voting rights than any listed shares contained in Section 624(m) of the TSX Company Manual to enable the issue of the Class B Shares forming part of the Class B Units.

PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

In an offering of the Warrants forming part of the Units, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the Warrants forming part of the Units is offered to the public under this Offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon exercise of the Warrants, those amounts may not be recoverable under the statutory right of action for damages that applies in such provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages or consult with a legal adviser.

APPENDIX A
CHARTER OF THE AUDIT COMMITTEE
OF ALIGNVEST ACQUISITION CORPORATION

Section 1	PURPOSE

The audit committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Alignvest Acquisition Corporation (the “Corporation”). The primary function of the Audit Committee is to assist the directors of the Corporation in fulfilling their applicable roles by:

(a)	recommending to the Board the appointment and compensation of the Corporation’s external auditor;

(b)	overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation by the Corporation’s external auditor;

(d)

satisfying themselves that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(e)

establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(f)	reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation; and

(g)

reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Corporation to any governmental body or the public.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Corporation’s internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.

Section 2	LIMITATIONS ON AUDIT COMMITTEE’S DUTIES

In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor, (iv) financial statements of the Corporation represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Section 3	COMPOSITION AND MEETINGS

The Audit Committee should be comprised of not less than three directors as determined by the Board, all of whom shall be independent within the meaning of National Instrument 52-110 – Audit Committees (“52-110”) of the Canadian Securities Administrators (or exempt therefrom), and free of any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee. A majority of the members of the Audit Committee must be resident Canadians. All members of the Audit Committee should have (or should gain within a reasonable period of time after appointment) a working familiarity with basic finance and accounting practices. At least one member of the Audit Committee should have accounting or related financial management expertise and be considered a financial expert. Each member should be “financially literate” within the meaning of 52-110. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Corporation’s securities are listed or traded.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate.

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation’s interim financial statements.

A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine, provided that a majority thereof are resident Canadians.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

This Charter is subject in all respects to the Corporation’s articles of incorporation and by-laws from time to time.

Section 4	ROLE

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the Audit Committee should:

(1)	Determine any desired agenda items;

(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;

(3)	Review the public disclosure regarding the Audit Committee required by 52-110;

(4)	Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;

(5)	Summarize in the Corporation’s annual information form the Audit Committee’s composition and activities, as required; and

(6)	Submit the minutes of all meetings of the Audit Committee to the Board upon request.

Documents / Reports Review

(7)

Review and recommend to the Board for approval the Corporation’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Corporation provided to the public or any governmental body as the Audit Committee or the Board require.

(8)	Review other financial information provided to any governmental body or the public as they see fit.

(9)	Review, recommend and approve any of the Corporation’s press releases that contain financial information.

(10)

Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and related MD&A and periodically assess the adequacy of those procedures.

External Auditor

(11)	Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review the fees and other compensation to be paid to the external auditor.

(12)

Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Corporation’s financial condition, financial performance and cash flow.

(13)	Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management.

(14)

Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor.

(15)	Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Corporation to determine the external auditor’s independence.

(16)	Pre-approve all non-audit services (or delegate such pre-approval, as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor.

(17)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

(18)

Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

(19)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed.

(20)	Review and approve any proposed hiring by the Corporation of current or former partners or employees of the current (and any former) external auditor of the Corporation.

Audit Process

(21)

Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post-audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable.

(22)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

(23)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements.

(24)

Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters.

Financial Reporting Processes

(25)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit.

(26)

Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

(27)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

(28)

Review with management and the external auditor the Corporation’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto.

(29)	Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

(30)	If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor.

(31)	Periodically consider the need for an internal audit function, if not present.

Risk Management

(32)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

General

(33)

With prior Board approval, the Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Corporation) the compensation for any such advisors.

(34)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform.

(35)	Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter.

(36)	Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including:

(i)	the Charter of the Audit Committee;

(ii)	the composition of the Audit Committee;

(iii)	the relevant education and experience of each member of the Audit Committee;

(iv)	the external auditor services and fees; and

(v)	such other matters as the Corporation is required to disclose concerning the Audit Committee.

(37)	Review in advance, and approve, the hiring and appointment of the Corporation’s senior financial executives by the Corporation, if any.

(38)	Perform any other activities as the Audit Committee deems necessary or appropriate including ensuring all regulatory documents are compiled to meet Committee reporting obligations under 52-110.

Section 5	AUDIT COMMITTEE COMPLAINT PROCEDURES

Submitting a Complaint

(39)

Anyone may submit a complaint regarding conduct by the Corporation or its employees or agents (including its independent auditors) reasonably believed to involve questionable accounting, internal accounting controls or auditing matters. The Chair should oversee treatment of such complaints.

Procedures

(40)	The Chair will be responsible for the receipt and administration of employee complaints.

(41)	In order to preserve anonymity when submitting a complaint regarding questionable accounting or auditing matters, the employee may submit a complaint confidentially.

Investigation

(42)	The Chair should review and investigate the complaint. Corrective action will be taken when and as warranted in the Chair’s discretion.

Confidentiality

(43)	The identity of the complainant and the details of the investigation should be kept confidential throughout the investigatory process.

Records and Report

(44)	The Chair should maintain a log of complaints, tracking their receipt, investigation, findings and resolution, and should prepare a summary report for the Audit Committee.

The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Corporation’s securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Corporation or other liability whatsoever.

APPENDIX B
FINANCIAL STATEMENTS

INDEPENDENT AUDITORS` REPORT

To the Board of Directors of
Alignvest Acquisition Corporation

We have audited the accompanying financial statements of Alignvest Acquisition Corporation, which comprise the statement of financial position as at May 19, 2015, and the statements of income and comprehensive income, changes in shareholder’s equity and cash flows for the period ended May 19, 2015, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Alignvest Acquisition Corporation as at May 19, 2015, and its financial performance and its cash flows for the period ended May 19, 2015 in accordance with International Financial Reporting Standards.

Toronto, Canada	(Signed) Ernst & Young LLP
May 22, 2015	Chartered Professional Accountants, Licensed Public Accountants

ALIGNVEST ACQUISITION CORPORATION

STATEMENT OF FINANCIAL POSITION

(expressed in Canadian dollars)

As at May 19, 2015

$
ASSETS

Current
Cash	10
10

SHAREHOLDER'S EQUITY
Share capital [note 3]	10
10

The accompanying notes are an integral part of these financial statements.

Approved by the Board:

(SIGNED) “REZA SATCHU”	(SIGNED) “TIMOTHY HODGSON”
PRESIDENT AND CHIEF EXECUTIVE OFFICER	CHAIRMAN AND DIRECTOR
AND DIRECTOR

ALIGNVEST ACQUISITION CORPORATION

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

(expressed in Canadian dollars)

For the period ended
May 19, 2015

$

REVENUE

Revenue	—
—

EXPENSES

Expenses	—
—
Income before income taxes	—
Provision for income taxes	—

Net income and comprehensive income for the period	—

EARNINGS PER SHARE
Basic	—
Diluted	—

The accompanying notes are an integral part of these financial statements

ALIGNVEST ACQUISITION CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

(expressed in Canadian dollars, except for number of shares outstanding)

	For the period ended May 19, 2015
	Number of	Share
	Shares	Capital

SHARE CAPITAL
Outstanding, beginning of period	—	—

Issuance of Class B Share [note 3]	1	10

Outstanding, end of period	1	10

The accompanying notes are an integral part of these financial statements.

ALIGNVEST ACQUISITION CORPORATION

STATEMENT OF CASH FLOW

(expressed in Canadian dollars)

For the period ended
May 19, 2015

$
OPERATING ACTIVITIES

Net income and comprehensive income for the period	—

Cash provided by operating activities	—

FINANCING ACTIVITIES

Issuance of Class B Share [note 3]	10
Cash provided by financing activities	10

Net increase in cash during the period	10
Cash, beginning of period	—
Cash, end of period	10

The accompanying notes are an integral part of these financial statements.

ALIGNVEST ACQUISITION CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

As at and for the period ended May 19, 2015

1.	CORPORATE INFORMATION

Alignvest Acquisition Corporation (the “Corporation”) is a special purpose acquisition corporation which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Acquisition”).

The Corporation was incorporated on May 11, 2015 under the Business Corporations Act (Ontario), and is domiciled in Canada. The registered office of the Corporation is located 100 King Street West, Suite 7050, Toronto, Ontario, M5X 1C7.

The financial statements were authorized for issuance by the Board of Directors of the Corporation on May 22, 2015.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Corporation in the preparation of its financial statements are set out below.

Basis of preparation

These financial statements of the Corporation as at and for the period ended May 19, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements of the Corporation have been prepared on a historical cost basis. The Corporation’s functional and presentation currency is the Canadian dollar.

Cash

Cash is comprised of amounts held in trust.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.	SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Class B Shares.

On May 11, 2015, the Corporation issued 1 Class B Share in exchange for proceeds of $10.

4.	SUBSEQUENT EVENTS

Subsequent to May 19, 2015, the Corporation will file a preliminary long form prospectus for purposes of completing a Canadian initial public offering (the “Offering”) of 12,500,000 units at $10.00 per unit. Each unit will consist of one share of a new class of shares of the Corporation to be designated as Class A restricted voting shares, and one half of a warrant (and each unit a “Class A Restricted Voting Unit”). The warrants will become exercisable only commencing 30 days after the completion of a Qualifying Acquisition. Each whole warrant is exercisable to purchase one Class A restricted voting share of the Corporation at an exercise price of $11.50, subject to normal anti-dilution adjustments.

The warrants will expire on the day that is five years from the completion of a Qualifying Acquisition, or may expire if a Qualifying Acquisition is not completed.

As a condition of the closing of the Offering, Alignvest Management Corporation, Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker, have agreed to purchase an aggregate of 3,722,4969 Class B Shares for an aggregate price of $25,000 and 470,000 Class B units at $10.00 per unit. Each Class B unit will consist of one Class B share of the Corporation and one half of a warrant. Similar to the warrant comprising part of the Class A Restricted Voting unit, the warrant will become exercisable only commencing 30 days after the completion of a Qualifying Acquisition. Each whole warrant is exercisable to purchase one Class B share of the Corporation at an exercise price of $11.50, subject to normal anti-dilution adjustments, and the warrants will expire on the day that is five years from the completion of a Qualifying Acquisition, or may expire if a Qualifying Acquisition is not completed.

CERTIFICATE OF ALIGNVEST ACQUISITION CORPORATION AND PROMOTER

May 22, 2015

This prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by securities legislation of each of the provinces and territories of Canada.

By:	(SIGNED) “REZA SATCHU”	BY:	(SIGNED) “SANJIL SHAH”
	REZA SATCHU		SANJIL SHAH
	PRESIDENT AND CHIEF EXECUTIVE		CHIEF FINANCIAL OFFICER
OFFICER AND DIRECTOR

ON BEHALF OF THE BOARD OF DIRECTORS

By:	(SIGNED) “TIMOTHY HODGSON”	BY:	(SIGNED) “VINCE HEMMER”
	TIMOTHY HODGSON		VINCE HEMMER
	CHAIRMAN AND DIRECTOR		DIRECTOR

ALIGNVEST MANAGEMENT CORPORATION, AS
PROMOTER

By:	(SIGNED) “REZA SATCHU”
REZA SATCHU
MANAGING PARTNER

(SIGNED) “SANJIL SHAH”
By:	SANJIL SHAH
CHIEF FINANCIAL OFFICER AND PARTNER

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CERTIFICATE OF THE UNDERWRITERS

May 22, 2015

To the best of our knowledge, information and belief, this prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by securities legislation of each of the provinces and territories of Canada.

TD SECURITIES INC.	CANTOR FITZGERALD CANADA
CORPORATION

(SIGNED) “CAMERON GOODNOUGH”	(SIGNED) “LAURENCEROSE”
CAMERON GOODNOUGH	LAURENCE ROSE

BMO NESBITT BURNS INC.	CIBC WORLD MARKETS INC.

(SIGNED) “ANDREW WARKENTIN”	(SIGNED) “SHANNAN M. LEVERE”
ANDREW WARKENTIN	SHANNAN M.LEVERE

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